07024464

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
June 14, 2007

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

SUPPL

RECEIVED
2007 JUN 19 A 11:25

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since May 1, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations are attached. Original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7404 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

dw 6/19

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE May 1, 2007

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated May 21, 2007
"Kao Announces Partial Amendments to Articles of Incorporation"
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Press release dated May 21, 2007
"Basic Idea and Policy Concerning Reduction of the Minimum Investment Unit" (Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Notice of the 101st Annual General Meeting of Shareholders dated May 31, 2007 (Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

Exhibit A-1

Kao Corporation

Kao Announces Partial Amendments to Articles of Incorporation

May 21, 2007

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved that the proposal to make the partial amendments to Articles of Incorporation be made to the shareholders at the 101st Annual General Meeting of Shareholders to be held on June 28, 2007.

1. Reasons for the Amendments

In order to reflect the worker dispatching business of subsidiaries of the Company, the Company will add a new item to its business purposes in Article 2 of the current Articles of Incorporation and will appropriately adjust the numbers of relevant items in Article 2 of the current Articles of Incorporation.

2. Details of the Amendments

Details of the amendments are described in the Attachment.

3. Schedule

Date of the Annual General Meeting of Shareholders for amendments to Articles of Incorporation: June 28, 2007

Effective date of the amendments: June 28, 2007

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Attachment:

Details of the Amendments

The following changes will be made to the Articles of Incorporation:

(Underlined parts will be changed)

Current Articles of Incorporation (Extracts)	Proposed Amendments
(Purposes) **Article 2.** The purposes of the Company shall be to engage in the following businesses:	*(Purposes)* **Article 2.** The purposes of the Company shall be to engage in the following businesses:
1. Manufacture and sale of the following products:	1.
(1) Personal care products such as soap, shampoo, toothpaste and bath additives;	(1)
(2) Cosmetics such as cream, lipsticks and foundation;	(2)
(3) Household products such as detergents, bleach, fabric softener, starch and home cleaning products;	(3)
(4) Hygiene products such as sanitary napkins and disposable diapers;	(4)
(5) Foodstuffs, food additives and beverages;	(5)
(6) Paper, packing and packaging materials, goods for daily use, and clothing;	(6)
(7) Pet foods and pet care products;	(7)
(8) Pharmaceuticals, quasi-pharmaceuticals, medical equipment, pharmaceuticals and quasi-pharmaceuticals for animals, agricultural chemicals, fertilizers, feed, reagents and chemicals;	(8)
(9) Chemical products such as oleo chemical products and their derivatives, surface active agents, high molecular compounds, enzymes, fragrances and flavors; and	(9) Unchanged
(10) Information technology equipment and home electrical appliances.	(10)
2. Development and sale of information systems, and services related to information processing and communication;	2.
3. Publishing and services related to the supply of information;	3.
4. Operation and services related to hair salons, esthetic salons and spas etc.;	4.
5. Cargo transportation via trucking, utilization of freight forwarding and warehousing business;	5.
6. Sale, purchase, lease and management of real estate, insurance agency services and travel business;	6.
7. Operation of training institute and accommodations;	7.
(New provision)	8. Worker dispatching business;
8. Disposal of disused items by the Company and its subsidiaries and affiliates;	9. (Same as current Item 8)
9. Design, development and production of machinery, equipment, systems and computer software related to each of the above items, and sale and consultation of the related technologies;	10. (Same as current Item 9)
10. Import and export of raw materials, products and by-products related to each of the above items;	11. (Same as current Item 10)
11. All other business activities incidental to the foregoing.	12. (Same as current Item 11)

Exhibit A-2

Kao Corporation

Basic Idea and Policy Concerning Reduction of the Minimum Investment Unit

May 21, 2007

Kao Corporation ("Kao") believes that the sufficient liquidity of shares and participation of a large number of investors in the stock market are necessary for appropriate stock prices to be set in the stock market, and that reducing the minimum investment unit would contribute to this objective. In terms of its price, the minimum investment unit for Kao shares is ranked relatively high among the stocks listed on the Tokyo Stock Exchange ("TSE"). Kao, however, has not reduced its minimum investment unit to this date, mainly for the following reasons: a reduction of the minimum investment unit would have considerable cost impacts to Kao shareholders; Kao has regarded the liquidity of its shares on the TSE to have been ranked relatively high on a continuous basis and, in fact, Kao had approximately as many as 41,000 shareholders as of March 31, 2007, of which approximately 39,000 were individual shareholders; and there have been continued discussions concerning the condensing of various trading unit levels for listed stocks.

Nevertheless, Kao continues to consider effecting a reduction of the minimum investment unit after the switchover to the electronic share certificate system (scheduled for January, 2009), taking into account factors such as: the desirable minimum investment unit levels stipulated in the Rules on Timely Disclosure of Corporate Information by the Issuer of Listed Securities; the desirable trading unit levels to be set as goals according to the Interim Report of the Advisory Group on Improvements to the TSE Listing System published in March 2007; and trends among individual shareholders.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-3

Kao Corporation

14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, TOKYO 103-8210 JAPAN

Kao

May 31, 2007

NOTICE OF THE 101st ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

Kao Corporation (the "Company") is pleased to announce that the 101st Annual General Meeting of Shareholders of Kao Corporation ("AGM") will be held on June 28, 2007 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo, Japan. At the AGM, shareholders who hold one thousand (1,000) or more shares of record as of March 31, 2007 ("Shareholders") will be presented with the Business Report, the Consolidated Financial Documents and Financial Documents for the fiscal year which ended on March 31, 2007. For your reference, we have enclosed a copy of our Business Results announced on April 23, 2007 and an English summary of the Business Report. At the AGM, Shareholders will be asked to vote on the following agenda items: *(Please note that a shareholder is entitled to one vote per unit of shares, with each unit consisting of one thousand (1,000) shares.)*

1: Proposal for Appropriation of Retained Earnings
2: Partial Amendments to the Articles of Incorporation
3: Election of one (1) Corporate Auditor
4: Election of one (1) Alternate Corporate Auditor
5: Delegation to the Meeting of the Board of Directors of the Company of Determination of Matters for Offering of Stock Acquisition Rights to be Issued as Stock Options
6: Revision to the Aggregate Amount of Remuneration, etc., of Members of the Board of Directors

As we attach great importance to your exercise of voting rights at the AGM, we have enclosed, for your convenience, an English summary of the Proxy Statement, the original of which is in the Japanese language and is being distributed to all registered shareholders or their standing agents in Japan. As a Japanese company, we face strict quorum requirements for some of the agenda items listed above. Therefore, we strongly urge you to exercise your voting rights at the AGM.

As part of our ongoing effort to improve the quality of communications with our foreign investors and to increase the voting participation of foreign investors at the AGM, the Company has retained Georgeson as our Global Information Agent to assist us with the AGM. If you have any questions, please contact Cas Sydorowitz at +44-870-703-0302 or cas.sydorowitz@georgeson.com, or Simone Alfredo Garofalo at +39-06-421-71716 or sa.garofalo@georgeson.com. The enclosed materials are also available on our website at http://www.kao.co.jp/en/ir/shareholders/index.html

PLEASE CONTACT YOUR BROKER OR CUSTODIAN WITH YOUR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BUT NO LATER THAN JUNE 20, 2007.

Thank you very much for your attention.

Very truly yours,

Motoki Ozaki

Motoki Ozaki
President and Chief Executive Officer

ISIN	JP3205800000
SEDOL	6483809
TSE	4452

Kao Corporation

English Summary of the PROXY STATEMENT

The Proxy Statement of Kao Corporation (the "Company") in the Japanese language has been prepared for the purpose of the 101st Annual General Meeting of Shareholders of Kao Corporation (the "AGM") to be held on June 28, 2007 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo, Japan, and is furnished to all shareholders of Kao Corporation holding at least one Unit Share* ("Shareholders") of record as of March 31, 2007 (the "Record Date").

All Shareholders have valid voting rights and are entitled to vote at the AGM. In order to properly transact business at the AGM, Shareholders holding more than one third of all the voting rights as of the Record Date must be present either in person or be represented by proxy at the AGM.

**Note: A shareholder is entitled to one voting right per Unit Share, with each Unit Share consisting of one thousand (1,000) shares.*

PROPOSAL 1: PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

The following appropriation of retained earnings is proposed:

1. Matters concerning Distribution of Year-end Retained Earnings
The Company considers the stable and continuous distribution of dividends to be important, and currently has a target consolidated payout ratio (i.e., the ratio of dividends to consolidated net income, which is the consolidated income after tax) of approximately 40%.

Accordingly, the following cash distribution of the year-end retained earnings is proposed:
(1) Matters concerning Assets to be Distributed to Shareholders and Aggregate Amount Thereof
26.00 yen per share of common stock of the Company
Aggregate amount of distribution: 14,186,906,058 yen

(2) Effective Date of Distribution of Retained Earnings
June 29, 2007

If this proposal is adopted without any amendment, then, by adding the interim dividends of **26.00 yen per share** to the above year-end dividends of **26.00 yen per share**, the total dividends for this fiscal year will be **52.00 yen per share**, an increase of 2.00 yen per share over the previous fiscal year, representing a consolidated payout ratio of 40.2%.

2. Matters concerning Other Appropriations of Year-end Retained Earnings:
(1) Items and Amounts of Retained Earnings to be Increased
General reserve: 28,000,000,000 yen
(2) Items and Amounts of Retained Earnings to be Reduced
Retained earnings carried forward to the next period: 28,000,000,000yen

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 1.

PROPOSAL 2: PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION

1. Reason for the Amendments
In order to reflect the worker dispatching business of subsidiaries of the Company, the Company will add a new item to its business purposes in Article 2 of the current Articles of Incorporation and will appropriately adjust the numbers of relevant items in Article 2 of the current Articles of Incorporation.

2. Details of the Amendments

The following changes will be made to the Articles of Incorporation:

(Underlined parts will be changed)

Current Articles of Incorporation (Extracts)	Proposed Amendments
(Purposes) **Article 2.** The purposes of the Company shall be to engage in the following businesses:	*(Purposes)* **Article 2.** The purposes of the Company shall be to engage in the following businesses:
1. Manufacture and sale of the following products:	1. Unchanged
(1) Personal care products such as soap, shampoo, toothpaste and bath additives;	(1) Unchanged
(2) Cosmetics such as cream, lipsticks and foundation;	(2) Unchanged
(3) Household products such as detergents, bleach, fabric softener, starch and home cleaning products;	(3) Unchanged
(4) Hygiene products such as sanitary napkins and disposable diapers;	(4) Unchanged
(5) Foodstuffs, food additives and beverages;	(5) Unchanged
(6) Paper, packing and packaging materials, goods for daily use, and clothing;	(6) Unchanged
(7) Pet foods and pet care products;	(7) Unchanged
(8) Pharmaceuticals, quasi-pharmaceuticals, medical equipment, pharmaceuticals and quasi-pharmaceuticals for animals, agricultural chemicals, fertilizers, feed, reagents and chemicals;	(8) Unchanged
(9) Chemical products such as oleo chemical products and their derivatives, surface active agents, high molecular compounds, enzymes, fragrances and flavors; and	(9) Unchanged
(10) Information technology equipment and home electrical appliances.	(10) Unchanged
2. Development and sale of information systems, and services related to information processing and communication;	2. Unchanged
3. Publishing and services related to the supply of information;	3. Unchanged
4. Operation and services related to hair salons, esthetic salons and spas etc.;	4. Unchanged
5. Cargo transportation via trucking, utilization of freight forwarding and warehousing business;	5. Unchanged
6. Sale, purchase, lease and management of real estate, insurance agency services and travel business;	6. Unchanged
7. Operation of training institute and accommodations;	7. Unchanged
(New provision)	<u>8. Worker dispatching business;</u>
<u>8</u>. Disposal of disused items by the Company and its subsidiaries and affiliates;	<u>9</u>. (Same as current Item 8)
<u>9</u>. Design, development and production of machinery, equipment, systems and computer software related to each of the above items, and sale and consultation of the related technologies;	<u>10</u>. (Same as current Item 9)
<u>10</u>. Import and export of raw materials, products and by-products related to each of the above items;	<u>11</u>. (Same as current Item 10)
<u>11</u>. All other business activities incidental to the foregoing.	<u>12</u>. (Same as current Item 11)

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 2.

PROPOSAL 3: ELECTION OF ONE (1) CORPORATE AUDITOR

Of the four (4) incumbent Corporate Auditors, the term of office of Mr. Tsuneo Ejiri will expire at the conclusion of the AGM. Accordingly, it is proposed that one (1) Corporate Auditor be elected.

The Board of Corporate Auditors has approved the submission of this proposal to the AGM.

Provided below are the relevant personal details and a career summary of the nominee.

Name and Date of Birth	Career Summary		Number of Company Shares Owned
Takashi Matsuzaka (October 21, 1950)	April 1974	Joined the Company	1,000
	July 2001	Controller, International Business, Consumer Products	
	March 2003	Vice President (In charge of Project), International Business, Consumer Products	
	March 2005	Vice President, Global Information Systems(current)	

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 3.

PROPOSAL 4: ELECTION OF ONE (1) ALTERNATE CORPORATE AUDITOR

The effect of the resolution of the 100th Annual General Meeting of Shareholders held on June 29, 2006, under which Mr. Eiji Asada was elected as an Alternate Outside Corporate Auditor, will expire as of the start of the AGM. Accordingly, it is proposed that one (1) Alternate Outside Corporate Auditor be elected.

The Board of Corporate Auditors has approved the submission of this proposal to the AGM.

Provided below are the relevant personal details and a career summary of the nominee.

Name and Date of Birth	Career Summary		Number of Company Shares Owned
Eiji Asada (January 29, 1939)	October 1970	Registered as Certified Public Accountant	0
	January 1996	Auditor, The Kao Foundation For Arts And Sciences (current)	
	July 2004	Established Eiji Asada Certified Public Accountant Office (current)	

Notes:

1. *There are no special interests between the Company and Mr. Asada.*
2. *The Company expects that Mr. Asada will effectively use, in the audit of the Company, his professional expertise as a certified public accountant and his considerable views about management.*
3. *Although Mr. Asada has never been directly involved in company management, the Company for the reason explained in 2. above, determined that Mr. Asada is capable of suitably carrying out his duties as an Outside Corporate Auditor of the Company.*
4. *While Mr. Asada served as an Outside Corporate Auditor of Sumitomo Metal Industries, Ltd., Sumitomo*

Metal Industries, Ltd. committed an act of violation of the Antimonopoly Law in connection with the construction of the upper part of a steel bridge, the order for which was placed by way of competitive bidding. In response to this incident, Mr. Asada, who had suitably made comments at the meetings of the Board of Directors of Sumitomo Metal Industries, Ltd. from the perspective of compliance, prior to the incident, made proposals to Sumitomo Metal Industries, Ltd. concerning the reinforcement of its compliance system to prevent the recurrence of a similar situation.
Furthermore, while Mr. Asada served as an Outside Corporate Auditor of Fudo Construction Co., Ltd. (currently Fudo Tetra Corporation), a former employee of Fudo Construction Co., Ltd. was convicted in the case of a violation of the Penal Code in respect of his involvement in collusive bidding for a construction project, the order for which had been placed by the Tokyo Metropolitan Government. Although Mr. Asada was not the Outside Corporate Auditor of Fudo Construction Co., Ltd. when the violation of the Penal Code took place, Mr. Asada, in response to this incident, made proposals to Fudo Construction Co., Ltd. concerning the reinforcement of its compliance system to prevent the recurrence of a similar situation.

5. *If Mr. Asada assumes office as an Outside Corporate Auditor of the Company, the Company and Mr. Asada will enter into an agreement to the effect that Mr. Asada's liability under Article 423, Paragraph 1 of the Corporation Law will be limited to the higher of: 10 million yen; or any amount prescribed by applicable laws and regulations.*

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 4.

PROPOSAL 5: Delegation to the Meeting of the Board of Directors of the Company of Determination of Matters for Offering of Stock Acquisition Rights to be Issued as Stock Options

The Company seeks from its shareholders, approval for delegating to the Board of Directors the determination of matters for offering of stock acquisition rights to be issued as stock option to the Company's employees, and the members of the board of directors and employees of the Company's affiliated companies in accordance with Articles 236, 238 and 239 of the Corporation Law.

1. Reason for Offering to Parties to Subscribe for Stock Acquisition Rights under Especially Favorable Terms

   To implement the stock option plan with the purpose of increasing the Company's corporate value through aligning the interests of its employees, and the members of the board of directors and employees of the Company's affiliated companies with those of shareholders of the Company.

2. Details and Maximum Number of Stock Acquisition Rights, for the Offering Terms that the Board of Directors is Entitled to Determine, Based on Matters to be Approved at the AGM

(1) Maximum Number of Stock Acquisition Rights, for the Offering Terms that the Board of Directors is Entitled to Determine, in accordance with the Delegation of the approval by the AGM

Maximum Number:

Up to 500 Stock Acquisition Rights with the terms provided for in (3) below

The total number of shares that can be delivered upon exercise of stock acquisition rights will not exceed 500,000 shares in the Company's common stock. If the Allotted Number of Shares (defined below) is adjusted in accordance with (3)(i) below, then the total number of shares to be issued upon exercise of the stock acquisition rights will be adjusted accordingly but not exceed the product of: the adjusted Allotted Number of Shares; and the above total number of stock acquisition rights.

(2) The Board of Directors must not require any pecuniary payment for stock acquisition rights when deciding the offering terms in accordance with the delegation of the decision by the AGM.

(3) Details of the Stock Acquisition Rights as the Offering Terms which the Board of Directors is Entitled to Determine in Accordance with the Delegation of the Decision by the AGM

(i) Type and Number of Shares to be Delivered upon the Exercise of Stock Acquisition Rights

The type of shares to be delivered upon exercise of the stock acquisition rights will be shares of the Company's common stock, and the number of shares to be delivered upon exercise of each Stock Acquisition Right ("Allotted Number of Shares") will be 1,000 shares. If, however, after the date of allotment of the stock acquisition rights ("Allotment Date"), the shares in Company's common stock are subject to any stock split (including any gratis allotment of the shares of the Company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation, the Company may adjust the Allotted Number of Shares as it considers necessary, and the Allotted Number of Shares will be adjusted using the following formula, rounding up to the nearest yen any fraction less than one yen resulting from the adjustment:

$$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares before Adjustment} \times \text{Stock Split/Stock consolidation Ratio}$$

In addition to the above, if, after a resolution at the AGM, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

(ii) Calculation of Value of Assets Contributed upon Exercise of the Stock Acquisition Rights

The value of the assets to be contributed upon the exercise of each stock acquisition right will be equal to the product of: the amount to be paid for each share delivered upon the exercise of stock acquisition rights ("Exercise Price"); and the Allotted Number of Shares. The Exercise Price will be equal to the product of: 1.05; and the average of the daily closing prices (including both the bid/offer indications) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days (excluding the days on which no transactions are made) commencing on the 45th trading day prior to the next day of the Allotment Date, with any fraction less than one yen rounded up to the nearest yen. If the foregoing amount is less than the closing price of the common stock of the Company in the regular transactions at the Tokyo Stock Exchange on the Allotment Date, that closing price will be the Exercise Price.

Furthermore, where the Company, in respect of its shares in common stock, issues new shares or disposes of its treasury shares at a price less than the market price, the Exercise Price will be adjusted using the following formula, with fraction less than one yen resulting from the adjustment rounded up to the nearest yen. However, the Exercise Price will not be adjusted in the event of any conversion of securities being convertible to the Company's common stock, any exercise of stock acquisition rights which may claim for issuance of the Company's common stock (including the purchase right with bonds with share purchase warrant), any transfer to stock option holders of the Company's treasury shares acquired by the Company based on the resolutions of the 95th Annual General Meeting of Shareholders held on June 28, 2001, any transfer based on any shareholder's claim for sale in relation to any shares that are less than one unit share, or the transfer of treasury shares owned by the Company due to a share-for-share exchange.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the above formula, "Number of Previously Issued Shares" means the aggregate number of issued shares less the treasury shares held by the Company. Where the Company disposes of its treasury shares, "Number of Newly Issued Shares" will read as "Number of Treasury Shares to be Disposed of." In addition to the above, after the Allotment Date, if there is an unavoidable reason for requiring the adjustment of the Exercise Price, such as the reduction of its stated capital, the Exercise Price will be adjusted to a reasonable extent considering the conditions for the reduction of its stated capital.

After the Allotment Date, where the Company conducts any stock split or stock consolidation in respect of its shares in common stock, the Exercise Price will be adjusted in proportion to the stock split or stock consolidation ratio of those shares, with any fraction less than one yen resulting from the adjustment rounded up to the nearest yen.

(iii) Period for Exercising Stock Acquisition Rights

From September 1, 2009 to August 29, 2014

(iv) Matters Concerning an Increase in Capital Stock and Capital Surplus in the Event of Issuance of Shares upon the Exercise of Stock Acquisition Rights

(a) The amount of an increase in the capital stock, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to one half (1/2) of the maximum increase in the amount of capital or the like calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Rules," with any amount less than one yen resulting from the calculation rounded up to the nearest yen.

(b) The amount of an increase in the capital surplus in the event of the issuance of shares upon the exercise of stock acquisition rights will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (a) above, less the amount of the increase in capital stock provided for in (a) above.

(v) Restrictions on Acquiring Stock Acquisition Rights by Transfer

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors by resolution.

(vi) Reasons and Terms for Acquiring Stock Acquisition Rights

The Company may acquire gratis stock acquisition rights, if a proposal for approval of a merger agreement, under which the Company is to become a dissolved company, a proposal for the approval of a demerger agreement or plan under which the Company is to become a demerged company, or a proposal for the approval of a share-for-share exchange agreement or a stock transfer plan under which the Company is to become a wholly-owned subsidiary, is approved at the Company's General Meeting of Shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a General Meeting of Shareholders is not required), on the date separately determined by the Board of Directors.

(vii) Handling of Stock Acquisition Rights Upon Restructuring

In the event the Company conducts a merger (limited to where the Company is dissolved as a result of the merger), an absorption-type merger (kyushu gappei), an incorporation-type merger (shinsetsu gappei) or an absorption-type demerger (kyushu bunkatsu), an incorporation-type demerger (shinsetsu bunkatsu), a share-for-share exchange (kabushiki kokan), or a stock transfer (kabushiki iten)(collectively "Restructuring"), stock acquisition rights of one of the stock corporations listed in Article 236, Paragraph 1, Item 8(a) through (c) of the Corporation Law (as the case may be)("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in

accordance with the following conditions. In this case, the Remaining Stock Acquisition Rights will be forfeited and the Restructured Company will newly issue stock acquisition rights.

However, the foregoing applies only where the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(a) Number of Stock Acquisition Rights of the Restructured Company to be Delivered

Stock acquisition rights will be delivered to the respective holders of Remaining Stock Acquisition Rights in the same number as the Remaining Stock Acquisition Rights held by them.

(b) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights

Restructured Company's common stock

(c) The number of shares of the Restructured Company delivered upon Exercise of Stock Acquisition Rights

A decision will be made subject to (3)(i) above, considering the terms for the Restructuring.

(d) Value of Assets Contributed upon Exercise of Stock Acquisition Rights

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of: the paid-in amount after the restructuring, which is obtained by adjusting the Exercise Price based on (3)(ii) above, considering factors such as Restructuring terms; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (c) above.

(e) Exercise Period for Stock Acquisition Rights

A period commencing on either the initial date of the period for exercising stock acquisition rights as provided for in (3)(iii) above, or the effective date of the Restructuring, whichever event occurs later, and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in (iii) above

(f) Matters Concerning Increase in Capital and Capital Reserves In the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

To be decided subject to (3)(iv) above

(g) Restrictions on Acquiring Stock Acquisition Rights by Transfer

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors of the Restructured Company by resolution

(h) Terms and Conditions for Acquiring Stock Acquisition Rights

To be decided subject to (3)(vi) above

(viii) Handling of Fraction Less than One Share upon Exercise of Stock Acquisition Rights

Any fraction less than one share in the number of shares to be delivered to any stock acquisition right holder who has exercised stock acquisition rights will be rounded down.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 5.

PROPOSAL 6: Revision to the Aggregate Amount of Remuneration, etc., of Members of the Board of Directors

Before the implementation of the Corporation Law (Law No. 86 of 2005, promulgated on July 26, 2005) on May 1, 2006, the Company had annually sought from shareholders, by way of a resolution at each Annual General Meeting of Shareholders, approval for bonuses to be paid to the members of the Board of Directors. The Company however, seeks the approval of shareholders for revising the aggregate amount of remuneration, etc., that the Company will be paying to members of the Board of Directors as set forth below, considering various factors such as: following the implementation of the Corporation Law, bonuses paid to the members of the Board of Directors are regarded as being part of the remuneration, etc., of the members of the Board of Directors; bonuses paid to the members of the Board of Directors are now accounted for as expenses in accordance with ASBJ Statement No. 4, "Accounting Standard for Directors' Bonuses," announced by the Accounting Standards Board of Japan (ASBJ) on November 29, 2005; and changes in the economic climate.

It was approved at the 86th Annual General Meeting of Shareholders, held on June 26, 1992, that the aggregate annual amount of remuneration of members of the Board of Directors be set at no more than 450 million yen (excluding remuneration to be paid to any member of the Board of Directors, who also serves as an employee of the Company, for his/her service as an employee) and the same rule has applied up until today. The Company, however, for the reasons specified above, proposes that the aggregate annual amount of remuneration, etc. (including bonuses), to be paid to members of the Board of Directors be revised to no more than 630 million yen (not to include salaries, etc., to be paid to any member of the Board of Directors, who also serves as an employee of the Company, for his/her service as an employee) of which the aggregate annual amount of remuneration, etc., of Outside Directors is to be no more than 30 million yen, effective from the 102nd term commencing on April 1, 2007.

The Company currently has 15 members of the Board of Directors (two of which are Outside Directors).

It was approved at the 100th Annual General Meeting of Shareholders held on June 29, 2006, that the Company may, within the scope of an aggregate annual amount of no more than 200 million yen, allot stock acquisition rights (*shinkabu yoyakuken*) as stock options to members of the Board of Directors, apart from the the aggregate annual amount of remuneration, etc., to be paid to members of the Board of Directors. The aggregate amount of remuneration, etc., of the members of the Board of Directors proposed above does not include any remuneration, etc., relating to stock acquisition rights.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 6.

- End -

BUSINESS REPORT
(From April 1, 2006 to March 31, 2007)

I Current Condition of Kao Group

1. Business Progress and Results

Please see attached *Business Results* page 5 through 11 for the summary.

2. Status of Capital Investments

The aggregate amount of capital investments, etc., for this fiscal year was 70.1 billion yen.

In the Consumer Product business, the development of both new and improved products, an improvement in production capacity, the development of logistics bases, and the reconstruction of information systems were accomplished in Japan, as well as the development of both new and improved products and an improvement in production capacity overseas. In the Prestige Cosmetics business, shop furniture were improved. In the Chemical Product business, production capacity was reinforced to enable business expansion and investments were made for further business globalization. Specifically, in the Philippines, a plant with increased production capacity started operations in December 2006, in order to respond to the growing demand in the fatty alcohol. Furthermore, standardized information technology, which was initially introduced in Kao group companies in Asia, was also introduced in Europe and in North America, and an information system that allows for integrated global management of Kao's business operations has been thus developed.

3. Financing Status

Kao Corporation (the "Company") has used its own capital to cover necessary capital investments, but some of its overseas subsidiaries have received loans, from financial institutions, to be used for working capital purposes.

In late January 2006, the Company obtained loans from financial institutions in the aggregate amount of 420 billion yen to acquire the shares of Kanebo Cosmetics Inc., trademark rights and other intellectual property rights held by Kanebo Cosmetics Inc. During this fiscal year, the Company, for the refinancing of these loans, obtained long-term loans from financial institutions, and on August 11, 2006, made its first issuance of unsecured corporate bonds (5-year bonds in the aggregate amount of 50 billion yen) and its second issuance of unsecured corporate bonds (7-year bonds in the aggregate amount of 50 billion yen).

4. Issues for Management

As rising raw material prices and changes in the market environment make conditions for Kao Group's business more severe, its profit structure is changing significantly, making it more difficult to link increases in sales to profitable growth.

Under these circumstances, in order to achieve profitable growth by increasing the added value of its products, the Kao Group first plans to enhance research and development in areas such as fundamental research and production technologies. In addition, to respond to changes in the environment in which it conducts marketing activities, particularly changes in the consumer's sense of values and product needs, the Kao Group will work to create and provide high-value-added products that increase emotional value in addition to functional value.

From the viewpoint of accelerating global growth, in the Consumer Products business in Asian countries with rapidly growing markets, the Kao Group will work to integrate Japanese and local operations, to gain thorough knowledge of local consumers and markets, and to mobilize the total capabilities of the Kao Group based on the principles of "Genba-ism."

Even under severe circumstances, the Kao Group will achieve profitable growth and will further increase corporate value through "Yoki-Monozukuri" by being "Consumer-driven," which is the core concept of "The Kao Way."

The corporate philosophy that forms the basis of these activities is "The Kao Way," which clearly expresses the essence of the Company's unique corporate culture and spirit, and is shared and practiced by

all Kao Group employees. Furthermore, from the standpoint of corporate social responsibility (CSR), the Company strives to act in good faith based on high ethical standards, and will contribute to the sustainable development of society by conducting its activities by considering environmental impact and conservation of resources.

Notes:

1. "Genba-ism" defines the importance of observing things "on-site," in the actual location and environment, both internally and externally, in order to maximize our understanding of the business and optimize our performance.

2. "Yoki-Monozukuri" defines as "a strong commitment by all members to provide products and brands of excellent value for consumer satisfaction." In Japanese, "Yoki" literally means "good/excellent", "Monozukuri" means "development/manufacturing of products".

5. Transitions of Assets and Profits and Losses

Item	FY 2003	FY 2004	FY 2005	FY 2006
Net sales (million yen)	902,627	936,851	971,230	1,231,808
Operating income (million yen)	119,705	121,379	120,134	120,858
Ordinary income (million yen)	122,651	125,345	121,956	120,176
Net income (million yen)	65,358	72,180	71,140	70,527
Net income per share (yen)	119.06	131.16	130.58	129.41
Total assets (million yen)	723,891	688,973	1,220,564	1,247,797
Total shareholders' equity (million yen)	427,756	448,249	509,676	574,751

FY 2006 is the fiscal year ended March 31, 2007.

Notes:

1. Total shareholders' equity for FY2003, FY2004 and FY2005 does not include the equity of minor shareholders, respectively.

2. In FY2005, total assets grew considerably this fiscal year as a result of the consolidation of the balance sheet of Kanebo Cosmetics Inc. as of the Company's acquisition of Kanebo Cosmetics Inc. shares.

3. The summary of business results for FY2006 is mentioned in attached Business Results page 5 through 11.

6. Main Businesses of Kao Group (as of March 31, 2007)

Business Category	Main Products
Consumer Products	**(Personal Care Products)** Soaps, Facial cleansers, Body cleansers, Shampoos, Conditioners, Hair care products, Hair coloring agents, Bath additives, Toothpastes and toothbrushes, Skin care products for men
	(Fabric and Home Care Products) Laundry detergents, Kitchen cleansers, Household cleaning detergents, Fabric softeners, Paper cleaning products
	(Feminine Care, Baby Care and Others) Sanitary napkins, Disposable diapers, Edible oils, Beverages
Prestige Cosmetics	Counseling cosmetics, Self-selection cosmetics
Chemical Products	Edible oils for industrial use, Fatty acids, Fatty alcohols, Glycerin, Fatty amines, Surface active agents, Polyurethane ingredients, Plastic Additives, Copier and printer toner and toner binder, Aroma chemicals

7. Main Subsidiaries and Affiliates (as of March 31, 2007)

Name of Company	Capital Stock	Ratio of Voting Rights	Main Businesses
Kao Hanbai Co., Ltd.	JPY 1,729 million	100%	Sales of consumer products
Kanebo Cosmetics Inc.	JPY 7,500 million	100%	Manufacture and sales of prestige cosmetics
Kanebo Cosmetics Sales Company	JPY 100 million	100%	Sales of prestige cosmetics

Name of Company	Capital Stock	Ratio of Voting Rights	Main Businesses
Kao Cosmetics Sales Co., Ltd.	JPY 100 million	100%	Sales of prestige cosmetics
Kao (China) Holding Co., Ltd.	CNY 704 million	100%	Control of affiliates in business of consumer products in the People's Republic of China and sales of prestige cosmetics
Kao Industrial (Thailand) Co., Ltd.	THB 2,000 million	100%	Manufacture and sales of consumer products and chemical products
Fatty Chemical (Malaysia) Sdn. Bhd.	MYR 120 million	70%	Manufacture and sales of fatty chemical products
Kao Brands Company	USD 1	100%	Manufacture and sales of personal care products
Kao Specialties Americas LLC	USD 1	100%	Manufacture and sales of chemical products
KPSS-Kao Professional Salon Services GmbH	EUR 109 million	100%	Manufacture and sales of personal care products for beauty salon
Kao Chemicals Europe, S.L.	EUR 104 million	100%	Control of affiliates in business of chemical products in Europe
Kao Chemicals GmbH	EUR 9 million	100%	Manufacture and sales of chemical products
Kao Corporation S.A.	EUR 56 million	100%	Manufacture and sales of chemical products
Nivea-Kao Co., Ltd.	JPY 200 million	40%	Manufacture and sales of personal care products

Notes:

1.Concurrently with its absorption merge of Kao Cosmetics Sales.Co., Ltd. as of April 1, 2007, Kao Hanbai Co., Ltd changed its trade name and became Kao Customer Marketing Co., Ltd. (capital stock: 1,829 million yen; ratio of voting rights: 100 %).

2.Nivea-Kao Co., Ltd. is a company accounted for by the equity method.

3.The above ratio of voting rights is calculated based on the total number of voting rights held by the Company and it subsidiaries and affiliates.

8. Main Offices, Plants, Laboratories, and Subsidiaries (as of March 31, 2007)

(1) The Company

Name	Location
Kayabacho Head Office	Chuo-ku, Tokyo
Sumida Office	Sumida-ku, Tokyo
Osaka Office	Nishi-ku, Osaka-shi, Osaka
Wakayama Plant	Wakayama-shi, Wakayama
Tokyo Plant	Sumida-ku, Tokyo
Sakata Plant	Sakata-shi, Yamagata
Kawasaki Plant	Kawasaki-ku, Kawasaki-shi, Kanagawa
Tochigi Plant	Ichikai-machi, Haga-gun, Tochigi
Kashima Plant	Kamisu-shi, Ibaraki
Toyohashi Plant	Toyohashi-shi, Aichi
Wakayama Research Laboratories	Wakayama-shi, Wakayama
Tokyo Research Laboratories	Sumida-ku, Tokyo
Tochigi Research Laboratories	Ichikai-machi, Haga-gun, Tochigi

(2) Subsidiaries

1) Domestic

Company	Location	Business Category
Kao Hanbai Co., Ltd.	Chuo-ku, Tokyo (Head Office) and 7 branch offices	Consumer Products

Company	Location	Business Category
Kanebo Cosmetics Inc.	Minato-ku, Tokyo (Head Office) Odawara Plant and 3 Laboratories	Prestige Cosmetics
Kanebo Cosmetics Sales Co., Ltd.	Minato-ku, Tokyo (Head Office) and 8 regional headquarter offices	Prestige Cosmetics
Kao Cosmetics Sales Co., Ltd.	Chuo-ku, Tokyo (Head Office) and 8 branch offices	Prestige Cosmetics

2) Overseas

Company	Location	Business Category
Kao (China) Holding Co., Ltd.	The People's Republic of China	Consumer Products and Prestige Cosmetics
Kao Industrial (Thailand) Co., Ltd.	The Kingdom of Thailand	Consumer Products and Chemical Products
Fatty Chemical (Malaysia) Sdn. Bhd.	The Federation of Malaysia	Chemical Products
Kao Brands Company	The United States of America	Consumer Products
Kao Specialties Americas LLC	The United States of America	Chemical Products
KPSS-Kao Professional Salon Services GmbH	The Federal Republic of Germany	Consumer Products
Kao Chemicals Europe, S.L.	Spain	Chemical Products
Kao Chemicals GmbH	The Federal Republic of Germany	Chemical Products
Kao Corporation S.A.	Spain	Chemical Products

9. Employees of Kao Group (as of March 31, 2007)

Business Category	Number of Employees
Consumer Products	12,012
Prestige Cosmetics	15,818
Chemical Products	3,085
Others	1,260
Total	32,175

Note: The total number of employees has increased by 2,267 from previous fiscal year.

10. Main Lenders (as of March 31, 2007)

Lenders	Outstanding Balance (million yen)
Sumitomo Mitsui Banking Corporation	54,780
Nippon Life Insurance Company	30,000
Bank of Tokyo-Mitsubishi UFJ, Ltd.	25,730
Mizuho Corporate Bank, Ltd.	22,780
The Dai-ichi Mutual Life Insurance Company	20,000

II Shares of the Company (as of March 31, 2007)

1. Number of authorized shares 1,000,000,000 shares

2. Number of issued shares 549,443,701 shares

Note: Number of issued shares includes 3,793, 468 treasury shares.

3. Number of shareholders 40,502

4. Major Shareholders (Top 10)

Shareholders	Investment in Kao by the Shareholders	
	Number of shares (thousand shares)	Ratio of shareholding (percentage)
Japan Trustee Services Bank, Ltd. (Trust Account)	25,542	4.64
State Street Bank and Trust Company 505103	24,266	4.41
Moxley and Company	23,617	4.29
The Master Trust Bank of Japan, Ltd. (Trust Account)	21,645	3.93
Tokio Marine & Nichido Fire Insurance Co., Ltd.	17,402	3.16
The National Mutual Insurance Federation of Agricultural Cooperatives	16,642	3.02
Nippon Life Insurance Company	15,200	2.76
State Street Bank and Trust Company	15,032	2.73
The Chase Manhattan Bank N.A. London SL Omnibus Account	11,609	2.11
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	11,223	2.04

Notes: The number of shares in the list above may include the number of shares for trust or share custody.

III Stock Acquisition Rights, etc., of the Company

1. Stock Acquisition Rights, etc., Held by Members of the Board of Directors and Corporate Auditors of the Company (as of March 31, 2007)

(1) Rights to claim for assignment of shares through stock options (by way of acquisition of own shares under Article 210-2 of an obsolete Corporation Law) based on the resolution of the 95th Annual General Meeting of Shareholders held on June 28, 2001

Type and Number of Shares to be Delivered upon Exercise of Rights to Claim for Assignment of Shares		42,000 shares of the Company's common stock
Assignment Price at the time of Exercise of Rights to Claim for Assignment of Shares		3,275 yen per share
Period for Exercising Rights to Claim for Assignment of Shares		July 28, 2003 through July 25, 2008
Rights to Claim for Assignment of Shares Held	Members of the Board of Directors (Excluding Outside Directors)	Number of Rights Holders: 2 Number of Shares to be Delivered: 42,000
	Outside Directors	—
	Corporate Auditors	—

(2) Stock acquisition rights allotted based on the resolution of the 96th Annual General Meeting of Shareholders held on June 27, 2002

Number of Stock Acquisition Rights	150
Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights	150,000 shares of the Company's common stock
Amount Paid in for Allotment of Stock Acquisition Rights	*Gratis*
Value of Assets Contributed upon Exercise of Stock Acquisition Rights	2,955 yen per share

Period for Exercising Stock Acquisition Rights		July 1, 2004 through June 30, 2009
Stock Acquisition Rights Held	Members of the Board of Directors (Excluding Outside Directors)	Number of Stock Acquisition Rights Holders: 10 Number of Stock Acquisition Rights Allotted: 150 Number of Shares to be Delivered: 150,000
	Outside Directors	—
	Corporate Auditors	—

(3) Stock acquisition rights allotted based on the resolution of the 97th Annual General Meeting of Shareholders held on June 27, 2003

Number of Stock Acquisition Rights		127
Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights		127,000 shares of the Company's common stock
Amount Paid in for Allotment of Stock Acquisition Rights		*Gratis*
Value of Assets Contributed upon Exercise of Stock Acquisition Rights		2,372 yen per share
Period for Exercising Stock Acquisition Rights		July 1, 2005 through June 30, 2010
Stock Acquisition Rights Held	Members of the Board of Directors (Excluding Outside Directors)	Number of Stock Acquisition Rights Holders: 12 Number of Stock Acquisition Rights Allotted: 127 Number of Shares to be Delivered: 127,000
	Outside Directors	—
	Corporate Auditors	—

(4) Stock acquisition rights allotted based on the resolution of the 98th Annual General Meeting of Shareholders held on June 29, 2004

Number of Stock Acquisition Rights		219
Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights		219,000 shares of the Company's common stock
Amount Paid in for Allotment of Stock Acquisition Rights		*Gratis*
Value of Assets Contributed upon Exercise of Stock Acquisition Rights		2,695 yen per share
Period for Exercising Stock Acquisition Rights		July 1, 2006 through June 30, 2011
Stock Acquisition Rights Held	Members of the Board of Directors (Excluding Outside Directors)	Number of Stock Acquisition Rights Holders: 13 Number of Stock Acquisition Rights Allotted: 210 Number of Shares to be Delivered: 210,000
	Outside Directors	—
	Corporate Auditors	Number of Stock Acquisition Rights Holders: 1 Number of Stock Acquisition Rights Allotted: 9 Number of Shares to be Delivered: 9,000

Note: The Company does not allot stock acquisition rights to its Corporate Auditors. Above Stock Acquisition Rights held by Corporate Auditors were allotted to them when they were employees of the Company.

(5) Stock acquisition rights allotted based on the resolution of the 99th Annual General Meeting of Shareholders held on June 29, 2005

<table>
<tr><td colspan="2">Number of Stock Acquisition Rights</td><td>213</td></tr>
<tr><td colspan="2">Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights</td><td>213,000 shares of the Company's common stock</td></tr>
<tr><td colspan="2">Amount Paid in for Allotment of Stock Acquisition Rights</td><td>Gratis</td></tr>
<tr><td colspan="2">Value of Assets Contributed upon Exercise of Stock Acquisition Rights</td><td>2,685 yen per share</td></tr>
<tr><td colspan="2">Period for Exercising Stock Acquisition Rights</td><td>July 1, 2007 through June 29, 2012</td></tr>
<tr><td rowspan="3">Stock Acquisition Rights Held</td><td>Members of the Board of Directors (Excluding Outside Directors)</td><td>Number of Stock Acquisition Rights Holders: 13
Number of Stock Acquisition Rights Allotted: 213
Number of Shares to be Delivered: 213,000</td></tr>
<tr><td>Outside Directors</td><td>—</td></tr>
<tr><td>Corporate Auditors</td><td>—</td></tr>
</table>

(6) Stock acquisition rights allotted based on the resolution of the meeting of the Board of Directors held on August 25, 2006

<table>
<tr><td colspan="2">Number of Stock Acquisition Rights</td><td>26</td></tr>
<tr><td colspan="2">Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights</td><td>26,000 shares of the Company's common stock</td></tr>
<tr><td colspan="2">Amount Paid in for Allotment of Stock Acquisition Rights</td><td>2,932,000 yen per stock acquisition right</td></tr>
<tr><td colspan="2">Value of Assets Contributed upon Exercise of Stock Acquisition Rights</td><td>1 yen per share</td></tr>
<tr><td colspan="2">Period for Exercising Stock Acquisition Rights</td><td>July 1, 2008 through June 28, 2013</td></tr>
<tr><td rowspan="3">Stock Acquisition Rights Held</td><td>Members of the Board of Directors (Excluding Outside Directors)</td><td>Number of Stock Acquisition Rights Holders: 13
Number of Stock Acquisition Rights Allotted: 25
Number of Shares to be Delivered: 25,000</td></tr>
<tr><td>Outside Directors</td><td>Number of Stock Acquisition Rights Holders: 1
Number of Stock Acquisition Rights Allotted: 1
Number of Shares to be Delivered: 1,000</td></tr>
<tr><td>Corporate Auditors</td><td>—</td></tr>
</table>

2. Stock Acquisition Rights, etc., Allotted to Employees, etc., of the Company during This Fiscal Year

(1) Stock acquisition rights allotted based on the resolution of the meeting of the Board of Directors held on August 25, 2006

Number of Stock Acquisition Rights		12
Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights		12,000 shares of the Company's common stock
Amount Paid in for Allotment of Stock Acquisition Rights		2,932,000 yen per stock acquisition right
Value of Assets Contributed upon Exercise of Stock Acquisition Rights		1 yen per share
Period for Exercising Stock Acquisition Rights		July 1, 2008 through June 28, 2013
Stock Acquisition Rights Held	Employees of the Company	Number of Stock Acquisition Rights Holders: 12 Number of Stock Acquisition Rights Allotted: 12 Number of Shares to be Delivered: 12,000
	Members of the Board of Directors, Corporate Auditors, and Employees of Subsidiaries of the Company	–

Note: The above Employees of the Company are Executive Officers, who are not members of the Board of Directors of the Company.

(2) Stock acquisition rights allotted based on the resolution of the 100th Annual General Meeting of Shareholders held on June 29, 2006

Number of Stock Acquisition Rights		437
Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights		437,000 shares of the Company's common stock
Amount Paid in for Allotment of Stock Acquisition Rights		*Gratis*
Value of Assets Contributed upon Exercise of Stock Acquisition Rights		3,211 yen per share
Period for Exercising Stock Acquisition Rights		July 1, 2008 through June 28, 2013
Stock Acquisition Rights Held	Employees of the Company	Number of Stock Acquisition Rights Holders: 79 Number of Stock Acquisition Rights Allotted: 415 Number of Shares to be Delivered: 415,000
	Members of the Board of Directors, Corporate Auditors, and Employees of Subsidiaries of the Company	Number of Stock Acquisition Rights Holders: 4 Number of Stock Acquisition Rights Allotted: 22 Number of Shares to be Delivered: 22,000

IV Members of the Board of Directors and Corporate Auditors of the Company

1. Status of Members of the Board of Directors and Corporate Auditors (as of March 31, 2007)

Title	Name	Duties at the Company and any Representation of Other Entities, etc. (Including Executive Officer Positions and Outside Directors and Outside Corporate Auditors Held by the Company's Outside Directors and Outside Corporate Auditors, at Other Entities, etc.)
Chairman of the Board	Takuya Goto	President, The Kao Foundation For Arts And Sciences
Representative Director, President and Chief Executive Officer	Motoki Ozaki	
Representative Director, Senior Executive Vice President	Toshio Hoshino	In charge of Corporate Functions and EVA Promotion; and Representative Director, President, Nivea-Kao Co., Ltd.
Member of the Board, Executive Vice President	Takuo Goto	Senior Vice President, Global Production & Engineering; Vice President, Environment & Safety Management; and In charge of Global Procurement Product, Quality Management, TCR promotion and Global Logistics
Member of the Board, Executive Vice President	Hiroshi Kanda	In charge of Global Consumer Products; Vice President, Global Marketing Development; and In charge of Kao Professional Services Co., Ltd.
Member of the Board, Executive Vice President	Norihiko Takagi	President, International Business, Consumer Products; and Chairman of the Board, Kao Brands Company
Member of the Board, Executive Vice President	Shunichi Nakagawa	Vice President, Legal & Compliance, Global; Vice President, Global Corporate Communications; and In charge of Risk Management and Global Information Systems
Member of the Board, Executive Officer	Toshihide Saito	President, Chemical Company; Chairman of the Board, Kao Chemicals Europe S.L.; and Chairman of the Board, Fatty Chemicals (Malaysia) Sdn. Bhd.
Member of the Board, Executive Officer	Shinichi Mita	Vice President, Global Accounting & Finance
Member of the Board, Executive Officer	Tatsuo Takahashi	Representative Director, President and Chief Executive Officer, Kao Hanbai Co., Ltd.
Member of the Board, Executive Officer	Masato Hirota	President, Global Prestige Cosmetics
Member of the Board, Executive Officer	Toshiharu Numata	Senior Vice President, Global Research & Development
Member of the Board	Toshio Takayama	Representative Director, Chairman, Kanebo Cosmetics Inc.
Member of the Board	Atsushi Takahashi	Representative Director, Chairman of the Board, The Sumitomo Trust & Banking Co., Ltd.
Member of the Board	Osamu Shoda	Representative Director, Chairman of the Board, NISSHIN SEIFUN GROUP INC.; Outside Director, ORIENTAL YEAST CO., LTD.; and Outside Corporate Auditor, TOBU RAILWAY CO., LTD.
Full-time Corporate Auditor	Tsuneo Ejiri	
Full-time Corporate Auditor	Shoichi Otake	
Corporate Auditor	Satoshi Ito	Certified Public Accountant
Corporate Auditor	Tadashi Oe	Attorney-at-Law; Outside Corporate Auditor, Kao Hanbai Co., Ltd.; Outside Corporate Auditor, CANON INC.; and Outside Corporate Auditor, MARUI CO., LTD.

Notes:
1. *Messrs. Atsushi Takahashi and Osamu Shoda are Outside Directors.*
2. *Messrs. Satoshi Ito and Tadashi Oe are Outside Corporate Auditors.*
3. *Mr.Atsushi Takahashi is the Representative Director and Chairman of the Board of The Sumitomo Trust & Banking Co., Ltd. The Company conducts regular bank transactions with The Sumitomo Trust & Banking Co., Ltd. and has total loans of 16,600 million yen outstanding to it as of March 31, 2007.*
4. *Mr. Osamu Shoda is the Representative Director and Chairman of the Board of NISSHIN SEIFUN GROUP INC. A subsidiary of NISSHIN SEIFUN GROUP INC., which produces and distributes edible oil, etc., is a competitor of the Company, and the Company conducts trade with subsidiaries of NISSHIN SEIFUN GROUP INC. in the field of product distribution, etc.*
5. *Mr. Tsuneo Ejiri has had many years of experience in the Company's accounting management, and has considerable expertise in finance and accounting.*
6. *Mr. Satoshi Ito, who is qualified as a Certified Public Accountant, has considerable expertise in finance and accounting.*
7. *Personnel changes to members of the Board of Directors and Corporate Auditors during this fiscal year:*
   (1)Mr. Kohei Nasu resigned as a Corporate Auditor of the Company as of May 22, 2006, in connection with his assumption of office as a Supreme Court judge in Japan.
   (2)Messrs. Shinichi Mita, Tatsuo Takahashi, Masato Hirota, Toshiharu Numata, Atsushi Takahashi, and Osamu Shoda were elected, and assumed office, as Members of the Board, and Mr. Tadashi Oe was elected, and assumed office, as a Corporate Auditor, respectively, at the 100th Annual General Meeting of Shareholders held on June 29, 2006.
   (3)Effective as of June 29, 2006, Mr. Takahiko Kagawa, Representative Director, and Messrs. Akio Tsuruoka, Nobuatsu Higuchi, Naotake Takaishi, Akishige Okada, and Ms. Sakie T. Fukushima, all formerly Members of the Board, retired from their offices upon expiration of their term.
   (4) At the meeting of the Board of Directors held on June 29, 2006, Messrs. Takuo Goto, Hiroshi Kanda, Norihiko Takagi, and Shunichi Nakagawa, all formerly Members of the Board and Executive Officers, were newly elected, and assumed office, as Members of the Board and Executive Vice Presidents.
8. *The duties at the Company and any Representation of Other Entities, etc., of members of the Board of Directors and Corporate Auditors of the Company (including executive officer positions and Outside Directors and Outside Corporate Auditors held by the Company's Outside Directors and Outside Corporate Auditors at other entities), effective as of April 1, 2007, are as follows:*

Member of the Board, Executive Vice President	Hiroshi Kanda	In charge of Global Consumer Products *(3Uunits: Beauty Care business unit, Human Health Care business unit, and Fabric and Home Care business unit)*; Vice President, Global Marketing Development; and In charge of Kao Professional Services Co., Ltd.
Member of the Board, Executive Vice President	Norihiko Takagi	President, International Business, Consumer Products *(3Uunits: Beauty Care business unit, Human Health Care business unit, and Fabric and Home Care business unit)*; and Chairman of the Board, Kao Brands Company
Member of the Board, Executive Officer	Toshihide Saito	President, Global Chemical Business; Chairman of the Board, Kao Chemicals Europe S.L.; and Chairman of the Board, Fatty Chemicals (Malaysia) Sdn. Bhd.
Member of the Board, Executive Officer	Tatsuo Takahashi	Representative Director, President and Chief Executive Officer, Kao Customer Marketing Co., Ltd.
Member of the Board, Executive Officer	Masato Hirota	President, Global Beauty Care Business
Corporate Auditor	Tadashi Oe	Attorney-at-Law; Outside Corporate Auditor, Kao Customer Marketing Co., Ltd.; Outside Corporate Auditor, CANON INC.; and Outside Corporate Auditor, MARUI CO., LTD.

2. Aggregate Amount of Remuneration, etc., to be Paid to Members of the Board of Directors and Corporate Auditors for This Fiscal Year

To 15 members of the Board of Directors:	435 million yen (including 13 million yen to be paid to 2 Outside Directors)
To 4 Corporate Auditors:	62 million yen (including 11 million yen to be paid to 2 Outside Corporate Auditors)

Notes:

1. *The aggregate amount of remuneration, etc., to be paid to members of the Board of Directors does not include the 142 million yen, which is the aggregate amount of salaries, etc. (including bonuses), to be paid to members of the Board of Directors who also serve as employees of the Company, for their services as employees.*

2. *The aggregate amount of remuneration, etc., to be paid to members of the Board of Directors includes the following amounts:*

   (1) The amount accounted for during this fiscal year as the reserve for bonuses to members of the Board of Directors

   110 million yen to 13 members of the Board of Directors

   (2) Amount of remuneration, etc., as stock acquisition rights allotted as stock options based on the resolution of the meeting of the Board of Directors held on August 25, 2006

   76 million yen to 14 members of the Board of Directors (including 2 million yen to 1 Outside Director)

3. *Maximum aggregate amounts of remuneration, etc., are as follows:*

   (1) Maximum aggregate amounts of remuneration, etc., to be paid to members of the Board of Directors
   (i) An annual amount of 450 million yen (resolved at the 86th Annual General Meeting of Shareholders held on June 26, 1992)

   This amount does not include remuneration paid to members of the Board of Directors who also serve as employees of the Company, for their services as employees.

   (ii) An annual amount of 200 million yen (resolved at the 100th Annual General Meeting of Shareholders held on June 29, 2006)

   This amount was approved as the maximum amount of stock acquisition rights to be allotted as stock options, apart from the amount in (i) above.

   (2) Maximum aggregate amount of remuneration, etc., to be paid to Corporate Auditors

   An annual amount of 85 million yen (resolved at the 78th Annual General Meeting of Shareholders held on June 29, 1984)

4. *In addition to the aggregate amount of remuneration, etc., to be paid to members of the Board of Directors, the following payments have been made based on the resolution of the 100th Annual General Meeting of Shareholders held on June 29, 2006:*

   (1) Bonuses to members of the Board of Directors
   To 13 members of the Board of Directors: 73 million yen

   (2) Retirement allowances
   To 2 members of the Board of Directors: 17 million yen

Since July 2001, the Company has stopped adding to the amount of the reserve for retirement allowances to members of the Board of Directors and Corporate Auditor. The above retirement allowances were awarded to the 2 Directors in recognition of their service to the Company for the period from their respective assumption of office to June 2001.

3. Outside Directors and Outside Corporate Auditors

(1) Principal activities during this fiscal year

Title	Name	Attendance at Meetings of the Board of Directors	Attendance at Meetings of the Board of Corporate Auditors	Comments at Meetings
Member of the Board	Atsushi Takahashi	12 out of 14 meetings	–	At meetings of the Board of Directors, he made comments from time to time, principally based on his considerable experience as a executive of a financial institution.
Member of the Board	Osamu Shoda	12 out of 14 meetings	–	At meetings of the Board of Directors, he made comments from time to time, principally based on his considerable experience as a executive of a manufacturing company.
Corporate Auditor	Satoshi Ito	16 out of 16 meetings	7 out of 7 meetings	At meetings of the Board of Directors and meetings of the Board of Corporate Auditors, he made comments from time to time, principally based on his professional opinion as a certified public accountant.
Corporate Auditor	Tadashi Oe	12 out of 14 meetings	4 out of 5 meetings	At meetings of the Board of Directors and meetings of the Board of Corporate Auditors, he made comments from time to time, principally based on his professional opinion as an attorney-at-law.

Notes: During this fiscal year, 16 meetings of the Board of Directors and 7 meetings of the Corporate Auditors were held, respectively. After Messrs. Atsushi Takahashi, Osamu Shoda, and Tadashi Oe assumed office as Members of the Board or as a Corporate Auditor, 14 meetings of the Board of Directors and 5 meetings of the Board of Corporate Auditors were held, respectively.

(2) Summary of liability limitation agreements

The Company entered into an agreement with each Outside Director and Outside Corporate Auditor to the effect that the liability of each Outside Director or Outside Corporate Auditor under Article 423, Paragraph 1 of the Corporation Law will be limited to the higher of: 10 million yen; or any amount prescribed by applicable laws and regulations.

V The Accounting Auditor of the Company

1. Name of the Accounting Auditor

Deloitte Touche Tohmatsu

2. Amount of Remuneration, etc., to be Paid to the Accounting Auditor for This Fiscal Year

(1) Amount of remuneration, etc., to be paid by the Company as Accounting Auditor fees:
75 million yen

(2) Aggregate amount of monetary and other proprietary benefits to be paid by the Company and its subsidiaries: 175 million yen

Notes:

1. The audit contract between the Company and the Accounting Auditor does not clearly distinguish between remuneration, etc., paid for the audit conducted in accordance with the Corporation Law from that paid for the audit conducted in accordance with the Securities and Exchange Law, and it is practically impossible to make such a distinction. The amount of remuneration, etc., specified in (1) above, is the aggregate amount of remuneration, etc., for these two types of audits.

2. In addition to the audit certification services under Article 2, Paragraph 1 of the Certified Public Accountant Law, the following services have been entrusted to the Accounting Auditor of the Company:
(1) Providing advice and guidance concerning development of internal control; and
(2) Providing advice and guidance concerning the introduction of accounting standards, equivalent to international financial report standards, to the Company's subsidiaries and affiliates;

3. Of the Company's main subsidiaries and affiliates listed on pages 2 and 3, audits (limited to audits under the Corporation Law or the Securities and Exchange Law, and including audits under equivalent foreign laws and regulations), in respect of Kao (China) Holding Co., Ltd., Kao Industrial (Thailand) Co., Ltd., Fatty Chemical (Malaysia) Sdn. Bhd., KPSS-Kao Professional Salon Services GmbH, Kao Chemicals Europe, S.L., Kao Chemicals GmbH, and Kao Corporation S.A., have been performed, by certified public accountants or accounting firms other than the Company's Accounting Auditor (including those with equivalent foreign qualifications).

3. Policy for Determining Dismissal or Non-reappointment of the Accounting Auditor

If any item of Article 340, Paragraph 1 of the Corporation Law is found to apply to the Accounting Auditor, the Board of Corporate Auditors will dismiss the Accounting Auditor with the consent of all Corporate Auditors. In such case, the Corporate Auditor selected by the Board of Corporate Auditors will report, regarding the dismissal of the Accounting Auditor and the reason for the dismissal, at the first General Meeting of Shareholders held after the dismissal. Furthermore, if the Board of Corporate Auditors finds any problem in the qualification, independence, or reliability of the Accounting Auditor, the Board of Corporate Auditors will request that the Board of Directors submit a proposal for the dismissal or non-reappointment of the Accounting Auditor to the General Meeting of Shareholders.

In addition to the above dismissal by the Board of Corporate Auditors, if the Board of Directors finds any problem regarding the qualification, independence, or reliability of the Accounting Auditor, the Board of Directors will submit a proposal for the dismissal or non-reappointment of the Accounting Auditor to the General Meeting of Shareholders, with the consent of the Board of Corporate Auditors, or upon the above request of the Board of Corporate Auditors.

VI Systems to Assure Appropriate Business Operations of the Company

The Board of Directors made the following resolution with respect to the "Policy regarding Development of Internal Control System."

[Basic Policy Regarding the Internal Control System]
The Company has established an Internal Control Committee chaired by the President and CEO. An important task of the committee is to develop a management structure, organization and system that facilitates legally compliant, efficient, sound and highly transparent management that aims to consistently increase corporate value, and for this objective, the Company implements the following systems.

(1) System to ensure that Members of the Board of Directors' and employees' execution of their duties conforms to laws and the Articles of Incorporation

Members of the Board of Directors, Executive Officers and employees of the Kao Group companies should act with integrity based on "Kao's Business Conduct Guidelines," which govern compliance with laws, the Articles of Incorporation, internal rules and social ethics. The Compliance Committee, chaired by the member of the Board of Directors in charge of compliance, promotes this compliance. Monitoring by the Corporate Audit Services as well as notices and reports to the Compliance Reporting Hotline from concerned parties in and outside the Company enable Kao to quickly gauge the state of compliance, work to quickly resolve any issues that arise, and take appropriate steps to prevent the recurrence of similar cases.

(2) System for retention and management of information concerning Member of the Board of Directors' execution of their duties

Information (minutes, decision records and their relevant materials, account books and records, and other information and the like) related to members of the Board of Directors' execution of their duties is properly retained and managed according to the document retention and management policies and other related policies. Members of the Board of Directors, Corporate Auditors and employees designated by them may access such information at any time.

(3) Rules and other systems concerning risk management

Risks involved in business strategies are analyzed and countermeasures are discussed by the relevant departments; when necessary, discussion of these risks and countermeasures takes place in meetings of the Board of Directors or the Executive Committee. Risks in business operations are managed in accordance with the Kao's Risk Management Policy. The Risk Management Committee, chaired by the member of the Board of Directors in charge of risk management, promotes risk management throughout the Kao Group companies and develops countermeasures for disasters and other emergencies. In the event of a serious crisis, countermeasures headquarters, which should be headed by the President and CEO, is set up to respond to the crisis.

(4) System to ensure that Members of the Board of Directors efficiently execute their duties

After determining the direction to be focused on in a mid-term business plan, the Board of Directors reflects it in the mid-term plans of each department and subsidiary. The mid-term plans are reviewed annually by the Board of Directors and the Executive Committee, and necessary adjustments are made in response to the progress of the plans and changes in the business environment. The Executive Committee reviews, monthly or whenever appropriate, the progress of the revenue and expenditure plan and other important business plans, extracts the main issues and then implements measures in response. In order to separate supervision and execution functions and to ensure the effectiveness of these functions, the decision rules for the Board of Directors and the Executive Committee are reviewed as necessary.

(5) System to ensure the appropriateness of business operations in the Kao Group

The Internal Control Committee and related committees promote various policies to make sure that the business activities of the Company and its subsidiaries conform to laws and respective articles of

incorporation. In addition, they promote and monitor efforts to ensure the appropriateness and efficiency of business operations throughout the Kao Group companies, and report regularly to the Board of Directors. Representative Directors, members of the Board of Directors and Executive Officers in charge of business operations provide guidance for the development of appropriate internal control systems for Kao Group companies, according to their respective duties. In addition, to ensure the appropriateness of business operations at subsidiaries, they make improvements to the rules for periodic reports from subsidiaries and enhance internal audit functions.

(6) Employees to be assigned if Corporate Auditors request staff to assist in their duties

In the event that a request be made by Corporate Auditors for assignment of staff to provide assistance to conduct their audits effectively, the members of the Board of Directors should assign employees after discussing specific personnel selection with the Corporate Auditors.

(7) Independence of employees in the preceding paragraph from Members of the Board of Directors

In assignment, evaluation, transfer and disciplinary action of or to employees who assist in the duties of Corporate Auditors, the opinions of the Board of Corporate Auditors should be solicited and respected.

(8) System for Members of the Board of Directors and employees to report to Corporate Auditors, and other systems concerning reporting to Corporate Auditors

Corporate Auditors may attend meetings of the Executive Committee, the Internal Control Committee and related committees, and may access the minutes, decision records and other documents of important meetings at any time. They may also receive activity reports from the head of each division, and have periodic exchanges of views with Representative Directors. In addition, members of the Board of Directors should promptly report to Corporate Auditors any fact that may potentially cause significant harm to the Company or any occurrence of a serious violation of laws or the Articles of Incorporation.

(9) System to ensure that audits by Corporate Auditors are conducted effectively

To conduct efficient and effective audits, Corporate Auditors maintain a close cooperative relationship, which includes the exchange of information, with the Accounting Auditor and the internal audit functional departments such as the Corporate Audit Services, as well as corporate auditors and internal audit departments of subsidiaries. In addition, Corporate Auditors may independently receive support from outside specialists such as lawyers and certified public accountants when necessary.

- End -

News Release **April 23, 2007**

Kao Corporation Reports Business Results

Tokyo, April 23, 2007 - Kao Corporation today announced its consolidated and non-consolidated business results for the fiscal year ended March 31, 2007. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	2007	2006	Change	2007
	Yen		%	U.S. Dollars
Net sales	**1,231,808**	971,230	26.8	**$10,434.6**
Operating income	**120,858**	120,134	0.6	**1,023.8**
Ordinary income	**120,176**	121,956	(1.5)	**1,018.0**
Net income	**70,527**	71,140	(0.9)	**597.4**
ROE (Net income/ Shareholders' equity)	**13.1%**	14.9%	-	**13.1%**
ROA (Ordinary income/ Total assets)	**9.7%**	12.8%	-	**9.7%**
Operating income/ Net sales	**9.8%**	12.4%	-	**9.8%**
Total assets	**1,247,797**	1,220,564	2.2	**10,570.1**
Total net assets	**574,751**	509,676	12.8	**4,868.7**
Net worth/Total assets	**45.2%**	41.8%	-	**45.2%**
Total net assets per share (Yen/US$)	**1,035.66**	935.11	10.8	**8.77**
Net income per share (Yen/US$)	**129.41**	130.58	(0.9)	**1.10**
Net income per share, fully diluted (Yen/US$)	**129.29**	130.28	(0.8)	**1.10**
Net cash provided by operating activities	**164,977**	117,292	-	**1,397.4**
Net cash used in investing activities	**(63,227)**	(479,535)	-	**(535.6)**
Net cash used in financing activities	**(83,665)**	356,721	-	**(708.7)**
Cash and cash equivalents, end of term	**88,154**	67,527	-	**746.8**

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 544,995,915 shares for 2007 and 544,126,518 shares for 2006.*
2. *Number of shares outstanding at the end of the periods (including treasury stock): 549,443,701 shares for 2007 and 549,443,701 shares for 2006*
3. *Number of treasury stock at the end of the periods: 4,349,692 shares for 2007 and 4,497,726 shares for 2006*
4. *Changes in scope of consolidation: Consolidated subsidiaries (1 addition)*
5. *U.S. dollar amounts represent translations using the approximate exchange rate on March 30, 2007, of 118.05 yen=US$1, and are included solely for the convenience of readers.*
6. *Yen amounts are rounded down to the nearest million.*
7. *Total net assets for the year ended March 31, 2006 does not include minority interests. In addition, net worth is the same as shareholders' equity for the year ended March 31, 2006, while net worth for the year ended March 31, 2007 consists of shareholders' equity and adjustments for valuation, foreign currency translation and others.*

Dividend

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	2007	2006	2007
	Yen		U.S. Dollars
Cash dividend per share (Yearly, Yen/US$)	**52.00**	50.00	**0.44**
Total dividend payment amount	**28,370**	27,253	**240.3**
Payment ratio (consolidated)	**40.2%**	38.3%	**40.2%**
Cash dividend/Total net assets (consolidated)	**5.3%**	5.7%	**5.3%**

Note: interim dividend per share : 26.00 yen for 2007 and 25.00 yen for 2006
year-end dividend per share : 26.00 yen for 2007 and 25.00 yen for 2006

Forecast of Consolidated Results for the Six Months Ending September 30, 2007 and the Year Ending March 31, 2008

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2007		Year ending March 31, 2008	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	640,000	5,421.4	1,290,000	10,927.6
Operating income	49,000	415.1	114,000	965.7
Ordinary income	47,000	398.1	111,000	940.3
Net income	26,000	220.2	56,000	559.1
Cash dividend per share	27.00	0.23	54.00	0.23
Net income per share (Yen/US$)	47.70	0.40	121.08	1.03

Notes:

1. *Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year*
2. *Annual cash dividend per share : 54.00 yen*
   interim dividend per share : 27.00 yen, year-end dividend per share : 27.00 yen

Consolidated Segment Information by Business (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2007**	2006	% change	Like-for-like	**2007**	2006	Incr./(Dcr.)
Consumer Products	**744.7**	704.0	5.8	4.1	**98.9**	92.6	6.2
Prestige Cosmetics	**292.6**	85.2	243.3	242.2	**0.5**	5.1	(4.6)
Chemical Products	**223.6**	208.8	7.0	3.6	**21.1**	22.0	(0.8)
Corporate/Eliminations	**(29.2)**	(26.9)	-	-	**0.2**	0.2	(0.0)
Consolidated	**1,231.8**	971.2	26.8	24.8	**120.8**	120.1	0.7

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2007**	2006	% change	Like-for-like	**2007**	2006	Incr./(Dcr.)
Consumer Products	**6,308.7**	5,963.9	5.8	4.1	**838.0**	785.3	52.8
Prestige Cosmetics	**2,479.1**	722.1	243.3	242.2	**4.4**	43.8	(39.4)
Chemical Products	**1,894.2**	1,769.5	7.0	3.6	**179.4**	186.6	(7.2)
Corporate/Eliminations	**(247.5)**	(228.2)	-	-	**2.0**	2.0	(0.0)
Consolidated	**10,434.6**	8,227.3	26.8	24.8	**1,023.8**	1,017.7	6.1

Consolidated Segment Information by Geography (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2007**	2006	% change	Like-for-like	**2007**	2006	Incr./(Dcr.)
Japan	**924.1**	708.0	30.5	30.5	**102.2**	101.6	0.5
Asia/Oceania	**125.9**	110.8	13.6	5.3	**2.5**	5.8	(3.2)
North America	**106.7**	95.1	12.2	6.9	**7.7**	6.7	0.9
Europe	**135.9**	109.4	24.1	16.6	**8.6**	7.5	1.1
Corporate/Eliminations	**(61.0)**	(52.3)	-	-	**(0.3)**	(1.6)	1.2
Consolidated	**1,231.8**	971.2	26.8	24.8	**120.8**	120.1	0.7

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2007**	2006	% change	Like-for-like	**2007**	2006	Incr./(Dcr.)
Japan	**7,828.9**	5,997.9	30.5	30.5	**865.9**	861.1	4.8
Asia/Oceania	**1,067.3**	939.4	13.6	5.3	**21.7**	49.5	(27.8)
North America	**904.1**	806.2	12.2	6.9	**65.7**	57.4	8.3
Europe	**1,151.4**	927.4	24.1	16.6	**73.6**	63.7	9.9
Corporate/Eliminations	**(517.0)**	(443.7)	-	-	**(3.2)**	(14.1)	10.9
Consolidated	**10,434.6**	8,227.3	26.8	24.8	**1,023.8**	1,017.7	6.1

Notes:

1. *U.S. dollar amounts represent translations using the approximate exchange rate on March 30, 2007, of 118.05 yen=US$1, and are included solely for the convenience of readers.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.*

Non-consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	2007	2006	Change	2007
	Yen		%	U.S. dollars
Net sales	**709,554**	688,589	3.0	**6,010.6**
Operating income	**78,613**	90,551	(13.2)	**665.9**
Ordinary income	**84,951**	100,134	(15.2)	**719.6**
Net income	**57,653**	64,133	(10.1)	**488.4**
Total assets	**1,008,757**	1,024,155	(1.5)	**8,545.2**
Total net assets	**503,741**	474,444	6.2	**4,267.2**
Net worth/total assets	**49.9%**	46.3%	-	-
Total net assets per share (Yen/US$)	**922.64**	869.58	6.1	**7.82**
Net income per share (Yen/US$)	**105.68**	117.61	(10.1)	**0.90**
Net income per share, fully diluted (Yen/US$)	**105.58**	117.34	(10.0)	**0.89**

Notes:
1. *U.S. dollar amounts represent translations using the approximate exchange rate on March 30, 2007, of 118.05 yen=US$1, and are included solely for the convenience of readers.*
2. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-consolidated Results for the Six Months Ending September 30, 2007 and the Year Ending March 31, 2008

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2007		Year ending March 31, 2008	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	360,000	3,049.6	720,000	6,099.1
Operating income	38,000	321.9	78,000	660.7
Ordinary income	43,000	364.3	85,000	720.0
Net income	24,000	203.3	48,000	406.6
Net income per share (Yen/US$)	43.98	0.37	87.97	0.75

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101 / Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

Qualitative Information and Financial Statements

I. Business Results

(1) Analysis of Consolidated Business Results

Results for the Fiscal Year Ended March 31, 2007

1. Overview

The Japanese economy recovered during the fiscal year ended March 31, 2007, supported by private-sector demand, with improvement in corporate earnings and growth in capital investment. However, despite positive signs such as an improved employment picture, personal consumption remained generally flat along with income, and domestic consumer prices were also essentially unchanged. Other economies around the world continued to expand, with increases in consumption and payrolls in the United States, and continued high growth in fixed asset investment in China. In this environment, the Kao Group aimed to achieve profitable growth by adding value to products, which helped to stimulate the market.

Net sales rose 260.5 billion yen to 1,231.8 billion yen, a 26.8% increase over the previous fiscal year, due to the addition of Molton Brown Limited and Kanebo Cosmetics Inc. to the Kao Group during the fiscal year and the growth of existing businesses. Excluding the positive currency translation effect of 19.2 billion yen on overseas sales due to the weaker yen, net sales increased 24.8%.

Sales in Japan rose by 30.5%. In the Consumer Products business, in addition to changes in consumers, retailing and society, the market continued to be intensely competitive, but sales expanded with the launch of high-value-added products and aggressive marketing. The Prestige Cosmetics business performed basically as forecast, with a substantial increase in sales from the addition of Kanebo Cosmetics Inc. in a flat market. In the Chemical Products business, sales grew due to expanding sales of core products.

Overseas sales increased 17.2%, with steady recovery in the Consumer Products business in Asia, where Kao is working to integrate operations with Japan, and brisk growth in the Consumer Products business in North America and Europe and the Chemical Products business. (Excluding the effect of currency translation, overseas sales increased 10.1%.)

Cost of sales increased to 503.2 billion yen from 427.7 billion yen in the previous fiscal year. Although Kao promoted further cost reduction activities, cost of sales increased in tandem with the growth in sales volume, as well as due to the worldwide rise in prices for raw materials centered on petrochemicals, and the increase in imported raw materials in Japan as a result of the weaker yen. As a result, gross profit was 728.5 billion yen, an increase of 34.0%, or 185.0 billion yen, from the previous fiscal year.

Selling, general and administrative (SG&A) expenses increased 43.5%, or 184.3 billion yen, from the previous fiscal year to 607.6 billion yen. Besides the addition of expenses related to Kanebo Cosmetics Inc., other factors included freight and warehouse costs associated with

higher sales volume, expenses for new product launches and sales promotion activities in stores.

As a result of the above factors, operating income increased 0.6%, or 0.7 billion yen, from the previous fiscal year to 120.8 billion yen. Before deducting 26.7 billion yen in expenses for amortization of goodwill and intellectual property rights related to Kanebo Cosmetics Inc., operating income was 147.6 billion yen, an increase of 24.9 billion yen from the same period of the previous year.

Non-operating income and expenses resulted in net non-operating expenses of 0.6 billion yen, compared with net non-operating income of 1.8 billion yen in the previous fiscal year. This was principally due to higher interest expense in connection with an increase in interest-bearing debt.

As a result, ordinary income decreased 1.7 billion yen from the previous fiscal year to 120.1 billion yen.

Extraordinary gain and loss totaled a net loss of 3.0 billion yen, an improvement of 1.9 billion yen compared with the net loss of 5.0 billion in the previous fiscal year. Consequently, income before income taxes and minority interests increased 0.2 billion yen from the previous fiscal year to 117.1 billion yen.

Tax expenses were affected by factors including an increase due to recording a deferred tax asset valuation allowance during the fiscal year and a decrease due to a domestic consolidated subsidary's acquisition of its own stock. However, the effective tax rate after application of tax effect accounting was largely unchanged, increasing from 38.2% in the previous fiscal year to 38.5%, and net income was 70.5 billion yen, a decrease of 0.6 billion yen from the previous fiscal year. Net income per share was 129.41 yen, a 1.17 yen decrease from 130.58 yen in the previous fiscal year.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the fiscal year were one U.S. dollar to 116.40 yen and one euro to 146.87 yen.

2. Information by Business Segment

Net sales in the Consumer Products business increased steadily in Japan, Asia, North America and Europe. In the Prestige Cosmetics business, the addition of Kanebo Cosmetics and the contribution of Molton Brown, which is a prestige brand in the United Kingdom, resulted in significantly higher sales. In the Chemical Products business, competition has generally intensified, but sales expanded steadily as core business fields in North America and Europe have become growth engines.

Despite the effects of rising raw material prices, operating income for the Consumer Products business increased due to sales growth and cost reductions. In the Prestige Cosmetics business, operating income decreased due to factors including an increase in amortization expenses for goodwill and trademarks and other intellectual property rights related to Kanebo Cosmetics Inc. Excluding the effect of the amortization expenses,

operating income increased. In the Chemical Products business, despite sales growth from efforts to expand sales in core business areas, operating income decreased due to the rise in raw material prices.

Consumer Products Business

Net sales of consumer products were 744.7 billion yen, a 5.8% increase over the previous fiscal year. Excluding the effect of currency translation, sales increased 4.1%. Sales in Japan increased 4.3% over the previous fiscal year. Overseas sales also increased strongly in each region. Although affected by higher raw material prices, operating income was 98.9 billion yen, an increase of 6.2 billion yen from the previous fiscal year, due to an increase in sales volume mainly driven by new products.

(1) Japan

In the Japanese market, while consumer purchase prices of major products stabilized near the level of the previous fiscal year, the continuing decline in product prices began to show changes, including an upturn in prices in certain product categories. By distribution channel, sales at drugstores continued to expand. In these circumstances, the Kao Group worked to further strengthen its core brands and to launch and nurture new products in support of its objective of profitable growth by promoting high added value in its products – in other words, creating products that offer consumers emotional appeal in addition to providing functional value. The Kao Group also worked to stimulate the market by aggressively carrying out integrated marketing and sales activities for each retail chain and area. Despite the effects of increased sales and Kao's efforts to reduce costs and make more effective expenditures, operating income was substantially affected by rising raw material prices.

Sales Composition of Consumer Products

	Billions of yen		
Year ended March 31	**2007**	2006	% change
Personal Care	**194.6**	187.8	3.6
Fabric and Home Care	**243.8**	237.5	2.6
Feminine Care, Baby Care and Others	**123.9**	113.6	9.0
Total	**562.3**	539.0	4.3

In the market for personal care products, Kao continued to compete on the basis of higher added value, and consumer purchase prices trended upward from the previous fiscal year in the shampoo/conditioner, hair styling products and other categories.

Under these conditions, sales increased sharply in the skin care category. Kao raised its position in the facial cleanser market to number one with the launch of *Bioré Marshmallow Whip*, and increased market share for *Bioré U* body cleanser by adding a new fragrance and other measures. Overall sales in the shampoo and conditioner category were lackluster due to increased competition, despite strong sales of *Merit*, which Kao promoted as a new family shampoo, and *Essential*, which underwent a complete renewal. In the oral care category, Kao launched *Medicated Pyuora* toothpaste and dental rinse, which base their appeal on "freshening up a pasty mouth" under the concept of total oral cleaning, and sales increased.

As a result, sales of personal care products increased 3.6% compared with the previous fiscal year.

Examples of new products:
Bioré U Apple Mango Scented body cleanser
Blauné Point Cover Hair Colors hair coloring agent
Liese Supply Citron Scented Hair Styling Water for updo style

In fabric and home care products, consumer needs are diversifying as they begin to adopt new attitudes toward housework, reflecting changes in society. Consumer purchase prices are trending toward bottoming out in each category.

Under these conditions, the Kao Group worked to strengthen its core brands by adding value. In laundry detergents, Kao renewed *Attack* with superior cleaning power even when washing large loads. Kao also launched *Attack ALL in*, which contains bleach and fabric softener, winning support from consumers who want to simplify laundry. The launch of *Humming Flair Relaxing Herbal Scented* and *Humming Flair Flower Blossom Essence* fabric softeners won consumer support and sales were strong. Sales of dishwashing detergents expanded with a product formulated with citric acid for automated dishwashers added to the lineup for *Family Kyukutto*, which offers superior cleaning users can feel.

As a result, sales of fabric and home care products increased 2.6% compared with the previous fiscal year.

Examples of new products:
Style Care Mist for Clothing fabric conditioner
Humming Flair Flower Blossom Essence fabric softener
Quickle Wiper Handy household duster kit

In the feminine care category, a trend toward lower market prices continued in certain categories. Under these conditions, sales of sanitary napkins increased as consumer support steadily expanded for *Laurier F*, which alleviates skin stress, and Kao enhanced the product line. In addition, Kao worked to add value to disposable baby diapers by making them gentler on the skin, thus raising brand value. As a result, sales increased substantially. Adult incontinence products performed well, with the launch of *Relief Rehabilitation Starter Pants*, which can be worn like underpants and opened using tape stays, making them convenient for users new to nursing.

In the health care category, sales of *Econa* brand healthy cooking oils were impacted by increasing competition in the market. Sales of *Healthya* healthy functional drinks increased with the launch of *Healthya Water* sports drink with a refreshing grapefruit flavor.

As a result, sales of feminine care, baby care and other products increased 9.0% compared with the previous fiscal year.

Examples of new products:
Laurier F for Heavy Night Use sanitary napkins (quasi-drug)
Freeday Slim Liner light incontinence product
Econa Pasta Sauce with Selected Ingredients

(2) Asia and Oceania
Asian markets are undergoing major structural changes as they grow, with changing consumer needs and the continuing entry of global retail chains. In addition, competition among companies continues to intensify. In this environment, the Kao Group is working to build a unified management structure that encompasses all of Asia, including Japan, and to provide high-value-added products to fit local market conditions. Kao expanded the sales territory for the *Asience* premium hair care brand from Taiwan and Hong Kong to Singapore, and increased sales with the addition of a new essence water/lotion and hair mask. In the sanitary napkin category, Kao launched *Laurier F* in Hong Kong and Singapore. As in Japan, this product was well received by consumers who are sensitive to skin stress, and posted strong sales. In Thailand, Kao launched *Attack Easy* laundry detergent, which is formulated to match the way Thai consumers wash clothes, and sales were favorable.

As a result, sales in Asia increased 15.7% compared with the previous fiscal year to 66.1 billion yen. Excluding the effect of currency translation, sales increased 6.8%.

(3) North America and Europe
In North America and Europe, where it is engaged in the personal care products business, the Kao Group worked to establish products with high added value. Amid intensifying competition, Kao Brands Company added a product for the face to the *natural glow* line under the *Jergens* skin care brand, in addition to the existing product for the body. This increased sales of *natural glow*, which provides a natural-looking, healthy summer glow just by moisturizing daily. The *John Frieda* hair care brand enhanced its *Frizz-Ease* line of shampoos and conditioners, which drove sales growth. In addition, Kao Professional Salon Services GmbH expanded sales by conducting a major renewal of the KMS brand for high-end beauty salons.

As a result, sales in North America and Europe increased 8.2% from the previous fiscal year to 124.8 billion yen. Excluding the effect of currency translation, sales increased 2.4%.

Prestige Cosmetics Business
In Japan, the market remained flat amid changes in the consumer's sense of values, attitudes toward beauty, and retail channel structures. The Kao Group worked to strengthen its product and sales capabilities in response to these changes, with the aim of raising brand value. At Kanebo Cosmetics Inc., the new premium prestige skin care brand *Impress*, which is sold exclusively at department stores, *Blanchir Whitening Conclusion* whitening serum, and *Kate* makeup performed well. *Kao Sofina* worked to stimulate the market with the launches of *HADA·KA*, a new skin care brand, and *Phytomax*, a new brand exclusively for sale through drugstores. Molton Brown sales increased substantially with the addition of new products and the expansion of sales regions.

As a result, sales of prestige cosmetics increased 243.3% from the previous fiscal year to 292.6 billion yen. Operating income was 0.5 billion yen, a decrease of 4.6 billion yen from the previous fiscal year. Before deduction of amortization related to Kanebo Cosmetics Inc., operating income was 27.3 billion yen, an increase of 19.5 billion yen from the previous fiscal year. As for Kanebo Cosmetics Inc. which has a fiscal year ending December 31, the consolidated financial statements include the results for the eleven months starting in February, when the company was added to the Kao Group.

Principal new brands:
Impress premium prestige skin care brand
Lavshuka
HADA·KA skin care brand
Phytomax skin care sold exclusively at drugstores

Chemical Products Business
Although the Japanese economy remains on a recovery track, with improved corporate earnings and increased capital investment, rising costs due to fluctuating crude oil prices are exerting a substantial impact on the target industries of the Chemical Products business. In this environment, the Kao Group worked to reinforce its global operations and expand its business in the core fields of oleo chemicals, performance chemicals and specialty chemicals. As a result, sales totaled 223.6 billion yen, an increase of 7.0% compared to the previous fiscal year. Excluding the effect of currency translation, the increase was 3.6%. Operating income was impacted by rising raw material prices, decreasing 0.8 billion yen from the previous fiscal year to 21.1 billion yen.

(1) Japan
In the performance chemicals business, sales of plastics additives and superplasticizers for concrete admixtures were solid, but sales in the oleo chemicals business were flat, with a downturn in its target industries. In the specialty chemicals business, which is closely linked to customers and offers high added value, sales of polishing agents for hard disks increased significantly, while sales of cleaners for electronic parts grew due to positive customer evaluation of their features. Sales of toner and toner binder for copiers and printers, as well as of ink and colorants for inkjet printers, have been recovering from difficult conditions.

As a result, sales increased 2.1% compared with the previous fiscal year to 116.9 billion yen.

(2) Asia
Sales in Greater China increased as a result of the expansion of sales from continuing rapid economic growth in China, as well as other factors including the growth of the LCD industry in Taiwan. However, sales of fatty alcohols produced in Malaysia and the Philippines decreased as a result of weakening market conditions, despite Kao's reputation for high-quality products based on its original technologies, as well as global sales expansion efforts. In the Philippines, an expansion of fatty alcohol production capacity came on line after its completion in December.

As a result, sales in Asia increased 4.2% compared with the previous fiscal year to 55.8 billion yen. Excluding the effect of currency translation, sales decreased 3.6%.

(3) North America and Europe

Sales of toner and toner binder for copiers and printers were strong, as Kao made aggressive capital investments in response to the growth of its three core markets of Japan, the United States and Europe. In Germany, sales of superplasticizers for concrete admixtures and fatty amines increased due to the reputation of product features. In Spain, sales of aroma chemicals were strong.

As a result, overall sales increased 14.9% compared with the previous fiscal year to 82.9 billion yen. Excluding the effect of currency translation, sales increased 8.2%.

Forecast for the Fiscal Year Ending March 31, 2008

1. Overview

The Japanese economy is expected to continue its private sector-led recovery as the strength of corporate earnings spreads to household budgets. Although the improvement in employment conditions is broadening, personal consumption is expected to be generally flat, and the trend in prices of petrochemical-related products is expected to affect consumer prices as well. Moreover, although the global economy is expected to be solid, centered on the United States and Asia, persistent uncertainty is likely to remain.

Under these conditions, the Kao Group aims to achieve profitable growth by adding a high level of value to its products. It will expand sales by focusing on the areas of beauty care, which incorporates prestige cosmetics as well as hair care, skin care and other consumer products, and human health care, which includes functional foods and sanitary products. Both of these areas have particularly high growth potential. The Kao Group forecasts net sales to increase 4.7%, or 58.1 billion yen, year-on-year to 1,290.0 billion yen. Operating income is expected to decline 5.7% to 114.0 billion yen due to higher selling, general and administrative expenses resulting from factors including aggressive in-store activities such as display enhancement and promotions in the beauty care business, as well as rising raw material prices. Ordinary income is expected to decline 7.6% to 111.0 billion yen with the burden of interest on bank borrowings, bonds and other interest-bearing debt. Net income is forecast to decrease 6.4% to 66.0 billion yen.

2. Forecast by Business Segment

In the Japanese consumer products market, changes are appearing in the downward trajectory of retail prices and a recovery trend in sales volume is also evident, but severe competition is forecast to continue. Overseas, the competitive environment is expected to continue intensifying despite market growth. Under these conditions, the Kao Group reorganized into the following four business units as of April 2007, in order to quickly and forcefully execute a consumer-driven growth strategy. This measure is in response to changes related to fundamental social mechanisms, as well as changes in the product selection and purchasing behavior of consumers and the accompanying changes in retailing.

With this reorganization, Kao will reinforce its product development and manufacturing capabilities, which provide products and brands of excellent value for customer satisfaction, and will focus its management resources on aggressive new product launches, marketing and sales activities to strengthen core brands.

In the Beauty Care business unit, the Kao Group will stimulate the market by adding greater value to products and presenting the originality and appeal of the Kao Group, while assessing changes in consumer attitudes toward beauty and lifestyle habits. Through all beauty care categories, the Kao Group will create strong, distinctive brands in Japan by segmenting the market and building the optimal brand formations. Overseas, the Kao Group will work to expand sales based on its brand strategy focused on key regions, including accelerating business development in China.

In the Human Health Care business unit, Kao will continue to present its originality through differentiated food and beverage products that deliver the high level of functional value for health expected of Foods for Specified Health Use; sanitary products that offer greater comfort and a sense of reassurance; and personal health products that are part of a healthy day-to-day lifestyle. Through this approach, Kao will work to raise brand value even higher.

In the Fabric and Home Care business unit, in order to offer improved lifestyles, Kao will increase brand value by developing products with added features that offer pleasure and comfort when used in response to diversifying consumer needs.

In the Chemical Products business unit, the Kao Group will work to strengthen global operations by fully leveraging the characteristics of its oleo chemical, performance chemical and specialty chemical businesses. In addition, the Kao Group will make aggressive capital investments that accurately anticipate market trends in regard to the Group's distinctive products, and will aim to expand business by realizing high functionality and low-cost operations.

3. Underlying Assumptions of the Forecast for the Fiscal Year Ending March 31, 2008

The above forecast was made assuming translation rates of one U.S. dollar to 118 yen and one euro to 155 yen.

(2) Analysis of Financial Condition

1. Status of Assets, Liabilities, Net Assets and Cash Flow for the Fiscal Year Ended March 31, 2007

Summarized Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
AS OF MARCH 31	**2007**	2006	Incr./(Dcr.)	**2007**
Total assets	**1,247.7**	1,220.5	27.2	**10,570.1**
Total net assets	**574.7**	509.6	65.0	**4,868.7**
Net worth/Total assets	**45.2%**	41.8%	-	**45.2%**
Total net assets per share (yen)	**1,035.66**	935.11	100.55	**8.77**

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2007**	2006	Incr./(Dcr.)	**2007**
Net cash provided by operating activities	**164.9**	117.2	47.6	**1,397.4**
Net cash used in investing activities	**(63.2)**	(479.5)	416.3	**(535.6)**
Net cash used in financing activities	**(83.6)**	356.7	(440.3)	**(708.7)**
Translation adjustments	**2.5**	2.7	(0.1)	**21.5**
Net increase (decrease)	**20.6**	(2.7)	23.4	**174.7**
Cash and cash equivalents, beginning of year	**67.5**	70.4	(2.8)	**572.0**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**-**	0.7	(0.7)	**-**
Cash and cash equivalents of exclusion of consolidated subsidiaries (decrease)	**-**	(0.8)	0.8	**-**
Cash and cash equivalents, end of term	**88.1**	67.5	20.6	**746.8**
Total debt	**355.7**	408.0	(52.2)	**3,013.2**

Total assets increased 27.2 billion yen from the previous fiscal year-end to 1,247.7 billion yen. Principal factors in the increase were a 29.3 billion yen increase in notes and accounts receivable due to business expansion and because the last day of the fiscal year was a business holiday, and a 16.0 billion yen increase in marketable securities. The principal factors decreasing assets were a 23.7 billion yen decrease in intangible fixed assets associated with depreciation and amortization, and a 4.5 billion yen decrease in deferred tax assets.

Total liabilities decreased 28.9 billion yen from the previous fiscal year-end to 673.0 billion yen. Principal factors increasing liabilities were a 13.6 billion yen increase in notes and accounts payable and a 9.8 billion increase in accrued expenses due to business expansion and because the last day of the fiscal year was a business holiday. The principal factor decreasing liabilities was a 52.2 billion yen decrease in bank borrowings and other interest-bearing debt. The balance of bank borrowings and bonds as of March 31, 2007 was 355.7 billion yen.

Net assets including minority interests increased 56.1 billion yen compared with the previous fiscal year-end to 574.7 billion yen. The main factor increasing net assets was net income of 70.5 billion yen, and the main factor decreasing net assets was cash dividends totaling 27.7 billion yen from retained earnings. As a result, the net worth ratio increased from 41.8% at March 31, 2006 to 45.2%.

Net cash provided by operating activities increased 47.6 billion yen compared with the previous fiscal year to 164.9 billion yen. Income before income taxes and minority interests for the fiscal year was 117.1 billion yen, and depreciation and amortization totaled 92.1 billion yen. Income taxes paid totaled 42.2 billion yen.

Net cash used in investing activities decreased 416.3 billion yen compared with the previous fiscal year to 63.2 billion yen. This primarily consisted of 65.4 billion yen for capital expenditures and other purchases of property, plant and equipment, and for intangible fixed assets.

Net cash used in financing activities was 83.6 billion yen, compared with net cash provided by financing activities totaling 356.7 billion in the previous fiscal year. The Company replaced short-term debt used as capital for acquisition of the stock and other assets of Kanebo Cosmetics Inc. with bond issues and long-term loans, in addition to repaying a portion of the short-term debt. Payments of cash dividends, including to minority shareholders, totaled 29.1 billion yen.

As a result, the balance of cash and cash equivalents at the end of the fiscal year was 88.1 billion yen, an increase of 20.6 billion yen from the end of the previous fiscal year.

2. Forecast of Assets, Liabilities, Net Assets and Cash Flow in the Fiscal Year Ending March 31, 2008

Net cash provided by operating activities is expected to remain essentially unchanged compared with the previous fiscal year. Income before income taxes and minority interests is expected to decrease compared with the previous fiscal year due to an increase in expenditures for aggressive growth in the Beauty Care business and other businesses. However, at the same time, depreciation and amortization, including amortization of trademark and other intellectual property rights, is projected to increase, and growth is expected in other businesses.

In net cash used in investing activities, Kao plans capital expenditures of about 60.0 billion yen, including capital investment in Japan and overseas to expand production capacity and promote streamlining.

In net cash used in financing activities, the Company will allocate funds mainly for repayment of borrowings. The balance of short- and long-term debt is projected to be approximately 300.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents as of March 31, 2008 is forecast to be approximately 90.0 billion yen.

Cash Flow Indices

	YEARS ENDED MARCH 31				
	2007	2006	2005	2004	2003
Net worth/Total assets (%)	**45.2**	41.8	65.1	59.1	57.9
Market capitalization/Total assets (%)	**150.7**	138.4	195.2	179.8	186.0
Interest-bearing debt/Operating cash flow (years)	**2.2**	3.6	0.3	0.5	0.4
Operating cash flow/Interest paid (times)	**36.0**	82.1	120.1	91.3	85.8

Notes:

1. All indices are computed based on consolidated data.

2. Market capitalization equals the stock price at the end of the period multiplied by the number of shares outstanding at the end of the period (excluding treasury stock).

3. Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid.

(3) Basic Policies Regarding Distribution of Profits and Dividends

In order to achieve profitable growth, Kao sets policies regarding allocation of profits to internal capital resources for growth and as dividends from a medium-to-long-term management perspective. Considering it important to provide shareholders with stable, continuous dividends, the Company currently has a target payout ratio of approximately 40% of consolidated net income. In order to increase earnings per share and dividends over the long term, the Company will consider flexibly implementing share repurchases as a measure for shareholder returns from a long-term perspective, taking into account the capital demands of activities such as capital investment for growth and acquisition initiatives, as well as increasing capital efficiency.

In accordance with these policies, the Company plans to increase the year-end dividend for the fiscal year ended March 31, 2007 by 1.00 yen compared with the previous fiscal year to 26.00 yen per share, the same as the interim dividend. As a result, total dividends for the fiscal year will increase by 2.00 yen per share compared with the previous fiscal year, for a total of 52.00 yen per share, and a consolidated payout ratio of 40.2%.

For the fiscal year ending March 31, 2008, the Company plans to increase total dividends per share by 2 yen to 54 yen, taking into account achievement of its income forecast, based on these policies. Net income for the fiscal year is forecast to be 66.0 billion yen. The main reasons for the projected decrease are aggressive investments in growth, including capital investments and marketing expenditures for the Prestige Cosmetics business, as well as rising prices for palm kernel oil, coconut oil and other natural materials derived from fats and oils. When these investments show results, Kao expects to be able to accelerate growth in earnings per share.

This release contains forward-looking statements that are based on management's estimates, assumptions and projections as of April 23, 2007. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, and fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

II. Management Policies

(1) Basic Management Policies of the Company

Kao's mission is to strive for the wholehearted satisfaction and enrichment of the lives of people globally through the Company's core domains of cleanliness, beauty, health and chemicals. Fully committed to this mission, all members of the Kao Group work together with passion to provide products and brands of excellent value created from the perspective of consumers and customers and to share joy with them.

Kao aims to be a global group of companies that is closest to consumers and customers in each of its markets. In addition to earning the respect and trust of its shareholders and all other stakeholders, Kao consistently augments its corporate value based on profitable growth.

The corporate philosophy that forms the basis of these activities is "The Kao Way," which clearly expresses Kao's unique corporate culture and the essence of its corporate spirit, and is shared and practiced by all Kao Group employees. Furthermore, from the standpoint of corporate social responsibility (CSR), Kao strives to act in good faith based on high ethical standards, and will contribute to the sustainable development of society by conducting its activities with consideration for environmental impact and conservation of resources.

(2) Management Metric Used as a Target

EVA* (Economic Value Added), which is used to measure true profit by factoring in the cost of invested capital, is Kao's principal management metric. Continuous growth in EVA is linked to increased corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. While working to expand its business scale, Kao views EVA growth as a primary focus of operating activity. Kao also uses this metric to determine the direction of long-term management strategies, for assessing specific businesses, for evaluating acquisitions and capital investment, and in developing performance targets for each fiscal year.

**EVA is a registered trademark of Stern Stewart & Co.*

(3) Medium- and Long-Term Management Strategies

With Consumer Products and Chemicals positioned as its core business areas, Kao will emphasize research and development to make high-quality, innovative products geared to consumers and customers, a concept referred to at Kao as "*Yoki-Monozukuri**," and will conduct activities oriented toward the following three key business objectives in order to achieve profitable growth by increasing the added value of its products.

** Kao defines "Yoki-Monozukuri" as a strong commitment by all members to provide products and brands of excellent value for consumer satisfaction. This core concept distinguishes us from all our competitors. In Japanese, "Yoki" literally means "good/excellent," and "Monozukuri" means "development/manufacturing of products."*

1) Accelerate Growth in the Business Areas of Beauty Care and Human Health Care*
   Kao will position Beauty Care and Human Health Care, which are business areas with high growth potential and in which the Kao Group can take advantage of its strengths, as growth drivers and concentrate investment of management resources in these areas. Particularly, in addition to its existing Beauty Care business, Kao will develop and strengthen its Beauty Care business globally with Molton Brown Limited and Kanebo Cosmetics Inc., which became members of the Kao Group during the fiscal year ended March 31, 2006.

   **The scope of "Human Health Care" does not include pharmaceuticals.*

2) Further Strengthen and Develop Fabric and Home Care, a Core Business
   In the Fabric and Home Care business, Kao will work to develop products that promote greater cleanliness, comfort and enjoyment. The Company will also seek to develop products that build new markets and match the increasing emphasis of consumers on sanitation, peace of mind and the environment.

3) Further Enhance the Chemical Products Business Globally and Locally with Distinctive Products That Meet Customer Needs
   The Chemical Products business will work to expand and strengthen its operations while simultaneously conducting global business closely linked to each company in the three regions of Asia including Japan, Europe and North America and optimizing regional operations under local leadership tailored to conditions in each country and region.

Kao's main market of Japan has experienced dynamic shifts due to societal changes including the declining birthrate, aging population, later marriage and increase in single households, in addition to changes in consumers' product selection and purchase attitudes, and associated changes in trade and distribution. In order to promptly respond to these changes as well as to proactively implement its consumer-driven growth strategy, Kao reorganized its business divisions effective April 2007 and introduced the following four business units:

(1) Beauty Care business unit
(2) Human Health Care business unit
(3) Fabric and Home Care business unit
(4) Chemical business unit

Concurrently, Kao reorganized every functional division, including R&D, production and sales. As part of the structural reorganization, Kao Hanbai Co., Ltd., which mainly handles consumer products, and Kao Cosmetics Sales Co., Ltd., which mainly handles prestige cosmetics, merged into a new entity, Kao Customer Marketing Co., Ltd.

In this manner, Kao will fully exercise its comprehensive strength as a Group to create products with value and provide them to consumers and retailers by introducing four business units, launching a new sales company, and cooperating closely and generating synergy with Kanebo Cosmetics Inc., a Kao Group company.

(4) Issues for Management

As the severity of conditions affecting the Kao Group's business increases, with rising raw material prices in addition to changes in the market environment, the Group's profit structure is changing significantly, making it more difficult to link increases in sales to profit growth.

In these circumstances, in order to achieve profitable growth by increasing the added value of its products, the Kao Group first plans to enhance research and development in areas such as basic research and production technologies. In addition, to respond to changes in the environment in which it conducts marketing activities, particularly changes in the consumer's sense of values and product needs, the Kao Group will work to create and provide high-value-added products that increase emotional value in addition to functional value.

From the viewpoint of accelerating global growth, in the Consumer Products business in Asian countries with rapidly growing markets the Kao Group will work to integrate Japanese and local operations, to gain thorough knowledge of local consumers and markets, and to mobilize the total capabilities of the Kao Group based on the principles of "Consumer-driven" and "*Genba*-ism*" in order to achieve "*Yoki-Monozukuri*."

* *"Genba-ism" defines the importance of observing things "on-site," in the actual location and environment, both internally and externally, in order to maximize our understanding of the business and optimize our performance.*

Appointments of Corporate Auditor and Executive Officers

(Scheduled effective date; June 28, 2007)

1. Newly nominated Full-time Corporate Auditor

Candidate	Current Position
Takashi Matsuzaka	Vice President Global Information Systems

2. Corporate Auditor scheduled to retire

	Current Position
Tsuneo Ejiri	Full-time Corporate Auditor

3. Newly nominated Executive Officer

Candidate	Current Position
Katsuhiko Yoshida	President Global Human Health Care Business
Naohisa Kure	Vice President-Global R&D-Beauty

Consolidated Balance Sheets

Millions of yen

	(A) FY2006 March 31, 2007	Composition %	(B) FY2005 March 31, 2006	Composition %	Inc/(Dec) (A-B)
Assets					
Current assets	402,219	32.2	364,613	29.9	37,605
Cash and time deposits	49,910		47,384		2,526
Notes and accounts receivable - trade	158,497		129,120		29,376
Short-term investments	36,247		20,189		16,058
Inventories	112,114		105,853		6,260
Prepaid expenses	5,735		5,600		135
Deferred income taxes	20,643		19,479		1,163
Other	21,464		39,181		(17,717)
Allowance for doubtful receivables	(2,394)		(2,196)		(198)
Fixed assets	845,518	67.8	855,872	70.1	(10,353)
Tangible assets	289,016	23.2	282,796	23.1	6,219
Buildings and structures	96,445		95,097		1,347
Machinery, equipment and vehicles	101,369		90,520		10,848
Tools, furniture and fixtures	13,930		12,487		1,442
Land	69,625		67,111		2,514
Construction in progress	7,645		17,578		(9,933)
Intangible assets	442,469	35.5	466,221	38.2	(23,751)
Goodwill	256,326		267,152		(10,826)
Trademarks	147,880		156,241		(8,361)
Other	38,262		42,827		(4,564)
Investments and other assets	114,032	9.1	106,854	8.8	7,177
Investment securities	17,291		18,298		(1,006)
Long-term loans	1,792		293		1,499
Long-term prepaid expenses	12,207		10,276		1,931
Deferred income taxes	50,535		56,212		(5,677)
Other	32,326		22,057		10,269
Allowance for doubtful receivables	(121)		(283)		161
Deferred assets	58	0.0	77	0.0	(18)
Total assets	1,247,797	100.0	1,220,564	100.0	27,233
Liabilities					
Current liabilities	308,646	24.7	436,193	35.7	(127,546)
Notes and accounts payable - trade	110,158		96,507		13,651
Short-term debt	21,877		166,759		(144,882)
Current portion of long-term debt	22,062		22,699		(637)
Accounts payable - other	28,930		27,478		1,451
Accrued expenses	85,796		75,951		9,845
Accrued income taxes	11,673		17,510		(5,837)
Other	28,148		29,286		(1,138)
Long-term liabilities	364,399	29.2	265,790	21.8	98,609
Bonds	99,995		-		99,995
Long-term debt	211,774		218,545		(6,770)
Liability for employee retirement benefits	30,987		29,439		1,548
Liability for director and corporate auditor retirement benefits	163		180		(17)
Other	21,478		17,625		3,853
Total liabilities	673,046	53.9	701,983	57.5	(28,937)
Minority interests	-		8,903	0.7	-
Common stock	-		85,424	7.0	-
Capital surplus	-		109,561	9.0	-
Retained earnings	-		345,941	28.3	-
Unrealized gain on available-for-sale securities	-		5,860	0.5	-
Foreign currency translation adjustments	-		(26,944)	(2.2)	-
Treasury stock, at cost	-		(10,165)	(0.8)	-
Shareholders' equity	-		509,676	41.8	-
Total liabilities, minority interests & shareholders' equity	-		1,220,564	100.0	-
Shareholders' equity	573,541	46.0	-	-	-
Common stock	85,424	6.9	-	-	-
Capital surplus	109,565	8.8	-	-	-
Retained earnings	388,585	31.1	-	-	-
Treasury stock, at cost	(10,033)	(0.8)	-	-	-
Adjustments for valuation, foreign currency translation and others	(9,010)	(0.7)	-	-	-
Unrealized gain on available-for-sale securities	4,649	0.4	-	-	-
Foreign currency translation adjustments	(13,659)	(1.1)	-	-	-
Stock acquisition right	301	0.0			
Minority interests	9,917	0.8	-	-	-
Total net assets	574,751	46.1	-	-	-
Total liabilities and total net assets	1,247,797	100.0	-	-	-

Consolidated Statements of Income

Millions of yen

	(A) FY2006 Apr '06 - Mar '07	% to net sales	(B) FY2005 Apr '05 - Mar '06	% to net sales	Inc/(Dec) (A-B)
Net sales	**1,231,808**	**100.0**	**971,230**	**100.0**	**260,577**
Cost of sales	503,271	40.9	427,734	44.0	75,537
Gross profit	**728,536**	**59.1**	**543,496**	**56.0**	**185,040**
Selling, general and administrative expenses (*2)	580,883	47.1	420,759	43.3	160,123
Operating income before amortization related to Kanebo Cosmetics	**147,653**	**12.0**	**122,736**	**12.7**	**24,916**
Amortization related to Kanebo Cosmetics (*1)	26,794	2.2	2,601	0.3	24,193
Operating income	**120,858**	**9.8**	**120,134**	**12.4**	**723**
Non-operating income	6,273	0.5	4,528	0.5	1,744
Interest income	2,175		1,161		
Dividend income	121		93		
Foreign currency exchange gain	504		13		
Other	3,471		3,260		
Non-operating expenses	6,955	0.5	2,706	0.3	4,248
Interest expense	5,032		1,396		
Equity in losses of nonconsolidated subsidiaries and affiliates	703		593		
Other	1,219		716		
Ordinary income	**120,176**	**9.8**	**121,956**	**12.6**	**(1,780)**
Extraordinary income	1,851	0.1	1,663	0.1	187
Gain on sales of fixed assets	682		241		
Gain on sales of investment securities	7		1,202		
Reversal of prior-year depreciation at overseas subsidiaries	264		-		
Insurance received	443		-		
Other	452		219		
Extraordinary loss	4,900	0.4	6,711	0.7	(1,811)
Loss on sales/disposals of fixed assets	2,772		2,561		
Prior-year post-retirement healthcare benefit expenses at U.S. subsidiaries	-		2,326		
Loss on investment in affiliate	-		880		
Loss on impairment of long-lived assets	1,245		233		
Other	882		709		
Income before income taxes and minority interests	**117,127**	**9.5**	**116,908**	**12.0**	**218**
Income taxes - current	37,268	3.0	38,695	4.0	(1,427)
Income taxes - deferred	7,854	0.7	5,971	0.6	1,882
Minority interests in earnings of consolidated subsidiaries	1,476	0.1	1,101	0.1	375
Net income	**70,527**	**5.7**	**71,140**	**7.3**	**(612)**

(*1) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights and goodwill in the year ended March 31, 2007, and amortization of trademark and other intellectual property rights in the year ended March 31, 2006.

(*2) Amortization expenses related to Kanebo Cosmetics are not included in selling, general and administrative expenses. Selling, general and administrative expenses including amortization expenses related to Kanebo Cosmetics are 607,678 million yen for the year ended March 31, 2007 and 423,361 million yen for the year ended March 31, 2006.

Consolidated Statements of Retained Earnings

Millions of yen	FY2005 Apr '05 - Mar '06
Capital surplus	
Balance at the beginning of period	109,561
Balance at the end of period	109,561
Retained earnings	
Retained earnings at the beginning of period	299,345
Increase in retained earnings	72,987
Net Income	71,140
Increase by newly consolidated companies and affiliates accounted for the equity method	1,847
Decrease in retained earnings	26,392
Cash dividends paid	23,955
Bonuses paid to directors and corporate auditors	91
(corporate auditors only)	(8)
Loss on transfer of treasury stock related to conversion of convertible bonds and other	2,345
Balance at the end of period	345,941

Consolidated Statements of Changes in Net Asset

Millions of yen

FY2006
Apr '06 - Mar '07

	Shareholders' equity					Adjustments for valuation, foreign currency translation and others					
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total Adjustments for valuation, foreign currency translation and others	Stock acquisition right	Minority interests	Total net assets
Balance at the end of previous period	85,424	109,561	345,941	(10,165)	530,760	5,860	(26,944)	(21,084)	-	8,903	518,580
Changes of items during the period											
Dividends from appropriation of surplus			(13,623)		(13,623)						(13,623)
Dividends from retained earnings			(14,169)		(14,169)						(14,169)
Bonuses paid to directors and corporate auditors from appropriation of surplus			(90)		(90)						(90)
Net income			70,527		70,527						70,527
Purchase of treasury stock				(1,085)	(1,085)						(1,085)
Retirement of treasury stock		4		1,218	1,222						1,222
Net changes of items other than shareholders' equity during the period						(1,211)	13,285	12,074	301	1,014	13,389
Total changes of items during the period	-	4	42,644	132	42,781	(1,211)	13,285	12,074	301	1,014	56,170
Balance at the end of previous period	85,424	109,565	388,585	(10,033)	573,541	4,649	(13,659)	(9,010)	301	9,917	574,751

Dividends and Bonuses paid to directors and corporate auditors from appropriation of surplus was resolved at annual shareholders meeting on 29 June, 2006.

Consolidated Statements of Cash Flows

Millions of yen

	FY2006 Apr '06 - Mar '07	FY2005 Apr '05 - Mar '06
Operating activities:		
Income before income taxes and minority interests	117,127	116,908
Adjustments for:		
Depreciation and amortization	92,171	60,758
Loss on impairment of long-lived assets	1,245	233
Loss on sales or disposals of property, plant and equipment, net	2,089	2,320
Interest and dividend income	(2,297)	(1,254)
Interest expense	5,032	1,396
Unrealized foreign currency exchange (gain) loss	(1,256)	494
Equity in (earnings) losses of non-consolidated subsidiaries and affiliates	703	593
Change in trade receivables	(24,308)	618
Change in inventories	(3,189)	(4,592)
Change in prepaid pension cost	(10,163)	(8,467)
Change in trade payables	11,315	(1,759)
Change in liability for retirement benefits	1,219	(6,614)
Other, net	19,034	(2,658)
Sub-total	208,725	157,976
Interest and cash dividends received	3,100	3,379
Interest paid	(4,578)	(1,428)
Income taxes paid	(42,269)	(42,634)
Net cash provided by operating activities	**164,977**	**117,292**
Investing activities:		
Purchase of marketable securities	-	(2,999)
Proceeds from the redemption of marketable securities	-	8,999
Purchase of property, plant and equipment	(49,588)	(49,528)
Proceeds from sales of property, plant and equipment	2,078	1,482
Increase in intangible assets	(15,881)	(151,660)
Purchase of investment securities	(1,638)	(36)
Proceeds form the redemption and sales of investment securities	11	9,300
Payments for acquisition of stocks of newly consolidated subsidiaries	-	(293,034)
Payments for long-term prepaid expenses	(6,283)	-
Change in short-term loans, net	11,928	-
Payments for long-term loans	(1,550)	(897)
Other, net	(2,302)	(1,160)
Net cash used in investing activities	**(63,227)**	**(479,535)**
Financing activities:		
Change in short-term debt, net	(146,728)	146,683
Proceeds from long-term loans	30,638	240,245
Repayments of long-term loans	(38,228)	(547)
Proceeds from bond	99,676	-
Purchase of treasury stock	(1,085)	(6,056)
Payments of cash dividends	(27,806)	(23,980)
Payments of cash dividends to minority shareholders	(1,339)	(592)
Other, net	1,208	970
Net cash provided by (used in) financing activities	**(83,665)**	**356,721**
Translation adjustments on cash and cash equivalents	**2,542**	**2,727**
Net increase (decrease) in cash and cash equivalents	**20,627**	**(2,794)**
Cash and cash equivalents, beginning of year	**67,527**	**70,409**
Cash and cash equivalents of newly consolidated subsidiaries, increase	**-**	**760**
Cash and cash equivalents due to exclusion of previously consolidated subsidiaries, decrease	**-**	**(848)**
Cash and cash equivalents, end of period	**88,154**	**67,527**

Segment Information by Business

Millions of yen

FY2006 Apr '06 - Mar '07	**Consumer Products**	**Prestige Cosmetics**	**Chemical Products**	**Total**	**Corporate/ Eliminations**	**Consolidated**
Net sales						
Sales to customers	744,747	292,663	194,396	1,231,808	-	1,231,808
Intersegment sales	-	-	29,212	29,212	(29,212)	-
Total	**744,747**	**292,663**	**223,609**	**1,261,020**	**(29,212)**	**1,231,808**
Operating expenses	**645,817**	**265,351**	**202,429**	**1,113,598**	**(29,443)**	**1,084,155**
Operating income before amortization related to Kanebo Cosmetics	**98,930**	**27,311**	**21,180**	**147,421**	**231**	**147,653**
Amortization related to Kanebo Cosmetics	-	26,794	-	26,794	-	26,794
Operating income	**98,930**	**516**	**21,180**	**120,627**	**231**	**120,858**
% to sales	13.3	0.2	9.5	9.6	-	9.8
Total Assets	**439,985**	**563,715**	**210,782**	**1,214,483**	**33,314**	**1,247,797**
Depreciation and amortization	**42,017**	**37,072**	**13,081**	**92,171**	**-**	**92,171**
Loss on impairment of long-lived assets	**1,108**	**-**	**137**	**1,245**	**-**	**1,245**
Capital expenditure	**23,541**	**28,395**	**18,206**	**70,143**	**-**	**70,143**

(*) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights and goodwill in the year ended March 31, 2007.

FY2005 Apr '05 - Mar '06	**Consumer Products**	**Prestige Cosmetics**	**Chemical Products**	**Total**	**Corporate/ Eliminations**	**Consolidated**
Net sales						
Sales to customers	704,033	85,246	181,949	971,230	-	971,230
Intersegment sales	-	-	26,941	26,941	(26,941)	-
Total	**704,033**	**85,246**	**208,890**	**998,171**	**(26,941)**	**971,230**
Operating expenses	**611,334**	**77,473**	**186,861**	**875,668**	**(27,174)**	**848,493**
Operating income before amortization related to Kanebo Cosmetics	**92,699**	**7,773**	**22,029**	**122,502**	**233**	**122,736**
Amortization related to Kanebo Cosmetics	-	2,601	-	2,601	-	2,601
Operating income	**92,699**	**5,171**	**22,029**	**119,901**	**233**	**120,134**
% to sales	13.2	6.1	10.5	12.0	-	12.4
Total Assets	**436,320**	**573,398**	**191,629**	**1,201,348**	**19,215**	**1,220,564**
Depreciation and amortization	**42,552**	**6,449**	**11,755**	**60,758**	**-**	**60,758**
Loss on impairment of long-lived assets	**233**	**-**	**-**	**233**	**-**	**233**
Capital expenditure	**24,939**	**154,127**	**24,528**	**203,595**	**-**	**203,595**

(*) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights in the year ended March 31, 2006.

Consolidated Segment Information by Geography

Millions of yen

FY2006
Apr '06 - Mar '07

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	906,790	99,737	106,246	119,033	1,231,808	-	1,231,808
Intersegment sales	17,405	26,252	484	16,883	61,026	(61,026)	-
Total	**924,196**	**125,989**	**106,730**	**135,917**	**1,292,834**	**(61,026)**	**1,231,808**
Operating expenses	**821,973**	**123,421**	**98,976**	**127,230**	**1,171,602**	**(60,652)**	**1,110,949**
Operating income	**102,222**	**2,567**	**7,754**	**8,687**	**121,232**	**(374)**	**120,858**
% to sales	11.1	2.0	7.3	6.4	9.4	-	9.8
Assets	**908,196**	**122,118**	**86,293**	**144,360**	**1,260,968**	**(13,171)**	**1,247,797**

FY2005
Apr '05 - Mar '06

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	697,484	84,468	93,738	95,537	971,230	-	971,230
Intersegment sales	10,571	26,429	1,428	13,947	52,377	(52,377)	-
Total	**708,056**	**110,898**	**95,167**	**109,485**	**1,023,607**	**(52,377)**	**971,230**
Operating expenses	**606,402**	**105,054**	**88,388**	**101,962**	**901,807**	**(50,712)**	**851,095**
Operating income	**101,653**	**5,844**	**6,778**	**7,522**	**121,799**	(1,664)	**120,134**
% to sales	14.4	5.3	7.1	6.9	11.9	-	12.4
Assets	**934,184**	**107,509**	**75,471**	**127,499**	**1,244,665**	**(24,101)**	**1,220,564**

Sales to Foreign Customers

Millions of yen

FY2006 Apr '06 - Mar '07	Asia/Oceania	North America	Europe	Total
Total overseas sales	112,274	108,684	114,557	335,516
Consolidated net sales				1,231,808
Percentage of overseas sales to consolidated net sales	9.1%	8.8%	9.3%	27.2%

FY2005 Apr '05 - Mar '06	Asia/Oceania	North America	Europe	Total
Total overseas sales	92,711	94,356	93,139	280,207
Consolidated net sales				971,230
Percentage of overseas sales to consolidated net sales	9.5%	9.7%	9.6%	28.9%

Sales Composition

Millions of yen

	FY2006 Apr '06 - Mar '07	FY2005 Apr '05 - Mar '06	Growth %
Consumer Products			
Personal Care	194,636	187,896	3.6
Fabric and Home Care	243,818	237,551	2.6
Feminine Care, Baby Care and Others	123,900	113,630	9.0
Total Japan	562,354	539,078	4.3
Asia and Oceania	66,168	57,188	15.7
North America and Europe	124,820	115,329	8.2
Eliminations	(8,595)	(7,563)	-
Total	**744,747**	**704,033**	**5.8**
Prestige Cosmetics	**292,663**	**85,246**	**243.3**
Chemical Products			
Japan	116,933	114,522	2.1
Asia	55,830	53,596	4.2
North America and Europe	82,935	72,196	14.9
Eliminations	(32,089)	(31,424)	-
Total	**223,609**	**208,890**	**7.0**
Total before Eliminations	**1,261,020**	**998,171**	**26.3**
Eliminations	(29,212)	(26,941)	-
Consolidated Net Sales	**1,231,808**	**971,230**	**26.8**

Exhibit B-1

平成１９年５月２１日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

定款一部変更に関するお知らせ

当社は、本日開催の取締役会において、「定款一部変更の件」を平成１９年６月２８日開催予定の第１０１期定時株主総会に付議することを決議いたしましたので、お知らせいたします。

記

１．定款変更の目的

当社子会社が行う労働者派遣事業に対応するため、現行定款第２条の事業目的を追加し、これに伴い、必要な号数変更を行うものであります。

２．定款変更の内容

変更の内容は別紙のとおりであります。

３．日程

定款変更のための株主総会開催予定日	平成１９年６月２８日（木曜日）
定款変更の効力発生日	平成１９年６月２８日（木曜日）

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

別紙

変更の内容

変更の内容は次のとおりであります。

（下線部は変更箇所を示しております。）

現行定款（抜粋）	変更案
〔目的〕 第２条　当会社は下記の業務を営むことを目的とする。	〔目的〕 第２条　当会社は下記の業務を営むことを目的とする。
１．下記の製品の製造及び販売	１．（現行どおり）
(1) 石けん、シャンプー、歯みがき及び入浴剤等のパーソナルケア製品	(1) （現行どおり）
(2) クリーム、口紅及びファンデーション等の化粧品	(2) （現行どおり）
(3) 洗剤、漂白剤、柔軟剤、糊剤及び掃除用具等のハウスホールド製品	(3) （現行どおり）
(4) 生理用品及び紙おむつ等のサニタリー製品	(4) （現行どおり）
(5) 食品、食品添加物及び飲料	(5) （現行どおり）
(6) 紙類、包装資材、日用雑貨品及び衣料品	(6) （現行どおり）
(7) ペットフード及びペットケア用品	(7) （現行どおり）
(8) 医薬品、医薬部外品、医療機器、動物用医薬品、動物用医薬部外品、農薬、肥料、飼料、試薬品及び化学薬品	(8) （現行どおり）
(9) 油脂、油脂誘導体、界面活性剤、高分子化合物、酵素及び香料等の化学製品	(9) （現行どおり）
(10) 情報電子機器及び家庭用電器製品	(10) （現行どおり）
２．情報システムの開発及び販売並びに情報処理及び情報通信に関するサービス	２．（現行どおり）
３．出版物の刊行及び情報提供サービス	３．（現行どおり）
４．ヘアサロン、エステティックサロン及びスパ等の経営及びこれらに関するサービス	４．（現行どおり）
５．一般貨物自動車運送業、貨物利用運送業及び倉庫業	５．（現行どおり）
６．不動産の売買、賃貸及び管理、保険代理業並びに旅行業	６．（現行どおり）
７．研修所及び宿泊施設の運営	７．（現行どおり）
（新　設）	８．労働者派遣事業
８．当会社及び当会社関係会社から発生する不要品の処理	９．（現行第８号どおり）
９．前各号の事業に附帯する装置、システム及びソフトウェアの設計及び製作並びにその技術の販売及び指導	10．（現行第９号どおり）
10．前各号の原料、製品及び副産物の輸出入	11．（現行第10号どおり）
11．前各号に附帯または関連する一切の事業	12．（現行第11号どおり）

以　上

Exhibit B-2

平成19年5月21日

各 位

会社名 花王株式会社
代表者名 代表取締役 社長執行役員
尾崎元規
（コード番号 4452 東証第一部）

投資単位の引下げに関する考え方及び方針について

当社は、株式市場において適正な株価が形成されるためには、株式の十分な流動性と多くの投資家の市場への参加が必要であり、投資単位の引下げは、それに資するものと考えております。当社株式の投資単位は金額的には東京証券取引所の上場企業の中でも相当上位にあるものの、投資単位の引下げは相当のコスト負担が株主に及ぶこと、当社の株式の東京証券取引所における流動性は継続して比較的上位で推移してきたものと認識しており、平成 19 年3月末の当社株主数は、約4万1千人、そのうち個人株主数は、約3万9千人と多くの皆様に保有していただいていること、及び上場株式の多様な売買単位についての集約の議論が継続していたことから、投資単位の引下げは見送ってまいりました。

しかしながら、「上場有価証券の発行者の会社情報の適時開示等に関する規則」において定められた望ましい投資単位の水準、本年3月に公表された東京証券取引所の上場制度整備懇談会中間報告において目標とすることが望ましいとされている売買単位、個人株主の動向等も勘案し、株券電子化制度への移行（平成 21 年1月予定）後に実施することを検討しております。

以 上

本件についてのお問い合せ先：
花王株式会社 広報部 電話 03-3660-7041～7042

Exhibit B-3

証券コード　4452
平成19年５月31日

株　主　各　位

東京都中央区日本橋茅場町一丁目14番10号
花　王　株　式　会　社
代表取締役
社長執行役員　尾　﨑　元　規

第101期定時株主総会招集ご通知

拝啓　ますますご清祥のこととお慶び申しあげます。

さて、当社第101期定時株主総会を下記のとおり開催いたしますので、ご出席下さいますようお願い申しあげます。

なお、当日ご出席願えない場合は、お手数ながら後記「株主総会参考書類」をご検討いただき、**書面または電磁的方法（インターネット等）により議決権を行使することができますので、63頁のご案内に従って、平成19年６月27日（水曜日）午後５時までに議決権を行使下さいますよう**お願い申しあげます。

また、重複して議決権を行使された場合は最後に到着したものを、書面と電磁的方法による議決権行使が同日に到着した場合は電磁的方法による議決権行使を、それぞれ有効な議決権行使としてお取り扱いいたします。

敬　具

記

１．日　　　時　平成19年６月28日（木曜日）午前10時

２．場　　　所　東京都墨田区文花二丁目１番３号
当社　すみだ事業場内　セミナーハウス
（末尾の会場案内図をご参照下さい。）

お願い　総会当日ご出席の際は、お手数ながら同封の議決権行使書用紙を会場受付にご提出下さい。

３．**会議の目的事項**

報 告 事 項　１．第101期（平成18年４月１日から平成19年３月31日まで）事業報告、連結計算書類及び計算書類の内容報告の件

２．会計監査人及び監査役会の連結計算書類監査結果報告の件

第 １ 号 議 案　剰余金の処分の件

第 ２ 号 議 案　定款一部変更の件

第 ３ 号 議 案　監査役１名選任の件

第 ４ 号 議 案　補欠の監査役１名選任の件

第 ５ 号 議 案　ストックオプションとして発行する新株予約権の募集事項の決定を取締役会に委任する件

第 ６ 号 議 案　取締役の報酬等の額改定の件

（上記の全議案の内容は、後記54頁から62頁に記載のとおりであります。）

以　上

事業報告、連結計算書類及び計算書類並びに株主総会参考書類に修正が生じた場合には、当社ホームページ（http://www.kao.co.jp/）においてお知らせいたします。

添　付　書　類

事　業　報　告

〔平成18年４月１日から
平成19年３月31日まで〕

Ⅰ　企業集団の現況に関する事項

1．事業の経過及びその成果

当期のわが国の経済は、個人消費は横ばいに推移しているものの、企業収益の改善や民間設備投資の増加などから、景気は緩やかな回復基調で推移しました。また、海外におきましても、米国やアジアで景気は拡大し、欧州では着実な回復傾向となりました。

家庭用製品の市場は、国内においてようやく販売価格の低下に歯止めがかかる兆しが見え始めましたが、海外では、激しい市場競争が続きました。工業用製品の市場は、国内外で景気が緩やかに回復している中で、世界的に原材料価格の上昇の影響を受けました。

このような市場環境の下、当社グループは、引き続きグローバルで長期的な成長戦略に則った事業活動を積極的に推進し、企業価値の増大に努めました。家庭用製品事業では、少子高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、消費者の商品選択や購買意識の変化、またこれらの変化に伴う流通の変化に対応して、“消費者起点”に立った高付加価値商品の創造・提供に努めました。化粧品事業では、既存の事業に加えて、前期に新たに当社グループに加わったプレステージブランドを有する英国のモルトン・ブラウン社と株式会社カネボウ化粧品とともに、グローバルに事業の発展・強化を図るための基盤作りを行いました。工業用製品事業では、製品特長で優位性を生かせる分野に注力する一方、継続して新規事業の育成や高付加価値製品の開発に努めました。なお、需要の増加や一層のグローバル展開に対応するためにフィリピンで油脂アルコールの生産設備の増強工事を進めていましたが、昨年12月に稼動しました。

以上の結果、当期の業績は、売上高及び営業利益は前期を上回りましたが、経常利益及び当期純利益は前期を下回りました。

売上高は１兆2,318億円（前期比 126.8%）となりました。高付加価値製品の発売などを通じて積極的に事業展開を進めたこと及びモルトン・ブラウン社や株式会社カネボウ化粧品の寄与により、伸長しました。

営業利益は 1,208億円（前期比 100.6%）となりました。原材料価格の上昇の影響や株式会社カネボウ化粧品が当社グループに加わったことによるのれんの償却費及び同社から取得した商標権等の知的財産権の償却費の負担などを、売り上げの増加やコストダウンなどにより吸収し、増益となりました。

経常利益は 1,201億円（前期比 98.5%）となりました。営業外損益は、純額で前期の18億円の収益から、６億円の損失に転じました。これは、主に借入金や社債などの有利子負債が増えたことによる支払利息などの増加によるものです。

特別損益では、固定資産の除売却損及び海外子会社での生産設備の一部についての減損損失を計上しました。

当期純利益は 705億円（前期比 99.1%）となりました。税効果会計ルールにより、過去に計上した繰延税金資産の一部を取り崩し、税金費用として計上した影響がありました。この結果、１株当たり当期純利益は 129.41円（前期比 99.1%）、ＲＯＥ（自己資本当期純利益率）は 1.8ポイント減少し 13.1%となりました。

連結業績

区　分	売上高（億円）	営業利益（億円）	経常利益（億円）	当期純利益（億円）	１株当たり当期純利益
平成19年３月期	12,318	1,208	1,201	705	129円41銭
平成18年３月期	9,712	1,201	1,219	711	130円58銭
前期比	126.8%	100.6%	98.5%	99.1%	99.1%

単独業績

区　分	売上高（億円）	営業利益（億円）	経常利益（億円）	当期純利益（億円）	１株当たり当期純利益
平成19年３月期	7,095	786	849	576	105円68銭
平成18年３月期	6,885	905	1,001	641	117円61銭
前期比	103.0%	86.8%	84.8%	89.9%	89.9%

以下、事業別に概況をご説明いたします。

【家庭用製品事業】
家庭用製品の売上高は 7,447億円（前期比 105.8%）となりました。国内事業は、前期比 4.3%の増加となり、またアジアにおいても回復傾向が続き、欧米も順調に伸長しました。営業利益は、国内では原材料価格の上昇の影響を受けましたが、好調な売り上げやコストダウンなどにより増加しました。また、アジアでは販売価格の低下や原材料価格の上昇などの影響を受けましたが、欧米では増加したことから、989億円（前期比 106.7%）となりました。

①日本
市場は、販売価格の下落傾向に歯止めがかかる兆しが見え始めました。また販売チャネルでは、ドラッグストアが伸長しました。こうした中で、当社グループは、商品の高付加価値化による“利益ある成長”をめざして、“機能価値”に加えて“情緒価値”を高めた高付加価値商品の発売や基幹ブランドの一層の強化と育成に努めました。さらに、店頭において商品の特徴や関連する情報を的確にお伝えするため、マーケティングと販売が一体となった活動を引き続き積極的に進めました。利益面は、原材料価格の上昇の影響を受けたものの、販売数量の増加やコストダウン活動、費用の効率化などに努めた結果、増加しました。

パーソナルケア製品の売上高は 1,946億円（前期比 103.6%）となりました。市場は成熟していますが、商品の高付加価値化が進んでいるシャンプー・リンスやヘアスタイリング剤などの商品では、販売価格が上昇してきました。
このような中で、スキンケア製品では大きく売り上げを伸ばしました。洗顔料の「ビオレ　マシュマロホイップ」が好調に推移し、全身洗浄料の「ビオレｕ」が新しい香りの商品を発売したことなどにより市場シェアを拡大しました。ヘアケア製品では、“新・家族　シャンプー”のコンセプトの「メリット」や、全面的な改良を行った「エッセンシャル　ダメージケア」が好調に推移しましたが、競争の激化により全体の売り上げは伸び悩みました。オーラルケア製品では、清浄で健康な口内環境に整える歯みがきの「薬用ピュオーラ」を洗口液とともに発売し、消費者の高いご支持を得て売り上げを伸ばしました。

ハウスホールド製品の売上高は 2,438億円（前期比 102.6%）となりました。市場においては、販売価格の下げ止まりの傾向が見えてきております。また、社会の変化の中で、消費者は家事について新しい意識を持ち始め、商品に対するニーズも多様化しています。

このような中で、当社グループは、基幹ブランドの高付加価値化による強化に取り組みました。衣料用洗剤では、「アタック」を、多くの衣類を洗っても高い洗浄力を発揮するよう改良しました。また、漂白成分と柔軟成分を配合した「アタック　ＡＬＬin」を発売し、効率よく洗濯を済ませたいというニーズを持つ消費者のご支持を得ました。柔軟仕上剤は、「ハミングフレア　リラックスハーブの香り」や「ハミングフレア　ふわっと花咲くエッセンス」の発売により、好調に推移しました。食器用洗剤では、すすいだ瞬間に汚れ落ちを実感できる「ファミリー　キュキュット」の、クエン酸を配合した食器洗い乾燥機専用品の寄与もあり、売り上げが伸長しました。

サニタリーほか製品の売上高は 1,239億円（前期比 109.0%）となりました。少子高齢化などの社会構造の変化や消費者の健康意識の高まりなどが進んでいますが、激しい市場競争の結果、一部の商品では販売価格の下落傾向が続きました。

このような中で、生理用品では、肌ストレスを軽減する「ロリエ　エフ」が、着実に消費者のご支持を得ており、商品ラインを充実させて、売り上げを伸ばしました。また、子供用紙おむつは、ブランド価値の増大を図るため、より肌へのやさしさ及びあてやすさを追求して高付加価値化を図りました。その結果、売り上げは伸長しました。大人用紙おむつは、パンツタイプとテープタイプの２つの機能を持った「リリーフ　リハビリスタートパンツ」の発売もあり、好調に推移しました。

ヘルスケア製品では、健康機能油の「エコナ」関連製品は、市場での競争激化の影響を受けました。健康機能性飲料の「ヘルシア」は、爽やかなグレープフルーツ味の「ヘルシアウォーター」を発売して、売り上げを伸ばしました。

②アジア

市場が成長している中で、消費者のニーズの変化やグローバル流通チェーンの進出も続いており、市場構造が大きく変化しています。また、競合各社との激しい競争も続いています。このような中で、当社グループは、日本を含めたアジア一体運営の構築に取り組み、また、現地の消費者や市場の実態に合わせた付加価値の高い商品を提供することに努めました。プレミアムヘアケアブランドの「アジエンス」については、台湾及び香港に続きシンガポールにおいても発売し、また、商品ラインを美容液やヘアマスクにも拡大して売り上げを伸ばしました。生理用品では、「ロリエ　エフ」が香港及びシンガポールにおいて日本と同様に肌ストレスに敏感な消費者のご支持を得て好調に推移しました。また、タイでは現地の洗濯実態に合わせた衣料用洗剤の「アタック　イージー」が好調に推移しました。

以上の結果、売上高は 661億円（前期比 115.7%）となりました。なお、為替変動の影響を除く実質的な伸長率は、前期比 106.8%となりました。

③欧米

当社グループは、パーソナルケア製品事業を展開している欧米において、商品の高付加価値化を図ってきました。米国の花王ブランズ社では、競争が一段と激しくなる中、スキンケアブランドの「ジャーゲンズ」で、高い保湿機能に加え、健康的な小麦色へと肌色を徐々に変える「ナチュラル　グロー」に、従来のボディー用のほか、フェイス用を追加して、売り上げを伸ばしました。ヘアケア製品では、プレミアムブランドの「ジョン・フリーダ」で、「フリッズイーズ」のシャンプー・コンディショナーの商品ラインを充実させ、売り上げを牽引しました。また、ＫＰＳＳ－花王プロフェッショナル・サロン・サービシーズ社では、美容室専用のプレミアムブランドの「ＫＭＳ」を大幅にリニューアルし、売り上げを伸ばしました。

以上の結果、売上高は 1,248億円（前期比 108.2%）となりました。なお、為替変動の影響を除く実質的な伸長率は、前期比 102.4%となりました。

【化粧品事業】

化粧品の売上高は、モルトン・ブラウン社や株式会社カネボウ化粧品の寄与などにより、2,926億円（前期比 343.3%）となりました。消費者の価値観や美意識、販売チャネルの変化が進む中、国内市場は横ばいの状況が続いています。このような中で、当社グループは、ブランド価値の向上をめざして、変化に対応した商品力及び販売力の強化に取り組みました。「カネボウ化粧品」は、百貨店専用の高級プレステージブランドの「インプレス」、薬用美白美容液の「ブランシール　ホワイトニングコンクルージョン」及びメイクシリーズの「ＫＡＴＥ」が好調に推移しました。「ソフィーナ」ではスキンケアブランドの「ＨＡＤＡ・ＫＡ」を発売し、また、ドラッグストアチャネル専用スキンケアシリーズの「フィトマックス」を発売するなど、市場の活性化を図りました。また「モルトン・ブラウン」は、新製品の追加と販売地域の拡大もあり、大きく売り上げを伸ばしました。営業利益は、カネボウ化粧品関連の商標権等の知的財産権及びのれんの償却費等の影響を受けたため、前期に対して46億円減少し、５億円となりました。なお、カネボウ化粧品関連償却費控除前営業利益は前期を 195億円上回り、273億円となりました。

【工業用製品事業】

工業用製品の売上高は 2,236億円（前期比 107.0%）となりました。なお、為替変動の影響を除く実質伸長率は、前期比 103.6%となりました。

国内においては、企業収益の改善や設備投資の増加が見られるなど、景気は

引き続き回復基調ですが、原油価格の変動によるコストアップが対象業界に大きな影響を与えており、先行きの不透明感が高まりました。このような中で、当社グループは、コア事業である油脂、機能材料及びスペシャルティケミカルズでグローバル体制の強化を図り、事業拡大に努めました。営業利益は、原材料価格の上昇の影響などにより、211億円（前期比 96.1%）となりました。

①日本

機能材料では、樹脂関連の添加剤やコンクリート用高性能減水剤が堅調に推移しましたが、油脂では、ほぼ横ばいに推移しました。顧客に密着して高付加価値化を提案しているスペシャルティケミカルズでは、ハードディスク用研磨剤が大きく伸長し、電子部品洗浄剤なども、製品特長が顧客の評価を獲得して伸長しました。トナー・トナーバインダー及びインクジェットプリンターインク用色材は厳しい状況から回復しつつあります。

以上の結果、売上高は 1,169億円（前期比 102.1%）となりました。

②アジア

高い経済成長を続ける中国で売り上げが増加し、また台湾では液晶産業の成長などに伴い、売り上げを伸ばしました。一方、マレーシア及びフィリピンで製造している油脂アルコールは、当社の独自技術による品質の高さが評価されており、グローバルな拡売に努めましたが、市況の軟化により伸び悩みました。なお、フィリピンで油脂アルコールの生産設備の増強工事を進めていましたが、昨年12月に稼動しました。

以上の結果、売上高は 558億円（前期比 104.2%）となりました。なお、為替変動の影響を除く実質的な伸長率は、前期比 96.4%になります。

③欧米

トナー・トナーバインダーは、日本、米国及び欧州の三極の市場伸長に対応した積極的な設備投資を実施し、好調に推移しました。ドイツでは、コンクリート用高性能減水剤や油脂アミンが製品特長を評価され、売り上げを伸ばしました。スペインでは、香料が好調に推移しました。

以上の結果、売上高は 829億円（前期比 114.9%）となりました。なお、為替変動の影響を除く実質的な伸長率は、前期比 108.2%となりました。

事業別売上高

区　分	家庭用製品（億円）	化粧品（億円）	工業用製品（億円）	小計（億円）	消去（億円）	連結計（億円）
平成19年３月期	7,447	2,926	2,236	12,610	△292	12,318
平成18年３月期	7,040	852	2,088	9,981	△269	9,712
前　期　比	105.8%	343.3%	107.0%	126.3%	－	126.8%

２．設備投資の状況

当期の設備投資等の金額は 701億円となりました。

家庭用製品事業では、国内で、新製品及び改良品の対応や生産能力の増強、物流拠点の整備及び情報システムの再構築などを行い、海外で、新製品及び改良品の対応や生産能力の増強などを行いました。化粧品事業では、店頭での什器などを充実させました。工業用製品事業では、事業拡大に対応するための生産能力の増強や一層のグローバル展開のための投資を行いました。特にフィリピンでは、油脂アルコールの需要増加に対応するために、プラントの能力を増強し、昨年12月に稼動させました。また、標準化された情報システムの導入がアジアに加え、欧米においても完了し、グローバルな事業の一体運営を行うための情報システムの体制が整いました。

３．資金調達の状況

設備投資に必要な資金は自己資金を充当しましたが、海外子会社の一部におきましては、金融機関などから運転資金の借り入れを行っています。

昨年１月末に、株式会社カネボウ化粧品の株式及び株式会社カネボウ化粧品が保有していた商標権等の知的財産権の取得のために金融機関から 4,200億円を借り入れました。当期は、この借入金の借り換え資金に充当させるために、金融機関から長期ローンを組み、また平成18年８月11日付第１回無担保社債500億円（発行年限５年）及び第２回無担保社債 500億円（発行年限７年）を発行いたしました。

4．対処すべき課題

市場環境の変化や、原材料価格の上昇など、事業環境が厳しさを増している中で、当社グループの収益構造も大きく変化し、売り上げが伸びても利益の伸びに結びつけることが難しくなっています。

こうした中で、当社グループは、「商品の高付加価値化による“利益ある成長”の達成」を図るために、基盤技術や生産技術など研究開発面での一層の充実を図ります。また、マーケティング環境の変化、特に消費者の価値観や商品ニーズの変化への対応として“機能価値”に加えて“情緒価値”を高めた高付加価値商品の創造・提供に今後も努めてまいります。

また、グローバルな成長の加速という観点から、成長が著しいアジア各国でのコンシューマープロダクツ事業について、日本と現地が一体となって現地の消費者や市場の実態を一層把握することに努め、“消費者起点”、“現場主義”を基本として当社グループの総力を結集して、“よきモノづくり”を実現してまいります。

厳しい環境の中にあっても、当社グループは、メーカーの原点である“消費者起点”に立った“よきモノづくり”を通して、“お客さまと共に感動する会社”をめざしながら“利益ある成長”を実現し、企業価値のさらなる増大を図ってまいります。

また、こうした企業活動の根底をなす企業理念として、当社の企業文化、企業精神を明示化した「花王ウェイ」を、当社グループ全員で共有し、実践しております。さらに、企業の社会的責任（コーポレート・ソーシャル・レスポンシビリティ：ＣＳＲ）の視点に立って、高い倫理性に基づいた誠実な行動に努めるとともに、環境保全や省資源にも配慮した活動を行って、社会の持続的な発展に貢献してまいります。

株主の皆様におかれましては、当社グループの経営活動に引き続きご理解をいただき、一層のご支援を賜りますようお願い申しあげます。

5．財産及び損益の状況

区　　　分	平成16年３月期	平成17年３月期	平成18年３月期	平成19年３月期（当　期）
売　上　高（百万円）	902,627	936,851	971,230	1,231,808
営業利益（百万円）	119,705	121,379	120,134	120,858
経常利益（百万円）	122,651	125,345	121,956	120,176
当期純利益（百万円）	65,358	72,180	71,140	70,527
１株当たり当期純利益	119円06銭	131円16銭	130円58銭	129円41銭
総　資　産（百万円）	723,891	688,973	1,220,564	1,247,797
純　資　産（百万円）	427,756	448,249	509,676	574,751

（注）１．平成16年３月期、平成17年３月期及び平成18年３月期の純資産には、少数株主持分を含めておりません。

２．平成18年３月期は、株式会社カネボウ化粧品の株式取得時点の貸借対照表を連結したことなどにより、総資産は大幅に増加しました。

３．平成19年３月期は、３頁から９頁に記載の「Ⅰ　企業集団の現況に関する事項　１．事業の経過及びその成果」のとおりであります。

6．主要な事業内容（平成19年３月31日現在）

事業区分	主要製品
家庭用製品	〔パーソナルケア製品〕 化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	〔ハウスホールド製品〕 衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品
	〔サニタリーほか製品〕 生理用品、紙おむつ、食用油、飲料
化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

7．重要な子会社及び関連会社の状況（平成19年３月31日現在）

会社名	資本金	議決権比率	主要な事業内容
花王販売株式会社	1,729百万円	100%	家庭用製品の販売
株式会社カネボウ化粧品	7,500百万円	100	化粧品の製造販売
カネボウ化粧品販売株式会社	100百万円	100	化粧品の販売
花王化粧品販売株式会社	100百万円	100	化粧品の販売
花王（中国）投資有限公司	704百万人民元	100	中華人民共和国における家庭用製品関係会社の統轄及び化粧品の販売
泰国花王実業株式会社	2,000百万バーツ	100	家庭用製品及び工業用製品の製造販売
ファティ ケミカル（マレーシア）スンダリアン ベルハット	120百万マレーシアドル	70	工業用油脂製品の製造販売
花王ブランズ カンパニー	1米ドル	100	パーソナルケア製品の製造販売
花王スペシャルティーズ アメリカズ エルエルシー	1米ドル	100	工業用製品の製造販売
ケイピーエスエス－花王プロフェッショナル サロン サービシーズ ゲーエムベーハー	109百万ユーロ	100	理美容サロン向けパーソナルケア製品の製造販売
花王ケミカルズ ヨーロッパ エスエル	104百万ユーロ	100	欧州における工業用製品関係会社の統轄
花王ケミカルズ ゲーエムベーハー	9百万ユーロ	100	工業用製品の製造販売
花王コーポレーション エスエイ	56百万ユーロ	100	工業用製品の製造販売
ニベア花王株式会社	200百万円	40	パーソナルケア製品の製造販売

（注）１．花王販売株式会社は、平成19年４月１日をもって花王化粧品販売株式会社を吸収合併すると同時に商号変更し、花王カスタマーマーケティング株式会社（資本金1,829百万円、議決権比率 100%）となりました。

２．ニベア花王株式会社は持分法適用関連会社であります。

３．上記の議決権比率は、子会社が保有する議決権との合計であります。

8．主要な事業所（平成19年３月31日現在）

(1) 当社

名称	所在地	名称	所在地
茅場町事業場(本店)	東京都中央区	栃木工場	栃木県芳賀郡市貝町
すみだ事業場	東京都墨田区	鹿島工場	茨城県神栖市
大阪事業場	大阪府大阪市西区	豊橋工場	愛知県豊橋市
和歌山工場	和歌山県和歌山市	和歌山研究所	和歌山県和歌山市
東京工場	東京都墨田区	東京研究所	東京都墨田区
酒田工場	山形県酒田市	栃木研究所	栃木県芳賀郡市貝町
川崎工場	神奈川県川崎市川崎区		

(2) 子会社

①国内

会社名	所在地	事業区分
花王販売株式会社	東京都中央区（本店） ほか７支社	家庭用製品
株式会社カネボウ化粧品	東京都港区（本店） 小田原工場ほか３研究所	化粧品
カネボウ化粧品販売株式会社	東京都港区（本店） ほか８地区本部	化粧品
花王化粧品販売株式会社	東京都中央区（本店） ほか８支社	化粧品

②海外

会社名	所在地	事業区分
花王（中国）投資有限公司	中華人民共和国	家庭用製品及び化粧品
泰国花王実業株式会社	タイ国	家庭用製品及び工業用製品
ファティ ケミカル(マレーシア)スンダリアン ベルハット	マレーシア国	工業用製品
花王ブランズ カンパニー	アメリカ合衆国	家庭用製品
花王スペシャルティーズ アメリカズ エルエルシー	アメリカ合衆国	工業用製品
ケイピーエスエスー花王プロフェッショナル サロン サービシーズ ゲーエムベーハー	ドイツ国	家庭用製品
花王ケミカルズ ヨーロッパ エスエル	スペイン国	工業用製品
花王ケミカルズ ゲーエムベーハー	ドイツ国	工業用製品
花王コーポレーション エスエイ	スペイン国	工業用製品

9．使用人の状況（平成19年３月31日現在）

事業区分	使用人の数
家庭用製品	名 12,012
化粧品	15,818
工業用製品	3,085
その他	1,260
合計	32,175

（注）使用人の数は前期末に比べ 2,267名増加しました。

10. 主要な借入先の状況（平成19年３月31日現在）

借入先	借入金残高
	百万円
株式会社三井住友銀行	54,780
日本生命保険相互会社	30,000
株式会社三菱東京ＵＦＪ銀行	25,730
株式会社みずほコーポレート銀行	22,780
第一生命保険相互会社	20,000

Ⅱ　当社の株式に関する事項（平成19年３月31日現在）

１．発行可能株式総数　　1,000,000,000株

２．発行済株式の総数　　549,443,701株

（注）発行済株式の総数には、自己株式 3,793,468株が含まれております。

３．株　主　数　　40,502名

４．大株主の状況（上位10名）

株主名	当社への出資状況	
	持株数	出資比率
	千株	%
日本トラスティ・サービス信託銀行株式会社(信託口)	25,542	4.64
ステート ストリート バンク アンド トラスト カンパニー 505103	24,266	4.41
モックスレイ・アンド・カンパニー	23,617	4.29
日本マスタートラスト信託銀行株式会社(信託口)	21,645	3.93
東京海上日動火災保険株式会社	17,402	3.16
全国共済農業協同組合連合会	16,642	3.02
日本生命保険相互会社	15,200	2.76
ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄﾞ ﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ	15,032	2.73
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	11,609	2.11
ﾒﾛﾝ ﾊﾞﾝｸ ｴﾇｴｰ ｱｽﾞ ｴｰｼﾞｪﾝﾄ ﾌｫｰ ｲｯﾂ ｸﾗｲｱﾝﾄ ﾒﾛﾝ ｵﾑﾆﾊﾞｽ ﾕｰｴｽ ﾍﾟﾝｼｮﾝ	11,223	2.04

（注）上記の株主の持株数には、信託業務または株式保管業務に係る株式数が含まれている場合があります。

Ⅲ　当社の新株予約権等に関する事項

1．当社役員が有する新株予約権等の状況（平成19年３月31日現在）

(1) 平成13年６月28日開催の第95期定時株主総会決議による旧商法第210条ノ２の規定に基づく自己株式を取得する方法によるストックオプションとしての株式譲渡請求権

目的となる株式の種類及び数		当社普通株式　42,000株
権利行使時の譲渡価額		１株当たり　3,275円
権利行使期間		平成15年７月28日から平成20年７月25日まで
保有状況	取締役（社外取締役を除く）	保有者数　２名 目的である株式の数　42,000株
	社外取締役	－
	監査役	－

(2) 平成14年６月27日開催の第96期定時株主総会決議による新株予約権

新株予約権の数		150個
新株予約権の目的となる株式の種類及び数		当社普通株式　150,000株
新株予約権の払込金額		無償
新株予約権の行使に際して出資される財産の価額		１株当たり　2,955円
新株予約権の行使可能期間		平成16年７月１日から平成21年６月30日まで
保有状況	取締役（社外取締役を除く）	保有者数　10名 保有数　150個 目的である株式の数　150,000株
	社外取締役	－
	監査役	－

(3) 平成15年６月27日開催の第97期定時株主総会決議による新株予約権

新株予約権の数		127個
新株予約権の目的となる株式の種類及び数		当社普通株式 127,000株
新株予約権の払込金額		無償
新株予約権の行使に際して出資される財産の価額		１株当たり 2,372円
新株予約権の行使可能期間		平成17年７月１日から平成22年６月30日まで
保有状況	取締役（社外取締役を除く）	保有者数 12名 保有数 127個 目的である株式の数 127,000株
	社外取締役	－
	監査役	－

(4) 平成16年６月29日開催の第98期定時株主総会決議による新株予約権

新株予約権の数		219個
新株予約権の目的となる株式の種類及び数		当社普通株式 219,000株
新株予約権の払込金額		無償
新株予約権の行使に際して出資される財産の価額		１株当たり 2,695円
新株予約権の行使可能期間		平成18年７月１日から平成23年６月30日まで
保有状況	取締役（社外取締役を除く）	保有者数 13名 保有数 210個 目的である株式の数 210,000株
	社外取締役	－
	監査役	保有者数 １名 保有数 ９個 目的である株式の数 9,000株

(注) 当社は当社監査役には新株予約権を割り当てておらず、上記監査役が保有する新株予約権は、当該監査役が当社使用人の地位にあった際に割り当てられたものであります。

(5) 平成17年６月29日開催の第99期定時株主総会決議による新株予約権

新株予約権の数		213個
新株予約権の目的となる株式の種類及び数		当社普通株式　213,000株
新株予約権の払込金額		無償
新株予約権の行使に際して出資される財産の価額		１株当たり　2,685円
新株予約権の行使可能期間		平成19年７月１日から平成24年６月29日まで
保有状況	取締役（社外取締役を除く）	保有者数　13名 保有数　213個 目的である株式の数　213,000株
	社外取締役	－
	監査役	－

(6) 平成18年８月25日開催の取締役会決議による新株予約権

新株予約権の数		26個
新株予約権の目的となる株式の種類及び数		当社普通株式　26,000株
新株予約権の払込金額		１個当たり　2,932,000円
新株予約権の行使に際して出資される財産の価額		１株当たり　１円
新株予約権の行使可能期間		平成20年７月１日から平成25年６月28日まで
保有状況	取締役（社外取締役を除く）	保有者数　13名 保有数　25個 目的である株式の数　25,000株
	社外取締役	保有者数　１名 保有数　１個 目的である株式の数　1,000株
	監査役	－

2．当期中に当社使用人等に交付した新株予約権等の状況

(1) 平成18年８月25日開催の取締役会決議による新株予約権

新株予約権の数		12個
新株予約権の目的となる株式の種類及び数		当社普通株式　12,000株
新株予約権の払込金額		１個当たり　2,932,000円
新株予約権の行使に際して出資される財産の価額		１株当たり　１円
新株予約権の行使可能期間		平成20年７月１日から平成25年６月28日まで
保有状況	当社使用人	保有者数　12名 保有数　12個 目的である株式の数　12,000株
	当社子会社の役員及び使用人	―

(注) 上記当社使用人は、当社取締役を兼務しない当社執行役員であります。

(2) 平成18年６月29日開催の第100期定時株主総会決議による新株予約権

新株予約権の数		437個
新株予約権の目的となる株式の種類及び数		当社普通株式　437,000株
新株予約権の払込金額		無償
新株予約権の行使に際して出資される財産の価額		１株当たり　3,211円
新株予約権の行使可能期間		平成20年７月１日から平成25年６月28日まで
保有状況	当社使用人	保有者数　79名 保有数　415個 目的である株式の数　415,000株
	当社子会社の役員及び使用人	保有者数　４名 保有数　22個 目的である株式の数　22,000株

Ⅳ　当社の会社役員に関する事項

1．取締役及び監査役の状況（平成19年３月31日現在）

地位	氏名	担当及び他の法人等の代表状況等 (社外役員の他の会社における業務執行者または社外役員の兼務状況を含む)
取締役会会長	後藤卓也	財団法人花王芸術・科学財団理事長
代表取締役 社長執行役員	尾﨑元規	
代表取締役 専務執行役員	星野敏雄	コーポレートスタッフ部門管掌、ＥＶＡ推進担当、ニベア花王株式会社代表取締役社長
取締役 常務執行役員	後藤卓雄	生産技術部門統括、環境・安全推進本部長、購買部門、品質保証本部、ＴＣＲ、ロジスティクス部門担当
取締役 常務執行役員	神田博至	家庭品事業部門担当、ＭＫ開発部門統括、花王プロフェッショナル・サービス株式会社担当
取締役 常務執行役員	髙木憲彦	家庭品国際事業本部長、花王ブランズ カンパニー取締役会長
取締役 常務執行役員	中川俊一	法務・コンプライアンス部門統括、コーポレートコミュニケーション部門統括、リスクマネジメント室、情報システム部門担当
取締役 執行役員	西藤俊秀	化学品事業本部長、花王ケミカルズ ヨーロッパ エスエル取締役会長、ファティ ケミカル（マレーシア）スンダリアンベルハット取締役会長
取締役 執行役員	三田慎一	会計財務部門統括
取締役 執行役員	髙橋辰夫	花王販売株式会社代表取締役 社長執行役員
取締役 執行役員	広田雅人	化粧品事業本部長
取締役 執行役員	沼田敏晴	研究開発部門統括
取締役	高山外志夫	株式会社カネボウ化粧品代表取締役 会長執行役員
取締役	髙橋温	住友信託銀行株式会社代表取締役会長

地　　位	氏　　　名	担当及び他の法人等の代表状況等 (社外役員の他の会社における業務執行者または社外役員の兼務状況を含む)
取 締 役	正　田　　修	株式会社日清製粉グループ本社代表取締役 取締役会長、オリエンタル酵母工業株式会社社外取締役、東武鉄道株式会社社外監査役
常勤監査役	江　尻　恒　男	
常勤監査役	大　竹　正　一	
監 査 役	伊　東　　敏	公認会計士
監 査 役	大　江　　忠	弁護士、花王販売株式会社社外監査役、キヤノン株式会社社外監査役、株式会社丸井社外監査役

(注) 1. 取締役髙橋　温、同　正田　修の両氏は、社外取締役であります。

2. 監査役伊東　敏、同　大江　忠の両氏は、社外監査役であります。

3. 取締役髙橋　温氏は、住友信託銀行株式会社の代表取締役会長であり、当社は同社との間に、定常的な銀行取引があるほか、平成19年３月31日現在、同社より16,600百万円の借り入れを行っております。

4. 取締役正田　修氏は、株式会社日清製粉グループ本社の代表取締役 取締役会長であり、同社の子会社は、食用油等の製造販売を行っており、当社と競業関係にあるほか、当社は同社の子会社との間に、製品販売等の取引関係があります。

5. 監査役江尻恒男氏は、長年当社の経理業務を経験し、財務及び会計に関する相当程度の知見を有するものであります。

6. 監査役伊東　敏氏は、公認会計士の資格を有し、財務及び会計に関する相当程度の知見を有するものであります。

7. 当期中における取締役及び監査役の異動

(1) 平成18年５月22日をもって、監査役那須弘平氏は、最高裁判所裁判官に就任することに伴い、監査役を辞任いたしました。

(2) 平成18年６月29日開催の第100期定時株主総会において、三田慎一、髙橋辰夫、広田雅人、沼田敏晴、髙橋　温、正田　修の６氏が取締役に、大江　忠氏が監査役に新たに選任され、それぞれ就任いたしました。

(3) 平成18年６月29日、任期満了により、代表取締役香川尊彦、取締役鶴岡昭男、同　樋口信厚、同　髙石尚武、同　岡田明重、同　橘・フクシマ・咲江の６氏は取締役を退任いたしました。

(4) 平成18年６月29日開催の取締役会において、取締役 執行役員後藤卓雄、同　神田博至、同　髙木憲彦、同　中川俊一の４氏は取締役 常務執行役員に新たに選定され、それぞれ就任いたしました。

8．以下の取締役及び監査役の担当及び他の法人等の代表状況等（社外役員の他の会社における業務執行者または社外役員の兼務状況を含む）は、平成19年４月１日より、それぞれ次のとおりとなっております。

取締役 常務執行役員	神田博至	コンシューマープロダクツ担当、ＭＫ開発部門統括、花王プロフェッショナル・サービス株式会社担当
取締役 常務執行役員	髙木憲彦	コンシューマープロダクツ国際事業本部長、花王ブランズ カンパニー取締役会長
取締役 執行役員	西藤俊秀	ケミカル事業ユニット長、花王ケミカルズ ヨーロッパ エスエル取締役会長、ファティ ケミカル（マレーシア）スンダリアン ベルハット取締役会長
取締役 執行役員	髙橋辰夫	花王カスタマーマーケティング株式会社代表取締役社長執行役員
取締役 執行役員	広田雅人	ビューティケア事業ユニット長
監査役	大江　忠	弁護士、花王カスタマーマーケティング株式会社社外監査役、キヤノン株式会社社外監査役、株式会社丸井社外監査役

2．当期に係る取締役及び監査役の報酬等の総額

取締役　15名　435百万円（うち社外取締役　２名　13百万円）
監査役　４名　62百万円（うち社外監査役　２名　11百万円）

（注）１．取締役の報酬等の総額には、使用人兼務取締役の使用人兼務部分に対する給与等相当額 142百万円（賞与を含む）は含まれておりません。

２．取締役の報酬等の総額には、以下のものも含まれております。

(1) 当期中に役員賞与引当金として費用計上した額
取締役：13名　110百万円

(2) 平成18年８月25日開催の取締役会決議に基づき、ストックオプションとして割り当てた新株予約権による報酬等の額
取締役：14名　76百万円（うち社外取締役　１名　２百万円）

３．報酬等の限度額は、次のとおりであります。

(1) 取締役の報酬等の限度額
①年額　450百万円（平成４年６月26日開催の第86期定時株主総会決議）
使用人兼務取締役の使用人分の報酬は含みません。
②年額　200百万円（平成18年６月29日開催の第100期定時株主総会決議）
上記①とは別枠で、ストックオプションとして割り当てる新株予約権に関する報酬等の限度額として承認されています。

(2) 監査役の報酬等の限度額
年額　85百万円（昭和59年６月29日開催の第78期定時株主総会決議）

4．取締役の報酬等の総額のほか、平成18年6月29日開催の第100期定時株主総会の決議に基づき、次のとおり支給しております。

(1) 役員賞与

取締役：13名　　73百万円

(2) 退職慰労金

取締役：２名　　17百万円

平成13年7月以降、役員退職慰労金引当金の新規の積み立てを停止しており、上記の支給額は、それぞれの取締役への就任時から平成13年6月までの在任中の労に報いるためのものであります。

3．社外役員に関する事項

(1) 当期における主な活動状況

地位	氏名	取締役会出席状況	監査役会出席状況	発言状況
取締役	髙橋　温	14回中12回	－	取締役会において、主に金融機関の経営者としての豊富な経験から適宜発言を行っております。
取締役	正田　修	14回中12回	－	取締役会において、主に製造会社の経営者としての豊富な経験から適宜発言を行っております。
監査役	伊東　敏	16回中16回	7回中7回	取締役会及び監査役会において、主に公認会計士としての専門的見地から適宜発言を行っております。
監査役	大江　忠	14回中12回	5回中4回	取締役会及び監査役会において、主に弁護士としての専門的見地から適宜発言を行っております。

(注) 当期開催の取締役会は16回、監査役会は7回であり、取締役髙橋　温、同　正田　修の両氏及び監査役大江　忠氏の取締役及び監査役への就任以降開催された取締役会は14回、監査役会は5回となっております。

(2) 責任限定契約の内容の概要

当社は各社外役員との間で、会社法第427条第1項及び定款の規定に基づき、会社法第423条第1項の責任を、1,000万円または法令が定める額のいずれか高い額を限度として負担するものとする契約を締結しております。

V　当社の会計監査人に関する事項

1．会計監査人の名称

監査法人トーマツ

2．当期に係る会計監査人の報酬等の額

(1) 当社が支払うべき会計監査人としての報酬等の額

75百万円

(2) 当社及び子会社が支払うべき金銭その他の財産上の利益の合計額

175百万円

(注) 1．当社と会計監査人との間の監査契約において、「会社法」に基づく監査と「証券取引法」に基づく監査の監査報酬等の合計額を明確に区分しておらず、実質的にも区分できませんので、(1) の報酬等の額にはこれらの合計額を記載しております。

2．当社の、会計監査人に対する、「公認会計士法」第２条第１項の監査証明業務以外の委託業務は以下のとおりです。

(1) 内部統制構築に関する助言・指導業務

(2) 国際財務報告基準と同等の会計処理基準を、子会社及び関連会社に導入するための助言・指導業務

3．12頁に記載の当社の重要な子会社のうち、花王（中国）投資有限公司、泰国花王実業株式会社、ファティ ケミカル（マレーシア）スンダリアン ベルハット、ケイピーエスエスー花王プロフェッショナル サロン サービシーズ ゲーエムベーハー、花王ケミカルズ ヨーロッパ エスエル、花王ケミカルズ ゲーエムベーハー及び花王コーポレーション エスエイは、当社の会計監査人以外の公認会計士または監査法人（外国におけるこれらの資格に相当する資格を有する者を含む。）の監査（会社法または証券取引法（これらの法律に相当する外国の法令を含む。）の規定によるものに限る。）を受けております。

3．会計監査人の解任または不再任の決定の方針

監査役会は、会計監査人が会社法第340条第１項各号に定める項目のいずれかに該当すると認められる場合、監査役全員の同意により会計監査人を解任いたします。この場合、監査役会が選定した監査役は、解任後最初に招集される株主総会において、解任した旨及びその理由を報告いたします。また、監査役会は、会計監査人としての適格性、独立性や信頼性などにおいて問題があると判断した場合、会計監査人の解任または不再任を株主総会に提案することを取締役会に請求いたします。

取締役会は、上記の監査役会による解任の場合のほか、会計監査人としての適格性、独立性や信頼性などにおいて問題があると判断した場合、監査役会の同意を得て、または上記の監査役会の請求により、会計監査人の解任または不再任を株主総会に提案いたします。

Ⅵ　当社の業務の適正を確保するための体制

当社は、取締役会において、「内部統制体制の整備に関する方針」を次のとおり決議しております。

〔内部統制体制に関する基本的な考え方〕

企業価値の継続的な増大をめざして、適法かつ効率的な、また健全で透明性の高い経営が実現できるよう、経営体制、経営組織及び経営システムを整備することを重要な課題として、代表取締役 社長執行役員を委員長とする内部統制委員会を設置し、以下の施策を実施する。

(1) 取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制

花王グループの役員及び使用人は、法令、定款、社内規程及び社会的倫理の遵守について規定した「花王ビジネスコンダクトガイドライン（花王企業行動指針）」に基づき誠実に行動することが求められ、コンプライアンスを担当する取締役を委員長とするコンプライアンス委員会がその遵守を推進する。その遵守状況については、経営監査室によるモニタリングや、社内外の関係者からの通報・相談窓口への情報等によって早期に把握し、問題がある場合には速やかな解決に努め、また、類似事例の再発を防止するために適切な措置をとる。

(2) 取締役の職務の執行に係る情報の保存及び管理に関する体制

取締役の職務執行に係る情報（議事録・決裁記録及びそれらの付属資料、会計帳簿・会計伝票及びその他の情報等）は文書管理規程その他関連する規程等に従い、適切に保存及び管理を行う。取締役、監査役及びそれらに指名された使用人はいつでもそれらの情報を閲覧できるものとする。

(3) 損失の危険の管理に関する規程その他の体制

経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行う。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理する。リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備する。なお、重大な危機が発生した場合には、代表取締役 社長執行役員を本部長とする対策本部を設置し、対応を行う。

(4) 取締役の職務の執行が効率的に行われることを確保するための体制

取締役会は、中期経営基本戦略において注力すべき方向性を定めた上で、これを各部門及び子会社等の中期計画に落とし込み、毎年取締役会等でレビューし、計画の進捗状況及び事業環境の変化に対応し、必要な軌道修正を行うものとする。収支計画その他重要な事業計画の進捗については、経営会議において月次または適宜レビューし、課題を抽出し、対策の実行につなげるものとする。また、監督と執行を分離し、その実効性を確保するために取締役会または経営会議に諮るべき決裁基準を必要に応じて見直すものとする。

(5) 当社及びその子会社から成る企業集団における業務の適正を確保するための体制

内部統制委員会及びその関連委員会は、当社及び子会社の事業活動に関し、法令及び定款に適合することを確保するための諸施策に加え、横断的に業務の適正と効率性の確保を推進し、その監視を行うとともに定期的に取締役会に報告するものとする。代表取締役及び業務担当取締役・執行役員は、それぞれの職務分掌に従い、花王グループ会社が適切な内部統制システムの整備を行うように指導する。また、子会社における業務の適正の確保のために、子会社からの定期的な報告ルールの充実を図り、内部監査の充実を行うものとする。

(6) 監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する事項

監査役監査を実効的に行うために、監査役から補助すべき使用人を置くことの求めがあった場合は、取締役は監査役と具体的な人選を協議し、配置する。

(7) 前項の使用人の取締役からの独立性に関する事項

監査役の職務を補助すべき使用人の任命、評価、異動及び懲戒は監査役会の意見を徴してこれを尊重する。

(8) 取締役及び使用人が監査役に報告をするための体制その他の監査役への報告に関する体制

監査役は、経営会議、内部統制委員会及びその関連の委員会への出席並びに重要な会議の議事録や決裁記録等の文書の閲覧をいつでも行うことができ、また、代表取締役との定期的な意見交換をはじめ、各部門の責任者から活動状況の報告を受けることができる。また、取締役は、会社に著しい損害を及ぼす恐れがある事実及び法令・定款に違反する重大な事実等が発生した場合は、速やかに監査役に報告する。

(9) その他監査役の監査が実効的に行われることを確保するための体制

監査役は、効率的かつ効果的な監査役監査を行うために、会計監査人

及び経営監査室をはじめとする内部監査部門並びに子会社の監査役及び内部監査部門と情報の交換を含む緊密な協力関係を維持するとともに、必要に応じて独自に弁護士や公認会計士等の外部専門家の支援を受けることができる。

連結貸借対照表

(平成19年３月31日現在)

(単位：百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
流動資産	402,219	流動負債	308,646
現金及び預金	49,910	支払手形及び買掛金	110,158
受取手形及び売掛金	158,497	短期借入金	21,877
有価証券	36,247	一年以内に返済予定の長期借入金	22,062
たな卸資産	112,114	未払金	28,930
前払費用	5,735	未払費用	85,796
繰延税金資産	20,643	未払法人税等	11,673
その他	21,464	その他	28,148
貸倒引当金	△2,394	固定負債	364,399
固定資産	845,518	社債	99,995
有形固定資産	289,016	長期借入金	211,774
建物及び構築物	96,445	退職給付引当金	30,987
機械装置及び運搬具	101,369	役員退職慰労引当金	163
工具、器具及び備品	13,930	その他	21,478
土地	69,625	負債合計	673,046
建設仮勘定	7,645	(純資産の部)	
無形固定資産	442,469	株主資本	573,541
のれん	256,326	資本金	85,424
商標権	147,880	資本剰余金	109,565
その他	38,262	利益剰余金	388,585
投資その他の資産	114,032	自己株式	△10,033
投資有価証券	17,291	評価・換算差額等	△9,010
長期貸付金	1,792	その他有価証券評価差額金	4,649
長期前払費用	12,207		
繰延税金資産	50,535	為替換算調整勘定	△13,659
その他	32,326	新株予約権	301
貸倒引当金	△121	少数株主持分	9,917
繰延資産	58	純資産合計	574,751
資産合計	1,247,797	負債・純資産合計	1,247,797

連結損益計算書

(平成18年4月1日から平成19年3月31日まで)

(単位：百万円)

科目	金	額
売上高		1,231,808
売上原価		503,271
売上総利益		728,536
販売費及び一般管理費		607,678
営業利益		120,858
営業外収益		
受取利息	2,175	
受取配当金	121	
為替差益	504	
その他	3,471	6,273
営業外費用		
支払利息	5,032	
持分法による投資損失	703	
その他	1,219	6,955
経常利益		120,176
特別利益		
固定資産売却益	682	
投資有価証券売却益	7	
海外子会社減価償却費過年度戻入益	264	
受取保険金	443	
その他	452	1,851
特別損失		
固定資産除売却損	2,772	
減損損失	1,245	
その他	882	4,900
税金等調整前当期純利益		117,127
法人税、住民税及び事業税	37,268	
法人税等調整額	7,854	45,122
少数株主利益（減算）		1,476
当期純利益		70,527

連結株主資本等変動計算書

(平成18年４月１日から平成19年３月31日まで)

(単位：百万円)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高	85,424	109,561	345,941	△10,165	530,760
連結会計年度中の変動額					
利益処分による利益配当			△13,623		△13,623
剰余金の配当			△14,169		△14,169
利益処分による役員賞与			△90		△90
当期純利益			70,527		70,527
自己株式の取得				△1,085	△1,085
自己株式の処分		4		1,218	1,222
株主資本以外の項目の連結会計年度中の変動額(純額)					
連結会計年度中の変動額合計	―	4	42,644	132	42,781
平成19年３月31日　残高	85,424	109,565	388,585	△10,033	573,541

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日　残高	5,860	△26,944	△21,084	―	8,903	518,580
連結会計年度中の変動額						
利益処分による利益配当						△13,623
剰余金の配当						△14,169
利益処分による役員賞与						△90
当期純利益						70,527
自己株式の取得						△1,085
自己株式の処分						1,222
株主資本以外の項目の連結会計年度中の変動額(純額)	△1,211	13,285	12,074	301	1,014	13,389
連結会計年度中の変動額合計	△1,211	13,285	12,074	301	1,014	56,170
平成19年３月31日　残高	4,649	△13,659	△9,010	301	9,917	574,751

（ご参考）連結キャッシュ・フロー計算書（要約）

（平成18年4月1日から平成19年3月31日まで）

（単位：百万円）

科目	金額
営業活動によるキャッシュ・フロー	**164,977**
税金等調整前当期純利益	117,127
減価償却費	92,171
売上債権の増減額（増加：△）	△24,308
たな卸資産の増減額（増加：△）	△3,189
前払年金費用の増減額（増加：△）	△10,163
仕入債務の増減額（減少：△）	11,315
その他	25,771
小計	208,725
法人税等の支払額	△42,269
その他	△1,477
投資活動によるキャッシュ・フロー	**△63,227**
有形固定資産の取得による支出	△49,588
無形固定資産の取得による支出	△15,881
その他資産の増減額（増加：△）	2,243
財務活動によるキャッシュ・フロー	**△83,665**
借入金の増減額（減少：△）	△154,319
自己株式の取得による支出	△1,085
社債の発行による収入	99,676
配当金の支払額（含少数株主への支払額）	△29,146
その他	1,208
現金及び現金同等物に係る換算差額	**2,542**
現金及び現金同等物の増減額（減少：△）	**20,627**
現金及び現金同等物の期首残高	**67,527**
現金及び現金同等物の期末残高	**88,154**

連結注記表

連結計算書類の作成のための基本となる重要な事項に関する注記

1．連結の範囲に関する事項

連結子会社……………………………… 104社（新規1社、除外0社）

主要会社名：花王販売株式会社、株式会社カネボウ化粧品、カネボウ化粧品販売株式会社、花王化粧品販売株式会社、花王(中国)投資有限公司、泰国花王実業株式会社、ファティ ケミカル（マレーシア）スンダリアン ベルハット、花王ブランズ カンパニー、花王スペシャルティーズ アメリカズ エルエルシー、ケイピーエスエスー花王プロフェッショナル サロン サービシーズ ゲーエムベーハー、花王ケミカルズ ヨーロッパ エスエル、花王ケミカルズ ゲーエムベーハー、花王コーポレーション エスエイ

（新　規）当連結会計年度において新たに設立した子会社1社
モルトン・ブラウン ゲーエムベーハー

非連結子会社………………………………15社

主要会社名：花王ロジスティクス株式会社、花王システム物流株式会社、花王マーチャンダイジングサービス株式会社

なお、非連結子会社15社の合計の総資産、売上高、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結計算書類に及ぼす影響は軽微であります。

2．持分法の適用に関する事項

持分法適用非連結子会社…………………12社（新規0社、除外0社）

主要会社名：花王ロジスティクス株式会社、花王システム物流株式会社、株式会社ＫＣロジスティクス、花王マーチャンダイジングサービス株式会社

持分法非適用非連結子会社……………３社

主要会社名：花王（エス）2003 プライベート リミティッド、カネボウコスメティックスユーケー リミティッド、花王ブランズ ヨーロッパ エスエル

持分法適用関連会社………………………10社（新規0社、除外0社）

主要会社名：昭和興産株式会社、ニベア花王株式会社、花王マレーシア スンダリアン ベルハット

持分法非適用関連会社……………………２社

主要会社名：花王トレーディング（マレーシア）スンダリアン ベルハット、佳麗宝化工股份有限公司

なお、持分法を適用していない非連結子会社３社及び関連会社２社の合計の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結計算書類に及ぼす影響は軽微であります。

3．連結子会社の事業年度等に関する事項

連結子会社のうち、花王販売株式会社、花王化粧品販売株式会社、愛媛サニタリープロダクツ株式会社、花王クエーカー株式会社及び花王プロフェッショナル・サービス株式会社以外の子会社の決算日は12月31日であり、連結決算日との差は３カ月以内であるため、当該連結子会社の事業年度に係る計算書類を基礎として連結を行っております。ただし、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。

4．会計処理基準に関する事項

(1) 重要な資産の評価基準及び評価方法

①有価証券

満期保有目的の債券……償却原価法（定額法）

その他有価証券

時価のあるもの………決算日の市場価格等に基づく時価法

（評価差額は全部純資産直入法により処理し、売却原価は主として移動平均法により算定）

時価のないもの………主として移動平均法による原価法

②デリバティブ……………時価法

③たな卸資産………………主として総平均法による低価法

(2) 重要な減価償却資産の減価償却の方法

①有形固定資産

当社及び国内連結子会社は主として定率法を採用し、在外連結子会社は主として定額法を採用しております。

②無形固定資産

定額法を採用しております。

(3) 重要な引当金の計上基準

①貸倒引当金

当社及び国内連結子会社は、売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。また、在外連結子会社は、主として特定の債権について回収不能見込額を計上しております。

②退職給付引当金

当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。

会計基準変更時差異については、15年による均等額を費用処理しております。

過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。

数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。

なお、当連結会計年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。

③役員退職慰労引当金

役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当連結会計年度末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

(4) 重要な外貨建の資産または負債の本邦通貨への換算の基準

外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

なお、在外子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における少数株主持分及び為替換算調整勘定に含めて計上しております。

(5) 重要なリース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、主として通常の賃貸借取引に係る方法に準じた会計処理によっております。
(6) 重要なヘッジ会計の方法
主として繰延ヘッジ処理を採用しております。なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。
(7) その他連結計算書類の作成のための基本となる重要な事項
①消費税等の会計処理は、税抜方式によっております。
②当連結会計年度より、「会社法」（法律第86号　平成17年７月26日）及び「会社計算規則」（法務省令第13号　平成18年２月７日）に基づいて、連結計算書類を作成しております。
5．連結子会社の資産及び負債の評価に関する事項
全面時価評価法を採用しております。
6．のれん及び負ののれんの償却に関する事項
のれんは、発生年度より実質的判断による年数の見積りが可能なものはその見積り年数で、その他については５年間で定額法により償却しております。

連結計算書類の作成のための基本となる重要な事項の変更

1．役員賞与に関する会計基準
当連結会計年度より、「役員賞与に関する会計基準」（企業会計基準第４号　平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ129百万円減少しております。
2．貸借対照表の純資産の部の表示に関する会計基準
当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）を適用しております。
従来の資本の部の合計に相当する金額は564,531百万円であります。
3．企業結合に係る会計基準等
当連結会計年度より、「企業結合に係る会計基準」（企業会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号　平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）を適用しております。これによる損益に与える影響はありません。
4．ストック・オプション等に関する会計基準
当連結会計年度より、「ストック・オプション等に関する会計基準」（企業会計基準第８号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年５月31日）を適用しております。これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ301百万円減少しております。
5．自己株式及び準備金の額の減少等に関する会計基準等の改正
当連結会計年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号　最終改正　平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号　最終改正　平成18年８月11日）を適用しております。これによる損益に与える影響はありません。
6．金融商品に関する会計基準の改正
当連結会計年度より、改正後の「金融商品に関する会計基準」（企業会計基準第10号　最終改正　平成18年８月11日）を適用しております。これによる損益に与える影響は軽微であります。

連結貸借対照表に関する注記

1．担保資産

担保に供している資産の額（簿価）

売掛金　217百万円

上記に対応する債務

短期借入金　105百万円

2．有形固定資産の減価償却累計額　812,901百万円

3．保証債務　2,913百万円

関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証

ヨーロピアン ディストリビューション
サービス ゲーエムベーハー　2,351百万円

従業員等　561百万円

4．割引手形残高　107百万円

連結株主資本等変動計算書に関する注記

1．発行済株式の総数に関する事項

株式の種類	前連結会計年度末の株式数	当連結会計年度増加株式数	当連結会計年度減少株式数	当連結会計年度末の株式数
普通株式	549,443千株	—	—	549,443千株

2．自己株式の数に関する事項

株式の種類	前連結会計年度末の株式数	当連結会計年度増加株式数	当連結会計年度減少株式数	当連結会計年度末の株式数
普通株式	4,497千株	340千株	488千株	4,349千株

(注) 自己株式の株式数の増加340千株は、単元未満株式の買い取りによる増加であります。
自己株式の株式数の減少488千株は、ストックオプションの行使による減少424千株及び単元未満株式売り渡しによる減少48千株、持分法適用関連会社が売却した自己株式（当社株式）の当社帰属分16千株であります。

3．配当に関する事項

(1) 配当金支払額

決議	株式の種類	配当金の総額（百万円）(注)	1株当たり配当額（円）	基準日	効力発生日
第100期定時株主総会（平成18年6月29日開催）	普通株式	13,623	25	平成18年3月31日	平成18年6月29日
取締役会（平成18年10月23日開催）	普通株式	14,169	26	平成18年9月30日	平成18年12月1日

(注) 持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、平成18年6月29日開催の第100期定時株主総会については、13,637百万円であり、平成18年10月23日開催の取締役会については、14,183百万円であります。

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの
平成19年６月28日開催予定の第101期定時株主総会において、次のとおり付議いたします。

株式の種類	配当の原資	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日
普通株式	利益剰余金	14,186	26	平成19年３月31日	平成19年６月29日

4．当連結会計年度末日における新株予約権に関する事項

決議	目的となる株式の種類	目的となる株式の数
第96期定時株主総会（平成14年６月27日開催）	普通株式	318千株
第97期定時株主総会（平成15年６月27日開催）	普通株式	422千株
第98期定時株主総会（平成16年６月29日開催）	普通株式	979千株

（注）権利行使期間の初日が到来していないものを除いております。

税効果会計に関する注記

繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

繰延税金資産	
減価償却費	67,182百万円
退職給付引当金	11,603
未払費用	11,593
未払事業税	1,166
繰越欠損金	38,225
その他	18,235
繰延税金資産小計	148,005
評価性引当額	△46,058
繰延税金資産合計	101,947
繰延税金負債	
その他有価証券評価差額金	△2,939百万円
留保利益	△14,804
圧縮記帳積立金	△4,598
前払年金費用	△8,996
その他	△6,319
繰延税金負債合計	△37,658
繰延税金資産の純額	64,288百万円

退職給付に関する注記

1．採用している退職給付制度の概要

当社及び一部の国内連結子会社は、確定給付型の制度として、厚生年金基金制度を設けておりましたが、代行部分の返上に伴い、確定給付企業年金法に基づき平成15年6月に確定給付企業年金に移行しました。同時に退職給付制度の改定を行い、キャッシュバランスプラン（市場金利連動型年金）と、将来積立分の一部につき確定拠出年金制度を導入しました。その他、早期退職者に対して、自由定年支援金を支払う場合があります。

他の一部の国内連結子会社は、確定給付型の制度として、退職一時金制度を設けています。その他、従業員の退職等に際して、退職給付会計基準に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

また、一部の在外連結子会社は、確定給付型制度のほか、確定拠出型制度等を設けております。

2．退職給付債務に関する事項

①退職給付債務	△227,690百万円
②年金資産	206,102
③未積立退職給付債務（①+②）	△21,588
④会計基準変更時差異の未処理額	14,334
⑤未認識数理計算上の差異	19,097
⑥未認識過去勤務債務（債務の減額）	△20,155
⑦連結貸借対照表計上額純額（③+④+⑤+⑥）	△8,312
⑧前払年金費用	22,674
⑨退職給付引当金（⑦−⑧）	△30,987

3．退職給付費用に関する事項

①勤務費用	8,716百万円
②利息費用	4,424
③期待運用収益	△3,905
④会計基準変更時差異の費用処理額	1,790
⑤数理計算上の差異の費用処理額（注）2	5,868
⑥過去勤務債務の費用処理額	△2,310
⑦退職給付費用（①+②+③+④+⑤+⑥）	14,584

（注）1．上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として 2,266百万円を計上しております。

2．一部の在外連結子会社は数理計算上の差異について回廊アプローチを適用しております。

4．退職給付債務等の計算の基礎に関する事項

①退職給付見込額の期間配分方法　期間定額基準

②割引率　主として2.0%

③期待運用収益率　主として2.0%

④過去勤務債務の額の処理年数　主として15年

（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理しております。）

⑤数理計算上の差異の処理年数　主として10年

（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により発生年度から費用処理しております。）

⑥会計基準変更時差異の処理年数　15年

1株当たり情報に関する注記

1．１株当たり純資産額	1,035円66銭
2．１株当たり当期純利益	129円41銭

その他の注記

金額は百万円未満を切り捨てて表示しております。

貸借対照表

(平成19年3月31日現在)

(単位：百万円)

科目	金額	科目	金額
(資産の部)		**(負債の部)**	
流動資産	**163,830**	**流動負債**	**193,412**
現金及び預金	19,569	買掛金	64,764
売掛金	58,285	一年以内に返済予定の長期借入金	22,000
有価証券	6,590	未払金	13,625
製品	29,512	未払費用	45,849
原材料	7,619	未払法人税等	3,930
仕掛品	9,440	預り金	34,875
貯蔵品	2,000	その他	8,366
前払費用	2,968	**固定負債**	**311,602**
繰延税金資産	6,656	社債	99,995
関係会社短期貸付金	8,459	長期借入金	210,600
未収入金	8,237	退職給付引当金	759
その他	4,738	役員退職慰労引当金	163
貸倒引当金	△248	その他	84
固定資産	**844,927**	**負債合計**	**505,015**
有形固定資産	**166,454**	**(純資産の部)**	
建物	50,848	**株主資本**	**499,681**
構築物	10,088	**資本金**	**85,424**
機械及び装置	50,758	**資本剰余金**	**108,893**
車両運搬具	150	資本準備金	108,888
工具、器具及び備品	6,126	その他資本剰余金	4
土地	44,488	**利益剰余金**	**315,214**
建設仮勘定	3,992	利益準備金	14,116
無形固定資産	**178,564**	その他利益剰余金	301,098
特許権	18,938	特別償却準備金	147
借地権	24	圧縮記帳積立金	6,539
商標権	148,400	別途積立金	221,799
実用新案権	475	繰越利益剰余金	72,610
意匠権	3,946	**自己株式**	**△9,850**
ソフトウェア	5,795	**評価・換算差額等**	**3,759**
その他	984	**その他有価証券評価差額金**	**3,759**
投資その他の資産	**499,907**	**新株予約権**	**301**
投資有価証券	10,481	**純資産合計**	**503,741**
関係会社株式	387,325		
関係会社出資金	54,045		
関係会社長期貸付金	15,388		
長期前払費用	102		
繰延税金資産	15,681		
前払年金費用	13,850		
その他	3,032		
資産合計	**1,008,757**	**負債・純資産合計**	**1,008,757**

損　益　計　算　書

（平成18年４月１日から平成19年３月31日まで）

（単位：百万円）

科　　　目	金	額
売上高		709,554
売上原価		302,977
売上総利益		406,577
販売費及び一般管理費		327,963
営業利益		78,613
営業外収益		
受取利息	286	
有価証券利息	8	
受取配当金	6,774	
為替差益	392	
その他	2,450	9,913
営業外費用		
支払利息	2,045	
社債利息	1,114	
その他	415	3,575
経常利益		84,951
特別利益		
固定資産売却益	5	
関係会社株式売却益	8,290	
その他	12	8,307
特別損失		
固定資産除却損	1,762	
関係会社出資金評価損	1,558	
関係会社株式評価損	459	
その他	49	3,829
税引前当期純利益		89,429
法人税、住民税及び事業税	21,798	
法人税等調整額	9,978	31,776
当期純利益		57,653

株主資本等変動計算書

(平成18年４月１日から平成19年３月31日まで)

(単位：百万円)

	株主資本											
	資本金	資本剰余金			利益剰余金						自己株式	株主資本合計
		資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	その他利益剰余金				利益剰余金合計		
						特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金			
平成18年３月31日 残高	85,424	108,888	—	108,888	14,116	191	6,745	201,799	62,603	285,456	△9,978	469,791
事業年度中の変動額												
利益処分による利益配当									△13,637	△13,637		△13,637
剰余金の配当									△14,183	△14,183		△14,183
利益処分による役員賞与									△73	△73		△73
特別償却準備金の積立						23			△23	—		—
利益処分による特別償却準備金の取崩						△18			18	—		—
特別償却準備金の取崩						△48			48	—		—
圧縮記帳積立金の積立							5		△5	—		—
利益処分による圧縮記帳積立金の取崩							△109		109	—		—
圧縮記帳積立金の取崩							△101		101	—		—
利益処分による別途積立金の積立								20,000	△20,000	—		—
当期純利益									57,653	57,653		57,653
自己株式の取得											△1,085	△1,085
自己株式の処分			4	4							1,212	1,216
株主資本以外の項目の事業年度中の変動額（純額）												
事業年度中の変動額合計	—	—	4	4	—	△43	△205	20,000	10,007	29,758	127	29,889
平成19年３月31日 残高	85,424	108,888	4	108,893	14,116	147	6,539	221,799	72,610	315,214	△9,850	499,681

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成18年３月31日 残高	4,652	4,652	—	474,444
事業年度中の変動額				
利益処分による利益配当				△13,637
剰余金の配当				△14,183
利益処分による役員賞与				△73
特別償却準備金の積立				—
利益処分による特別償却準備金の取崩				—
特別償却準備金の取崩				—
圧縮記帳積立金の積立				—
利益処分による圧縮記帳積立金の取崩				—
圧縮記帳積立金の取崩				—
利益処分による別途積立金の積立				—
当期純利益				57,653
自己株式の取得				△1,085
自己株式の処分				1,216
株主資本以外の項目の事業年度中の変動額（純額）	△893	△893	301	△592
事業年度中の変動額合計	△893	△893	301	29,297
平成19年３月31日 残高	3,759	3,759	301	503,741

個 別 注 記 表

重要な会計方針に係る事項に関する注記

1．有価証券の評価基準及び評価方法

満期保有目的の債券…………………償却原価法（定額法）

子会社株式及び関連会社株式……移動平均法による原価法

その他有価証券

時価のあるもの……………………決算日の市場価格等に基づく時価法

（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定）

時価のないもの……………………移動平均法による原価法

2．たな卸資産の評価基準及び評価方法

総平均法による低価法

3．固定資産の減価償却の方法

有形固定資産

定率法を採用しており、実質的残存価額まで償却しております。

無形固定資産

定額法を採用しております。

4．外貨建の資産及び負債の本邦通貨への換算基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。

5．引当金の計上基準

(1) 貸倒引当金

売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

(2) 退職給付引当金

従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。

会計基準変更時差異については、15年による均等額を費用処理しております。

過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。

数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生事業年度から費用処理しております。

なお、当事業年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「前払年金費用」に計上しております。

(3) 役員退職慰労引当金

役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当事業年度末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

6．リース取引の処理方法

リース物件の所有権が、借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

7．ヘッジ会計の方法

繰延ヘッジ処理を採用しております。なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。

8．その他の計算書類作成のための基本となる重要な事項

(1) 消費税等の会計処理は、税抜方式によっております。

(2) 当事業年度より、「会社法」（法律第86号　平成17年７月26日）及び「会社計算規則」（法務省令第13号　平成18年２月７日）に基づいて、計算書類を作成しております。

重要な会計方針の変更

1．役員賞与に関する会計基準

当事業年度より、「役員賞与に関する会計基準」（企業会計基準第４号　平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税引前当期純利益は、それぞれ110百万円減少しております。

2．貸借対照表の純資産の部の表示に関する会計基準

当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号　平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号　平成17年12月９日）を適用しております。

従来の資本の部の合計に相当する金額は503,410百万円であります。

3．企業結合に係る会計基準等

当事業年度より、「企業結合に係る会計基準」（企業会計審議会　平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号　平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号　平成17年12月27日）を適用しております。これによる損益に与える影響はありません。

4．ストック・オプション等に関する会計基準

当事業年度より、「ストック・オプション等に関する会計基準」（企業会計基準第８号　平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号　平成18年５月31日）を適用しております。これにより、営業利益、経常利益及び税引前当期純利益はそれぞれ301百万円減少しております。

5．自己株式及び準備金の額の減少等に関する会計基準等の改正

当事業年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号　最終改正　平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号　最終改正　平成18年８月11日）を適用しております。これによる損益に与える影響はありません。

6．金融商品に関する会計基準の改正

当事業年度より、改正後の「金融商品に関する会計基準」（企業会計基準第10号　最終改正平成18年８月11日）を適用しております。これによる損益に与える影響は軽微であります。

貸借対照表に関する注記

1．関係会社に対する短期金銭債権（短期貸付金以外）	46,377百万円	
関係会社に対する短期金銭債務	40,222百万円	
2．有形固定資産の減価償却累計額	677,397百万円	
3．有形固定資産の圧縮記帳累計額	906百万円	
4．保証債務	1,258百万円	
当社従業員の財形貯蓄制度による金融機関からの借入金に対する連帯保証	540	
金融機関からの借入金に対する保証	155	
地方自治体からの借入金に対する保証予約	357	
政府系機関からの借入金に対し金融機関への経営指導念書等の差入れ	205	

5．旧商法に基づく自己株式譲渡方式のストックオプション

旧商法第210条ノ２の規定に基づき自己株式を取得する方法によるストックオプションとしての株式譲渡請求権（平成13年６月28日開催の第95期定時株主総会決議）

株式の種類	当社普通株式
株式の数	75,000株

損益計算書に関する注記

関係会社との取引高

売上高	641,232百万円
仕入高	38,588百万円
その他の営業取引高	125,135百万円
営業取引以外の取引高	42,539百万円

株主資本等変動計算書に関する注記

自己株式の数に関する事項

株式の種類	前事業年度末の株式数	当事業年度増加株式数	当事業年度減少株式数	当事業年度末の株式数
普通株式	3,924千株	340千株	472千株	3,793千株

（注）自己株式の株式数の増加340千株は、単元未満株式の買い取りによる増加であります。

自己株式の株式数の減少472千株は、ストックオプションの行使による減少424千株及び単元未満株式売り渡しによる減少48千株であります。

税効果会計に関する注記

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

繰延税金資産	
減価償却費	23,617百万円
退職給付引当金	308
未払費用	3,417
未払事業税	834
土地評価損	4,572
関係会社出資金評価損	7,293
その他	3,215
繰延税金資産小計	43,258
評価性引当額	△8,183
繰延税金資産合計	35,075
繰延税金負債	
その他有価証券評価差額金	△2,563百万円
圧縮記帳積立金	△4,458
その他	△5,715
繰延税金負債合計	△12,737
繰延税金資産の純額	22,337百万円

2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

法定実効税率	40.54％
（調整）	
受取配当金等永久に益金に算入されない項目（みなし配当金を含む）	△11.68
試験研究費等の法人税額特別控除	△2.88
評価性引当額	9.15
その他	0.40
税効果会計適用後の法人税等の負担率	35.53

リースにより使用する固定資産に関する注記

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 事業年度の末日における取得価額相当額、減価償却累計額相当額、期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
建物等	8,617百万円	1,872百万円	6,745百万円

（注）取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 事業年度の末日における未経過リース料相当額

未経過リース料期末残高相当額

1 年 内	476百万円
1 年 超	6,269
合 計	6,745

(注) 未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料、減価償却費相当額

①支払リース料	476百万円
②減価償却費相当額	476百万円

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

1 年 内	635百万円
1 年 超	8,770
合 計	9,406

関連当事者との取引に関する注記

(1) 役員及び個人主要株主等

属性	会社等の名称または氏名	資本金または出資金	事業の内容または職業	議決権等の所有（被所有）割合（％）	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
					役員の兼任等（名）	事業上の関係				
役員	高橋 温	－	当社取締役 住友信託銀行株式会社代表取締役会長	被所有直接 0.0	－	－	資金の借入（注）	3,400	一年以内に返済予定の長期借入金	2,000
									長期借入金	14,600
							利息の支払（注）	73	－	－

取引条件及び取引条件の決定方針等

(注) 資金の借入及び利息の支払については、取締役高橋 温氏が代表権を有する第三者（住友信託銀行株式会社）との取引であり、他の金融機関との取引と同様、一般的な借入条件で行っております。なお、資金の借入の取引金額は、当事業年度における返済金額であります。

(2) 子会社等

属性	会社等の名称または氏名	資本金または出資金	事業の内容または職業	議決権等の所有(被所有)割合(%)	関係内容		取引の内容	取引金額(百万円)	科目	期末残高(百万円)
					役員の兼任等(名)	事業上の関係				
子会社	花王販売株式会社	百万円 1,729	家庭用製品の販売	所有直接 100.0	2	当社製品の販売先	当社製品の販売(注1)	535,552	売掛金	28,135
							販売手数料の支払(注2)	85,525	－	－
							株式の譲渡(注3) 売却代金	20,999	－	－
							売却益	7,995		
							資金の貸付	(注4)	関係会社短期貸付金	807
							利息の受取(注5)	2	－	－
							利息の支払(注5)	74	－	－
子会社	株式会社カネボウ化粧品	百万円 7,500	化粧品の製造販売	所有直接 100.0	3	当社仕入商品の購入先及び当社製品の販売先	商標権の譲受(注6)	12,500	－	－
							資金の預り	(注4)	預り金	28,492
							利息の支払(注5)	102	－	－
子会社	花王化粧品販売株式会社	百万円 100	化粧品の販売	所有直接 100.0	1	当社製品の販売先	当社製品の販売(注1)	74,771	売掛金	3,622
							販売手数料の支払(注2)	37,161	－	－
子会社	花王プレステージリミティッド	百万英ポンド 100	欧州を中心とした化粧品事業統轄	所有直接 100.0	1	－	資金の貸付(注7)	12,774	関係会社短期貸付金	851
									関係会社長期貸付金	14,649
							貸付金の返済(注8)	11,791		
							利息の受取(注5)	76	流動資産のその他(未収利息)	21

上記金額のうち、取引金額には消費税等が含まれておらず、期末残高には消費税等が含まれております。

取引条件及び取引条件の決定方針等

(注1) 当社製品の販売については、市場価格を基に販売価額を決定しております。

(注2) 販売手数料の支払については、取引に応じ一定割合の販売手数料を支払っております。

(注3) 株式の譲渡については、平成18年9月30日現在の子会社の貸借対照表に基づく時価純資産法により売却額を決定しております。

(注4) 資金の貸付及び資金の預りについては、当社が資金の一元管理を行っております。また、資金の決済が随時行われており、取引金額としての把握が困難であるため、当事業年度末の残高のみ記載しております。

(注5) 利息の受取及び利息の支払については、市場金利を勘案して利率を決定しております。

（注６）商標権の譲受については、鑑定価額に基づき譲受価額を決定しております。
（注７）資金の貸付については、市場金利を勘案して利率を決定しております。
（注８）貸付金の返済については、返済期間を定め分割返済しております。

１株当たり情報に関する注記

１．１株当たり純資産額	922円64銭
２．１株当たり当期純利益	105円68銭

その他の注記

金額は百万円未満を切り捨てて表示しております。

連結計算書類に係る会計監査人の会計監査報告

独立監査人の監査報告書

平成19年5月8日

花 王 株 式 会 社
取 締 役 会　御 中

監 査 法 人 ト ー マ ツ

指定社員 業務執行社員	公認会計士	吉 田 修 己 ㊞
指定社員 業務執行社員	公認会計士	市 川 育 義 ㊞
指定社員 業務執行社員	公認会計士	安 藤 　武 ㊞

当監査法人は、会社法第444条第4項の規定に基づき、花王株式会社の平成18年4月1日から平成19年3月31日までの連結会計年度の連結計算書類、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書及び連結注記表について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結計算書類が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社及び連結子会社から成る企業集団の当該連結計算書類に係る期間の財産及び損益の状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

会計監査人の会計監査報告

独立監査人の監査報告書

平成19年5月8日

花 王 株 式 会 社
取 締 役 会　御 中

監 査 法 人 ト ー マ ツ

指定社員 業務執行社員	公認会計士	吉 田 修 己 ㊞
指定社員 業務執行社員	公認会計士	市 川 育 義 ㊞
指定社員 業務執行社員	公認会計士	安 藤　武 ㊞

当監査法人は、会社法第436条第2項第1号の規定に基づき、花王株式会社の平成18年4月1日から平成19年3月31日までの第101期事業年度の計算書類、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び個別注記表並びにその附属明細書について監査を行った。この計算書類及びその附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及びその附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及びその附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及びその附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の計算書類及びその附属明細書が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、当該計算書類及びその附属明細書に係る期間の財産及び損益の状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会の監査報告

監 査 報 告 書

当監査役会は、平成18年４月１日から平成19年３月31日までの第101期事業年度の取締役の職務の執行に関して、各監査役が作成した監査報告書に基づき、審議の上、本監査報告書を作成し、以下のとおり報告いたします。

１．監査役及び監査役会の監査の方法及びその内容

監査役会は、監査の方針、職務の分担等を定め、各監査役から監査の実施状況及び結果について報告を受けるほか、取締役等及び会計監査人からその職務の執行状況について報告を受け、必要に応じて説明を求めました。

各監査役は、監査役会が定めた監査役監査の基準に準拠し、監査の方針、職務の分担等に従い、取締役、内部監査部門その他の使用人等と意思疎通を図り、情報の収集及び監査の環境の整備に努めるとともに、取締役会その他重要な会議に出席し、取締役及び使用人等からその職務の執行状況について報告を受け、必要に応じて説明を求め、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況を調査いたしました。また、取締役の職務の執行が法令及び定款に適合することを確保するための体制その他株式会社の業務の適正を確保するために必要なものとして会社法施行規則第100条第１項及び第３項に定める体制の整備に関する取締役会決議の内容及び当該決議に基づき整備されている体制（内部統制システム）の状況を監視及び検証いたしました。子会社については、子会社の取締役及び監査役等と意思疎通及び情報の交換を図り、子会社に対し事業の報告を求め、必要に応じて子会社に赴き、業務及び財産の状況を調査いたしました。以上の方法に基づき、当該事業年度に係る事業報告及びその附属明細書について検討いたしました。

さらに、会計監査人が独立の立場を保持し、かつ、適正な監査を実施しているかを監視及び検証するとともに、会計監査人からその職務の執行状況について報告を受け、必要に応じて説明を求めました。また、会計監査人から「職務の遂行が適正に行われることを確保するための体制」（会社計算規則第159条各号に掲げる事項）を「監査に関する品質管理基準」（平成17年10月28日企業会計審議会）等に従って整備している旨の通知を受け、必要に応じて説明を求めました。以上の方法に基づき、当該事業年度に係る計算書類（貸借対照表、損益計算書、株主資本等変動計算書及び個別注記表）及びその附属明細書並びに連結計算書類（連結貸借対照表、連結損益計算書、連結株主資本等変動計算書及び連結注記表）について検討いたしました。

2．監査の結果

(1) 事業報告等の監査結果

一　事業報告及びその附属明細書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

二　取締役の職務の執行に関する不正の行為または法令もしくは定款に違反する重大な事実は認められません。

三　内部統制システムに関する取締役会決議の内容は相当であると認めます。また、当該内部統制システムに関する取締役の職務の執行についても、指摘すべき事項は認められません。

(2) 計算書類及びその附属明細書の監査結果

会計監査人　監査法人トーマツの監査の方法及び結果は相当であると認めます。

(3) 連結計算書類の監査結果

会計監査人　監査法人トーマツの監査の方法及び結果は相当であると認めます。

平成19年５月14日

花王株式会社　監査役会

常勤監査役　江　尻　恒　男　㊞

常勤監査役　大　竹　正　一　㊞

社外監査役　伊　東　　　敏　㊞

社外監査役　大　江　　　忠　㊞

以　上

株主総会参考書類

議案及び議決権行使についての参考事項

第１号議案　剰余金の処分の件

剰余金の処分は、次のとおりとさせていただきたく存じます。

１．期末剰余金の配当に関する事項

当社は、配当について、安定的かつ継続的に行うことが重要と考え、現在は連結での配当性向（税引後の利益である当期純利益のうち、会社がどれだけを配当金の支払に向けたかを示す指標）を40%程度とすることを目処としております。

当期の期末剰余金の配当につきましては、以下のとおりとさせていただきたく存じます。

(1) 株主に対する配当財産の割当てに関する事項及びその総額
　当社普通株式１株につき金26円
　配当総額　　14,186,906,058円

(2) 剰余金の配当が効力を生じる日
　平成19年６月29日

なお、本議案が原案どおり承認可決された場合、年間配当金は、中間配当金26円とあわせまして、前期に比べ２円増配の52円、連結での配当性向は 40.2%となります。

２．期末剰余金のその他の処分に関する事項

(1) 増加する剰余金の項目及びその額
　別途積立金　　　28,000,000,000円

(2) 減少する剰余金の項目及びその額
　繰越利益剰余金　28,000,000,000円

第２号議案　定款一部変更の件

１．変更の理由

当社子会社が行う労働者派遣事業に対応するため、現行定款第２条の事業目的を追加し、これに伴い、必要な号数変更を行うものであります。

2．変更の内容

変更の内容は次のとおりであります。

（下線部は変更箇所を示しております。）

現行定款（抜粋）	変更案
〔目的〕	〔目的〕
第2条 当会社は下記の業務を営むことを目的とする。	第2条 当会社は下記の業務を営むことを目的とする。
1．下記の製品の製造及び販売	1．（現行どおり）
(1) 石けん、シャンプー、歯みがき及び入浴剤等のパーソナルケア製品	(1) （現行どおり）
(2) クリーム、口紅及びファンデーション等の化粧品	(2) （現行どおり）
(3) 洗剤、漂白剤、柔軟剤、糊剤及び掃除用具等のハウスホールド製品	(3) （現行どおり）
(4) 生理用品及び紙おむつ等のサニタリー製品	(4) （現行どおり）
(5) 食品、食品添加物及び飲料	(5) （現行どおり）
(6) 紙類、包装資材、日用雑貨品及び衣料品	(6) （現行どおり）
(7) ペットフード及びペットケア用品	(7) （現行どおり）
(8) 医薬品、医薬部外品、医療機器、動物用医薬品、動物用医薬部外品、農薬、肥料、飼料、試薬品及び化学薬品	(8) （現行どおり）
(9) 油脂、油脂誘導体、界面活性剤、高分子化合物、酵素及び香料等の化学製品	(9) （現行どおり）
(10) 情報電子機器及び家庭用電器製品	(10) （現行どおり）
2．情報システムの開発及び販売並びに情報処理及び情報通信に関するサービス	2．（現行どおり）
3．出版物の刊行及び情報提供サービス	3．（現行どおり）
4．ヘアサロン、エステティックサロン及びスパ等の経営及びこれらに関するサービス	4．（現行どおり）
5．一般貨物自動車運送業、貨物利用運送業及び倉庫業	5．（現行どおり）
6．不動産の売買、賃貸及び管理、保険代理業並びに旅行業	6．（現行どおり）
7．研修所及び宿泊施設の運営	7．（現行どおり）
（新　設）	<u>8．労働者派遣事業</u>
<u>8</u>．当会社及び当会社関係会社から発生する不要品の処理	<u>9</u>．（現行第8号どおり）
<u>9</u>．前各号の事業に附帯する装置、システム及びソフトウェアの設計及び製作並びにその技術の販売及び指導	<u>10</u>．（現行第9号どおり）
<u>10</u>．前各号の原料、製品及び副産物の輸出入	<u>11</u>．（現行第10号どおり）
<u>11</u>．前各号に附帯または関連する一切の事業	<u>12</u>．（現行第11号どおり）

第３号議案　監査役１名選任の件

現任監査役４名のうち、江尻恒男氏は、本株主総会終結の時をもって任期が満了いたします。つきましては、監査役１名の選任をお願いいたしたいと存じます。

なお、本議案の本株主総会への提出については、監査役会の同意を得ております。

監査役候補者の氏名、略歴等は次のとおりであります。

氏名 (生年月日)	略歴		所有する当社株式数
松坂　隆 (昭和25年10月21日生)	昭和49年４月	当社入社	1,000株
	平成13年７月	当社家庭品国際事業本部コントローラー	
	平成15年３月	当社家庭品国際事業本部部長（プロジェクト担当）	
	平成17年３月	当社情報システム部門統括（現任）	

第４号議案　補欠の監査役１名選任の件

平成18年６月29日開催の第100期定時株主総会において淺田永治氏を補欠の社外監査役として選任した決議の効力は、本株主総会が開始される時までとされております。つきましては、法令に定める監査役の員数を欠くことになる場合に備え、あらためて補欠の社外監査役１名の選任をお願いいたしたいと存じます。

なお、本議案の本株主総会への提出については、監査役会の同意を得ております。

補欠の社外監査役候補者の氏名、略歴等は次のとおりであります。

氏名 (生年月日)	略歴		所有する当社株式数
淺田永治 (昭和14年1月29日生)	昭和45年10月	公認会計士登録	0株
	平成８年１月	財団法人花王芸術・科学財団監事（現任）	
	平成16年７月	公認会計士淺田永治事務所を開設し、現在に至る	

（注）１．補欠の社外監査役候補者と当社との間には特別の利害関係はありません。
２．補欠の社外監査役候補者には、公認会計士としての専門的見地及び経営に関する高い見識を当社の監査に生かしていただくことを期待しております。
３．補欠の社外監査役候補者は、直接企業経営に関与した経験はありませんが、上記２のとおり、社外監査役としての職務を適切に遂行することができると判断しております。
４．補欠の社外監査役候補者が住友金属工業株式会社の社外監査役に在任中に、同社において競争入札の方法により発注される鋼橋上部工事に関して独占禁止法違反の行為が発生しました。同氏は、日頃より同社取締役会等においてコンプライアンスの視点から適宜発言を行っており、また本件に対し、再発防止のために、コンプライアンス体制の強化を提言しております。
また、同氏が不動建設株式会社（現　株式会社不動テトラ）の社外監査役に在任中に、同社元従業員が東京都発注の工事入札に関する談合に関与する刑法違反事件についての有罪判決が確定しました。なお、同氏は違法な事実が行われた時点では、同社の社外監査役に在任しておりませんでした。本件に対し、同氏は、再発防止のために、コンプライアンス体制の強化を提言しております。
５．補欠の社外監査役候補者が監査役に就任した場合には、当社と同氏の間で、会社法第427条第１項及び定款の規定に基づき、会社法第423条第１項の責任を、1,000万円または法令が定める額のいずれか高い額を限度として負担するものとする契約を締結する予定であります。

第５号議案　ストックオプションとして発行する新株予約権の募集事項の決定を取締役会に委任する件

会社法第236条、第238条及び第239条の規定に基づき、当社使用人並びに関係会社の取締役及び使用人に対してストックオプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することにつき、ご承認をお願いいたしたいと存じます。

１．特に有利な条件をもって新株予約権を引き受ける者の募集をすることを必要とする理由
当社使用人並びに関係会社の取締役及び使用人と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的とし、ストックオプション制度を実施するため。

２．本株主総会において決定する事項に基づいて募集事項の決定をすることができる新株予約権の内容及び数の上限等
(1) その委任に基づいて募集事項の決定をすることができる新株予約権の数の上限
後記(3)に定める内容の新株予約権 500個を上限とする。
なお、新株予約権を行使することにより交付を受けることができる株式の総数は、当社普通株式 500,000株を上限とし、後記(3)①により付与株式数（以下に定義する。）が調整される場合

には、当該調整後の付与株式数に前記新株予約権の上限数を乗じて得た数を上限とする。

(2) その委任に基づいて募集事項の決定をすることができる新株予約権につき、金銭の払込みを要しないこととする。

(3) その委任に基づいて募集事項の決定をすることができる新株予約権の内容

①新株予約権の目的である株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は 1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数＝調整前付与株式数×分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

②新株予約権の行使に際して出資される財産の価額の算定方法

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。）の平均値に 1.05を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

なお、割当日後、当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年6月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式

のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times 1\text{株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

さらに、前記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

また、割当日後、当社普通株式の株式分割または株式併合が行われる場合には、行使価額は当該株式分割または株式併合の比率に応じ比例的に調整されるものとし、調整により生じる1円未満の端数は切り上げる。

③新株予約権を行使することができる期間

平成21年9月1日から平成26年8月29日まで。

④新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

ⅰ．新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額の2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

ⅱ．新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記ⅰ記載の資本金等増加限度額から上記ⅰに定める増加する資本金の額を減じて得た額とする。

⑤譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。

⑥新株予約権の取得事由及び条件

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

⑦組織再編行為の際の新株予約権の取り扱い

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数

組織再編行為の条件等を勘案の上、前記①に準じて決定する。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、前記②で定められる行使価額を調整して得られる再編後払込金額に上記ⅲに従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

ｖ．新株予約権を行使することができる期間

前記③に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、前記③に定める新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

前記④に準じて決定する。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

前記⑥に準じて決定する。

⑧新株予約権の行使により生じる１株に満たない端数の取り扱い

新株予約権を行使した新株予約権者に交付する株式の数に１株に満たない端数がある場合には、これを切り捨てるものとする。

第６号議案　取締役の報酬等の額改定の件

「会社法」（平成17年７月26日法律第86号）が平成18年５月１日に施行される前におきましては、当社取締役に支払う賞与について、利益処分として当社定時株主総会によるご承認を例年お願いしておりましたが、会社法施行後、取締役の賞与は取締役の報酬等の一部であると位置づけられたこと、平成17年11月29日に企業会計基準委員会から公表された企業会計基準第４号「役員賞与に関する会計基準」により会計上の費用化が実施されたこと及び経済情勢の変化その他諸般の事情を勘案し、今後、当社が当社取締役に支払う報酬等の額の改定につき、以下の内容についてご承認をお願いするものであります。

当社取締役の報酬額は平成４年６月26日開催の第86期定時株主総会において年額４億5,000万円以内（ただし、使用人兼務取締役の使用人兼務部分に対する報酬を除く。）とすることにつきご承認を得て今日に至っておりますが、上記の理由により、当社取締役の報酬等の額を、平成19年４月１日より開始する第102期より、取締役の賞与を含めて年額６億3,000万円以内（ただし、使用人兼務取締役の使用人兼務部分に対する給与等を除く。）とし、うち社外取締役分は年額 3,000万円以内と

することに改定させていただきたいと存じます。
現在の当社取締役は15名（うち社外取締役は２名）であります。
なお、前記の当社取締役の報酬等の額とは別枠で、平成18年６月29日開催の第100期定時株主総会において当社取締役にストックオプションとして割り当てる新株予約権に関する報酬等の額を年額２億円以内とすることにつきご承認を得ており、前記の当社取締役の報酬等の額には、当該新株予約権に関する報酬等は含まないものといたします。

以　上

議決権行使についてのご案内

当日ご出席願えない場合は、次のいずれかの方法により、議決権を行使下さいますようお願い申しあげます。

〔議決権行使書による方法〕
同封の議決権行使書用紙に賛否をご表示いただき、折り返しご送付下さい。なお、各議案につき、賛否の表示をされない場合は、賛成の表示があったものとしてお取り扱いいたします。

〔電磁的方法（インターネット等）〕
インターネットによる議決権行使は、**議決権行使専用ウェブサイト**（http://www.web54.net）をご利用いただくことによってのみ可能です。
ご利用に際しては、次の事項をご覧いただき、ご了承のうえご利用いただきますようお願い申しあげます。なお、ご利用の際のプロバイダ接続料金・通信料金等は、株主様のご負担となります。

1．システムに係る条件
インターネットでの議決権行使を行うために、次のシステム環境をご確認下さい。
(1) 画面の解像度が横800×縦600ドット（ＳＶＧＡ）以上であること。
(2) 次のアプリケーションをインストールしていること。
ア．Microsoft® Internet Explorer Ver.5.01 SP2以降
イ．Adobe® Acrobat® Reader™ Ver.4.0以降または、Adobe® Reader® Ver.6.0以降
※Microsoft®及びInternet Explorerは米国Microsoft Corporationの米国及びその他の国における登録商標または商標です。
※Adobe® Acrobat® Reader™、Adobe® Reader®はAdobe Systems Incorporated（アドビシステムズ社）の米国及びその他の国における登録商標または商標です。
※これらのソフトウェアは、いずれも各社のホームページにて無償で配布されています。
(3) インターネットの接続に際して、ファイアーウォールなど設定によりインターネット上での通信が制限される場合がありますので、システム管理者の方にご確認下さい。
(4) 当ウェブサイトはポップアップ機能を使用しておりますので、ポップアップ機能を自動的に遮断する機能（ポップアップブロック機能等）をご利用になられている場合は、解除（または一時解除）のうえ、ご利用下さい。

2．パスワードのお取り扱い
(1) パスワードは、ご行使される方が株主様ご本人であることを確認する手段です。届出印鑑や暗証番号と同様に大切に保管願います。なお、パスワードのお電話などによるご照会には、お答えいたしかねます。
(2) パスワードは、一定回数以上間違えるとロックされ使用できなくなります。パスワードの再発行を希望される場合は、画面の案内に従ってお手続き下さい。

3．パソコン等の操作方法に関するお問い合わせ先について
本ウェブサイトでの議決権行使に関するパソコン等の操作方法がご不明な場合は、下記にお問い合わせ下さい。
中央三井　証券代行ウェブサポート　専用ダイヤル
［電話］　０１２０（６５）２０３１
（受付時間　土日休日を除く　９：００～２１：００）

〔議決権行使のお取り扱い〕
1．インターネットにより複数回、議決権行使をされた場合は、最後に行われたものを有効な議決権行使としてお取り扱いいたします。
2．インターネットと書面の両方で議決権行使をされた場合は、最後に到着したものを有効な議決権行使としてお取り扱いいたします。なお、インターネットと書面が同日に到着した場合は、インターネットを有効な議決権行使としてお取り扱いいたします。
3．**議決権の行使期限は、平成19年６月27日（水曜日）午後５時までとなっておりますので、お早めに議決権を行使下さいますようお願い申しあげます。**

以　上

株主総会会場案内図

会　場　花王株式会社　すみだ事業場内　セミナーハウス

〒131-8501 東京都墨田区文花二丁目１番３号



N
花王すみだ事業場
（株主総会会場）
バス停福神橋
浅草通り
柳島橋
北十間川
福神橋
香取神社
四ツ目通り
旬鮮食品館カズン
蔵前橋通り
明治通り
横十間川
バスターミナル
花王送迎バス乗り場
大和証券
公園
タクシー乗り場
至秋葉原
至船橋
亀戸駅
JR総武線
京葉道路
亀戸駅
高速7号小松川線

●当日は、ＪＲ亀戸駅北口（上記案内図参照）より送迎バスを運行しております。
運行時間は午前９時から９時40分までです。

●徒歩の場合は、亀戸駅より約15分です。

END